UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-FR/A

(Amendment No. 1)

☒                              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

OR

☐                                 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Seven Arts Pictures PLC

(Exact name of Registrant as specified in its charter)

England

(Jurisdiction of incorporation or organization)

2-3 Fareham Street, London UK W1D 3B

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, £0.05 par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or ordinary stock as of the close of the period covered by the annual report:

21,684,000 ordinary shares

3,000,000 convertible redeemable preferred shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes    ☐
   No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes     ☐   No    ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☐     Accelerated filer   ☐     Non-accelerated filer    ☒

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17   ☒   Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes   ☐   No   ☐   N/A    ☒

Indicate by check mark whether the registrant has filed all document and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes   ☐   No   ☐   N/A   ☒

Seven Arts Pictures PLC

FORM 20-F REGISTRATION STATEMENT

INTRODUCTION

Seven Arts Pictures PLC (“Seven Arts” or the “Company”) was incorporated as Glasgow Park Investments PLC on 24 August 2001 under the English Companies Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Company held on 11 September 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 6 November 2003, the name of the Company was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC, at the time all motion picture business assets of Seven Arts Pictures Inc. were transferred to a subsidiary of the Company pursuant to an Asset Transfer Agreement in exchange for ordinary shares of the Company.  Documents concerning the Company which are referred to herein may be inspected during regular hours at the Company’s Los Angeles affiliate office located at 6310 San Vicente Blvd., Suite 510, Los Angeles, CA 90048 U.S.A.

BUSINESS OF SEVEN ARTS PICTURES PLC

Seven Arts Pictures PLC (“Seven Arts” or the “Company”), an English corporation, is the successor of Seven Arts Pictures Inc. (“SAP”) as a result of an Asset Transfer Agreement under which all motion picture business assets of SAP were transferred to a subsidiary of the Company for ordinary shares of the Company, SAP was founded in 2002 as an independent motion picture production and distribution company engaged primarily in the development, financing, production and licensing of theatrical motion pictures for exhibition in domestic (i.e. the United States and Canada) and international or foreign (i.e. outside the United States and Canada) theatrical markets, and for subsequent worldwide release in other forms of media, including home video and pay and free television.  SAP continued the motion picture production and distribution activities of CineVisions incorporated in 1992, which SAP acquired on SAP’s initial capitalization pursuant to an Asset Transfer Agreement in October, 2002, which was intended to qualify as a Section 351 transaction under the Internal Revenue Code of 1986, as amended.  The Company currently owns interests in 26 completed motion pictures listed in Table 8.

FORWARD-LOOKING STATEMENTS

Certain statements in this document might constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the need for additional financing; uncertainties and risks related to carrying on business in foreign countries; risks associated with third party infringement of copyrights and other intellectual property, especially the unauthorized duplication of motion picture DVDs and unauthorized distribution of motion pictures through the world wide web; risks associated with the lack of enforcement of applicable copyright and intellectual property laws, especially in foreign countries; risks associated with changing copyright and applicable intellectual property laws, especially in foreign countries; risks associated with changing distribution models for motion pictures, especially on the world wide web; risks associated with restrictions of motion picture content, especially in foreign countries; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Company; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s ordinary share price and volume; and tax consequences to United States Shareholders. The Company is under no obligation to keep its information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists the names, ages and business addresses of the Directors of Seven Arts, as of March 31, 2007.

Table No. 1

Directors

Name	Age	Date First Elected or Appointed

Peter Hoffman (2)	57	September 2, 2004
Anthony Bryan (4) (1)	84	March 30, 2007
Rufus Pearl (1) (3)	31	September 2, 2004
Julia Verdin (1) (2)	44	January 3, 2007
Anthony Hickox (3)	42	January 3, 2007
Elaine New (3)	47	January 11, 2007

(1)           Member of Audit Committee.

(2)           6310 San Vicente Blvd., Suite 510, Los Angeles, CA 90049 USA

(3)           30 Farringdon Street, London EC4A 4HJ UK

(4)           1801 Century Park East, Suite 1850, Los Angeles, CA 90067 USA

1.A.2.  Senior Management

Table No. 2 lists the names, ages and business addresses of the senior management of the Company as of March 31, 2007.  The senior management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment

Peter M. Hoffman, CEO (1)	57	September 2, 2004
Elaine New, Finance Director (2)	47	January 11, 2007
Chris Bialek, President Seven Arts Int’l. (1)	45	September 30, 2006

(1) 6310 San Vicente Blvd., Suite 510, Los Angeles, CA  90049, USA

(2) 30 Farringdon Street, London EC4A 4HJ UK

Mr. Hoffman’s functions, as President and CEO of the Company, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/shareholders; and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors.

Ms. New functions as Finance Director include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company.  She assists in ensuring the Company’s compliance with all statutory and regulatory requirements.

Mr. Bialek’s functions as President of Seven Arts International include licensing of the Company’s motion pictures to third parties throughout the universe.

1.B.  Advisors

The Company’s UK Legal Counsel:

Davenport Lyons

30 Old Burlington Street

London W1S 3NL UK

Contact: Richard Moxon

Telephone: 44 20 768 2715

The Company’s Banks are:

Barclays Bank Ltd

27 Soho Square

London W1A 4WA UK

Contact: Rachel Hunter

Telephone:  44 207 441 4771

City National Bank

400 N. Roxbury Drive

Beverly Hills, CA 90210 USA

Contact:  Charles Heaphy

Telephone:  310-888-6800

1.C Auditors

The Company’s auditor is:

Mazars LLP (formerly Moores Rowland LLP)

3 Sheldon Square

Paddington

London W2 6PS UK

Contact: Robin Stevens

Telephone: 44-207 470 0000

Member of the Institute of Chartered Accountants of England and Wales

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

    NA

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

The selected financial data of the Company for Fiscal Years ended 2007, 2006 and 2005 ended March 31st was derived from the financial statements of the Company that have been audited by MRI Moores Rowland LLP, now Mazars LLP.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Form 20-F.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) and Generally Accepted Auditing Standards (GAAS).

Table No. 3

Selected Financial Data

(£ in 000, except per share data)

	Year Ended 3/31/07	As Restated Year Ended 3/31/06	As Restated Year Ended 3/31/05
	£’000	£’000	£’000
Revenue
Under UK and US GAAP	5,879	7,591	2,276

Income/(Loss) from Operations
Under UK GAAP	1,897	547	(5,043)
Adjustment for US GAAP treatment of amortization	120	181	—
Under US GAAP	2,017	728	(5,043)

Income/(Loss) From Continuing Operations
Under UK GAAP	1,897	547	(4,982)
Adjustment for US GAAP treatment of amortization	120	181	—
Under US GAAP	2,017	728	(4,982)

Net Income/(Loss)
Under UK GAAP	907	117	(7,540)
Adjustment for US GAAP treatment of amortization	120	181	—
Under US GAAP	1,027	298	(7,540)

Net Income/(Loss) from Continuing Operations per Share (Pence)
Under UK GAAP	7.18	0.89	(84.64)

Net Income/(Loss) Per Share (Pence)
Under UK GAAP	7.18	0.89	(84.11)

Diluted Net Income/(Loss) per Share (Pence)
Under UK GAAP	2.59	0.31	(84.11)

Long-Term Debt
Under UK GAAP	6.306	7,278	5,249
Adjustment for US GAAP treatment of convertible debt	1,750	3,000	3,000
Under US GAAP	8,056	10,728	8,249

Capital Stock
Called Up Ordinary Share Capital under UK GAAP	10,017	9,592	9,592
Share Premium under UK GAAP	1,838	66	66
Capital Stock under US GAAP	11,855	9,658	9,658

Total Assets
Under UK GAAP	19,176	16,397	9,544
Adjustment for US GAAP treatment of amortization	120	181	—
Under US GAAP	19,296	16,578	9,544

Net Assets
Under UK GAAP	4,556	2,841	2,689
Adjustment for US GAAP treatment of convertible debt	(1,750)	(3,000)	(3,000)
Adjustment for US GAAP treatment of amortization	120	181	—
Under US GAAP	2,926	22	(311)

3.A.3.  Exchange Rates

Table No. 4 sets forth the exchange rates for the UK pound sterling at the end of three most recent Fiscal Years ended March 31st, as well as the average rates for the periods, and the range of high and low rates for the periods.  The data for each month during the most recent twelve months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of U.S. dollars required under that formula to buy one U.K. pound.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

US Dollar to UK Pounds Sterling

Period	Average	High	Low	Close
June 2007	1.98501	2.00840	1.96220	2.00390
May 2007	1.98477	2.00730	1.96750	1.97830
April 2007	1.98606	2.01310	1.95910	1.99830
March 2007	1.94735	1.97220	1.91880	1.96250
February 2007	1.95818	1.97470	1.94010	1.96420
January 2007	1.95815	1.99150	1.92580	1.95870
December 2006	1.96277	1.98460	1.94330	1.95910
November 2006	1.90940	1.95440	1.88340	1.95080
October 2006	1.87490	1.90420	1.85160	1.89930
September 2006	1.88771	1.90900	1.86020	1.87260
August 2006	1.89141	1.91400	1.86160	1.90120
July 2006	1.84590	1.86750	1.81750	1.86360

Fiscal Year Ended 3/31/2007	1.89275	1.99150	1.72480	1.96250
Fiscal Year Ended 3/31/2006	1.78630	1.92160	1.70480	1.73980
Fiscal Year Ended 3/31/2005	1.84648	1.95500	1.74790	1.8790

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of March 31, 2007.

Table No. 5

Capitalization and Indebtedness

As of March 30, 2007

Total Shares Issued and Outstanding	21,684,000
Total Shares Authorized	573,184,000

Stock Options Outstanding	200,000
Preference Shares Outstanding	3,000,000
Capital Leases:	Nil
Guaranteed Debt:	Nil
Secured Debt:	$7,500,000+

+ Certain film rights controlled by the Company are also pledged to secure an additional “hedge fund” indebtedness by an unconsolidated subsidiary of the Company.  See Item 4. No. A.  In addition, the foregoing amount does not include $8,300,000 in additional indebtedness for which the Company is not liable, but which is secured by certain film assets of the Company.  See Item 4 No. A.  Since March 31, 2007, the Company has entered into a loan agreement with Parallel Media for $850,000 secured by certain motion picture assets of the Company and has entered into a loan agreement with 120dB Finance for approximately £1,000,000 secured by the Company’s interest in the motion picture Knife Edge currently in production.

3.C.  Reasons For The Offer And Use Of Proceeds

   NA

3.D.  Risk Factors

Risks Related Primarily to the Company and its Operations

Limited Operating History

The Company’s predecessor, CineVisions, a California corporation, was formed in 1992, which later transferred its motion picture assets to Seven Arts Pictures Inc. (“SAP”), a Nevada corporation, in October, 2002 through an Asset Transfer Agreement intended to qualify under Section 351 of the Internal Revenue Code of 1986 as amended.  SAP acquired control of the Company in September 2004 through an Asset Transfer Agreement with Seven Arts Filmed Entertainment Limited (“SAFE”) a 100% owned subsidiary of Company, under which SAFE transferred approximately 9,400,000 ordinary shares of Company for SAP’s film assets.  As a result, investors will have only a limited period of operations to evaluate the performance of the Company

Risks of Participating in the Exploitation of Motion Pictures

Substantially all of the Company’s revenues are derived from the production and distribution of its motion pictures.  The motion picture industry is highly speculative, aggressively competitive and involves numerous inherent risks, which may adversely impact the Company’s success.  The economic success of an entity, which is involved in the creation, and exploitation of motion pictures (including the Company) is greatly dependent upon the public acceptance of each motion picture, compared with the cost of the motion picture’s development, production and distribution. Audience appeal depends upon factors which cannot be ascertained with certainty in advance and over which the Company may have no control, including, among other things, release patterns, current events, positioning in the various markets and changing public taste.  Many motion pictures fail to generate sufficient revenues to recover their costs of promotion, production and/or distribution.  Further, films often have an unexpected poor financial performance despite well-known talent, high production values and/or a large promotional and advertising budget.  No assurances can be given that the Company’s motion pictures will be profitable.

The risks of motion picture exploitation can be accentuated when audience appeal and other intangible factors must be forecast for multiple territories (domestic and foreign) and the varying audience tastes and distribution practices associated with each territory.  This is true of the Company’s operations of exploiting motion pictures in multiple territories.   Although the Company attempts to manage such risks in its course of multi-territory operations, nonetheless the commercial potential of any motion picture cannot be accurately predicted, and as such there can be no assurances that the development, production and distribution decisions of the Company as to any film will results in profits or that the Company will not experience significant losses.

High Failure Rate of Similarly Situated Companies

Many independent motion picture companies involved in one or more of the production and distribution of motion pictures have failed and ceased operations.  Recent examples of failed independent motion companies include Carolco Pictures, Orion Pictures, Weintraub Entertainment, DeLaurentiis Entertainment Group, Hemdale, IRS Media, IRS Releasing and Prism Entertainment.  Other independent motion picture companies have recently substantially curtailed their motion picture production activities due to poor results, including Savoy Pictures, The Samuel Goldwyn Company and Cinergi Pictures.  Further, numerous other smaller independent film production and/or distribution companies with similarities to the Company have failed to achieve their business objectives.  There can be no assurances that the Company will not fail to meet its business objectives and be forced to curtail or cease its operations.

Unspecified Motion Pictures; Lack of Diversification of Film Projects

Although the Company has a number of motion picture projects, there can be no assurances that any particular film will be produced or that the creative elements of any film will not change.  Further, Management has complete discretion to select the Company’s motion picture projects.  Owners of ordinary shares will not have the opportunity to evaluate the merits of any individual Company film projects selected by the Company.  It is unknown how many films the Company will, in fact, produce or market.

The number of films in which the Company markets may be affected by many factors, including the ability to attract project financing and/or co-ventures on individual projects or slates.  The less the number of films produced by the Company, the more the Company’s results will be dependent upon the individual results of a few films rather than a broad or diversified group of films.  Such lack of diversification could result in a concentration of risk in the results of relatively few films.  If such few films do not perform well, the Company’s results of operations would be adversely affected, and shareholders could be subjected to the loss of some or all of the amount of their investment in ordinary shares of the Company.

Fluctuation of Operating Results

The Company’s revenues and results of operations will be significantly dependent upon the timing of its motion picture releases and the unpredictable commercial success of its motion pictures.  Additionally, the Company’s revenues and overall operating performance will be dependent on the Company’s plan of operations to produce 2 to 4 motion pictures per year.  The Company expects that these factors, as well as the uncertainties in the release schedules of the Company’s motion pictures and audience responses thereto, will cause the Company’s revenues and earnings, if any, to fluctuate significantly from quarter to quarter.  Accordingly, the Company’s results of operations for any one period will fluctuate and will not necessarily be indicative of potential results for any future periods.

Need for Additional Financing

The Company expects that results from operation, loans and/or co-venture financing, will be sufficient for the Company to pursue its current plan of operations.  However, there can be no assurance that a sufficient level of revenues will be attained to fund operations or that unanticipated costs will not be incurred.  Future events, including problems, delays, expenses and difficulties frequently encountered in motion picture production by similarly situated companies, as well as changes in economic, regulatory or competitive conditions, may lead to cost increases that could make it necessary for the Company to seek additional financing.  There can be no assurance that the Company will be able to obtain any necessary additional financing on terms acceptable to the Company, if at all.  In addition, additional financings may result in further dilution to the Company’s current shareholders.

The Company obtained financing from “hedge fund” financiers in February 2006 (approximately $8,300,000) and in December 2007 (approximately $7,500,000), both secured by motion picture assets of the Company.  These financings mature in approximately February, 2009 (approximately $8,300,000) and in September 30, 2007 (approximately $7,500,000).  Both financing bearing interest between 15% and 18% per annum.  Seven Arts Pictures Inc. pledged 8,095,000 ordinary shares of the Company to the hedge fund providing the financing in December 2006.  The Company expects to be able to repay or refinance this indebtedness, but if it were unable to do so such failure would have a material adverse effect on the Company.

Current Lack of Credit Facility; Leverage

The Company does not have any credit facility.  There can be no assurance that the Company will be able to secure a line of credit or, if secured, the terms of such a facility.

Potential For Disputes and Litigation

The motion picture business is in the opinion of some persons more subject to disputes and litigation than comparable businesses.  There is a risk of disputes and litigation with financiers, competitors, putative rights owners, unions, producers and other talent and with distributors.  There is no assurance the Company will prevail in the event of any disputes or litigation.  The Company has failed to prevail in an arbitration regarding 9 ½ Weeks II.  See Item No. 8.A.7 below.

Reliance on Distributors

The Company will, in many instances, license specific distribution rights to distributors in one or more territories and/or media channels.  Generally, the distributor of a motion picture will have the broadest possible latitude in the distribution and exploitation of the motion picture, and the exercise of its business judgment on all matters pertaining thereto will be final.  A distributor’s decisions in this regard are anticipated to have a significant impact on the potential return on investment to the Company.  Typically, the distributor will not be required to distribute or otherwise exploit the subject motion picture in any particular media or market, nor will the distributor be required to give preference to or otherwise favor the subject motion picture.  Furthermore, if, in the exercise of its business judgment, a distributor determines to minimize, limit or curtail the distribution or other exploitation of a motion picture or any expenditure in connection therewith, the revenues, if any, from the distribution or other exploitation of the motion picture may be materially and adversely affected.  Moreover, there may be (and typically there are) disagreements between the Company and a distributor over distribution accounting statements, which may delay or limit the remittance of funds to the Company.  The default of a distributor on its obligation to the Company may have an adverse impact on the ability of the Company to complete production of a film, exploit a film or otherwise obtain satisfactory returns.  Litigation over a defaulted distribution agreement would restrict the ability of the Company to exploit the film.  Finally, motion pictures compete with each other for exhibition and therefore there may be conflicts between the Company’s motion picture being distributed by the distributor and other motion pictures (in which the Company has no financial interest) distributed by the distributor.  To the extent that the other motion pictures are marketed by larger or dominant competitors, the exhibitor may have great incentive to favor such other motion pictures in making distribution decisions.

Reliance upon Presales, Advances and Guarantees

The Company attempts to minimize some of the financial risks normally associated with motion picture production by obtaining, at various stages prior to release of its motion pictures, advances and guarantees from distributors in exchange for distribution rights to such pictures in particular territories.  Advances and guarantees paid by a distributor for distribution rights to a film generally represent a minimum purchase price for such rights. While guarantees from distributors reduce some of the financial risk of the Company’s motion pictures by guaranteeing the receipt of certain revenues upon delivery of these motion pictures for distribution, such advances and guarantees do not assure the profitability of the Company’s motion pictures or the Company’s operations.  While the licensing of distribution rights in exchange for advances and guarantees reduces the risk to the Company from unsuccessful films, it may also result in the Company receiving lower revenues with respect to highly successful films than if such licensing of distribution rights were made upon different terms that, for example, might have provided lower advances and guarantees to the Company but also a lower distribution fee (i.e. a lower percentage of gross revenues) to the distributor.  Further, if and as the international marketplace for motion pictures demands increasingly costly motion pictures, there can be no assurance that the amount of advances and guarantees which the Company anticipates that it can generate on a given film project will be greater than or equal to the Company’s cost of producing such motion picture.

Further, in today’s rapidly changing and competitive marketplace for motion pictures, it is possible that the amount of such advances and guarantees alone, after payment of the Company’s operating expenses, even if greater than the Company’s direct cost of producing a specific film, will not be sufficient to provide the Company with a significant return on its invested capital and, should the Company incur higher than expected overhead or production expenses, with a return of all or substantially all of its invested capital.  To the extent that the Company does not produce one or more films that generate overages for the Company, there may be a material adverse effect upon the Company and the potential for returns on, and even the return of, its capital.

Domestic Theatrical Distribution

Typically, a motion picture’s success in non-theatrical domestic and foreign markets (including domestic home video and cable/pay television markets, and all markets in foreign territories) is greatly influenced by its success in its theatrical release in the United States.  The significant marketing and promotion of a film for a domestic theatrical release is a major factor in the results from marketing the film in such ancillary markets and territories.  While some of the Company’s motion pictures have been theatrically released in the United States or have domestic theatrical release commitments from one or more domestic theatrical distributors, there can be no assurance that the Company will obtain any theatrical release for any of its films.  Although the Company carefully considers domestic theatrical release issues in making acquisition, production and distribution decisions, to the extent the Company produces or acquires motion picture projects or rights without any guaranteed domestic theatrical release or promotional budget, the Company is subject to risk that ancillary market revenues from such film (as distinguished from profit) will generally be significantly less than for a film that has received or will receive the marketing benefits of a domestic theatrical release advertising campaign.  Further, the loss of anticipated domestic theatrical distribution where the company has committed capital on the assumption of a domestic theatrical promotional campaign may result in materiel adverse results for the Company for such film.

Risks of Motion Picture Production

The success or failure of any motion picture cannot be reliably predicted.  Aside from the uncertainty of public or critical reaction to a motion picture, there are certain risks involved in the production of any motion picture, many of which may materially delay completion of a motion picture or make completion impossible, in which event the consequences to the Company may be material and adverse.  Such risks include, but are not limited to, labor disputes, death or disability of a star performer, unavailability of necessary equipment, destruction of the completed motion picture negative, unanticipated changes in the weather, destruction or malfunction of sets or equipment, and the inability of production personnel to comply with budgetary or scheduling requirements.  Significant difficulties such as these may materially increase the costs of production or may cause the entire project to be abandoned.  To some extent these risks can be minimized by insurance, such as negative, cash and general liability insurance, which the Company has in the past obtained in all its productions.  However, it is not possible to insure against all risks and, it is sometimes impossible to continue production, notwithstanding the receipt of insurance proceeds.  No assurance can be given that such insurance will continue to be available to the Company or if available, available at reasonable premiums.

Over-Budget Films

There can be no assurance that adverse conditions or factors beyond the control of the Company will not affect the ultimate cost to the Company of each film the Company produces.  Although management believes that it is capable of establishing realistic budgets necessary to complete the films, there can be no assurance that unforeseen events will not cause the actual cost to be greater than the anticipated budget.  If a film ultimately costs more than expected, it may not be possible for the Company to complete the film or the over-budget costs may result in financial losses on that film.

Labor Considerations in the Motion Picture Industry

The cost of producing and distributing motion pictures has increased substantially in recent years because of, among other factors, the increasing demands of creative talents, industry-wide collective bargaining agreements and inflation.  In the last 12 years, the Writers Guild of America went on strike on two occasions, and during the same period, two work stoppages were threatened by the Directors Guild of America.  There can be no assurance that labor difficulties affecting a motion picture will not arise, and if such labor difficulties should arise, motion picture production, and hence the Company’s financial condition, could be adversely affected.

Risks of International Operation

The Company currently exploits its films internationally and will therefore be subject to substantially all of the economic risks of international business, including but not limited to fluctuations in exchange rates and international political problems, as well as the difficulty and economic disadvantage of enforcing payment obligations of foreign companies.

Competition

Competition is intense in the motion picture production and distribution business.  The Company competes with other major and independent film studios for the acquisition of literary works, rights and properties; the services of performing artists, directors and other creative and technical personnel; and favorable distribution arrangements.  Organizations with which the Company competes have far greater financial resources, larger staffs, and greater creative resources than the Company.  Such larger competitors benefit from greater financial strength, larger production slates, more capital, economies of scale and long-term contractual arrangements.

New Technology

Several major companies have announced that they are developing or have developed other technologies, including videoserver and compression techniques, which will provide movies “on demand” to consumers directly over cable lines, telephone lines or satellite transmission.  Further, the reception of television programming via satellite disks offers a new form of competition for theatrical films, as does the growing popularity of entertainment and information product available on the worldwide web and various on-line services.   If these new technologies adversely affect demand for theatrical motion pictures, the Company’s revenues and overall business could be significantly impacted and the Company might be required to develop and implement new operating strategies and distribution arrangements in order for its business to remain viable.

The rapid growth of the prerecorded DVD industry has resulted largely from expanding consumer demand for prerecorded videocassettes, which derived from increases in the number of households with DVD players and retail video outlets, as well as the availability of feature films on videocassettes soon after their theatrical releases before their exploitation in other media.  However, due to the maturing of the market, the growth rate of households purchasing VCR’s has moderated.  A significant change in the nature of the home video industry, including competition from alternative sources of entertainment (e.g. basic/pay cable, pay-per-view cable, satellite television transmission/reception and on-line entertainment), could have an adverse affect on the Company’s economic success.

It is not possible to accurately forecast the effects that recent and future technological developments, including production processes and alternative distribution methods, may have on the value of certain markets or media.  Given the ability of technological developments to cause rapid changes, it is impossible to predict what effect these changes will have on the overall profitability of the Company’s motion pictures.

Absence of Dividends

The Company has never paid dividends on its ordinary shares and presently intends to retain any future earnings to finance the operations of its business.

Dilution

The Company has granted and intends to grant stock options, and to reserve a number of ordinary shares therefore. The issuance of any shares of ordinary share under this plan would materially dilute the other ordinary shareholders.

The Company’s Board of Directors is authorized to sell additional securities if in their discretion they determine that such action would be beneficial to the Company.

Dependence on Management

Management currently has broad discretion in the selection, production, acquisition and distribution of motion pictures.  The Company currently acquires interests in or produces films which are made available to the Company if they meet certain criteria, and the Company will rely on the ability of the management to identify commercially viable properties, estimate the cost of producing the films, and administer the production and distribution of the films.

Management currently employs a variety of structuring techniques, including debt or equity financing, in an effort to achieve its investment objectives.  No assurance can be given that management will be able to negotiate structures, which accomplish the Company’s objectives.

The Company does not have any “keyman” life insurance for any of its officers or directors.  The loss of the Company’s key officers could have a material adverse effect on the business and prospects of the Company.

Limitation on Remedies; Indemnification

The Company’s governing instruments provide that officers, directors, employees and other agents and their affiliates shall only be liable to the Company for losses, judgments, liabilities and expenses that result from the negligence, misconduct, fraud or other breach of fiduciary obligations.  Thus certain alleged errors or omissions might not be actionable by the Company.  The governing instruments also provide that, under the broadest circumstances allowed under law, the Company must indemnify its officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Company, including liabilities under applicable securities laws.

Control and Conflicts of Interest

While the Company has an exclusive full time employment agreement with Mr. Hoffman regarding all of his services in the motion picture business, it is possible that there may be conflicts of interest between Mr. Hoffman and the Company. All such conflicts will be subject to review and approval by the independent members of the Board of Directors.

Fireworks Litigation

The Company, SAFE and SAP are plaintiffs in an action against Fireworks Entertainment and certain of its affiliates (“Fireworks”), as well as ContentFilm for copyright infringement relating to certain of the Fireworks Pictures described in Item 4 No. B.  This action was stayed by the United States District Court in Los Angeles, California by reason of a prior action filed by CineVisions and its successor for breach of contract against Fireworks in the courts of Ontario, Canada.   CineVisions has sought to discontinue the Canadian contract action but that request was denied.  Management believes that whether based on copyright infringement or contract, Fireworks has substantial liability to the Company or its predecessors with respect to Fireworks’ conversion of the Company’s and its predecessors’ interest in the Fireworks Pictures which were all produced or acquired by the Company’s predecessors.  The Company records no value in its financial statements for its interests in the Fireworks Pictures, other than immaterial amounts of legal fees.  Should the Company not prevail, it may have a liability for its own or Fireworks’ legal fees and would lose the interest it claims in the Fireworks Pictures.  There can be no assurance that the Company will prevail in the Fireworks litigation.

As a “Foreign Private Issuer”, Seven Arts is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act Results in Shareholders Having Less Complete and Timely Data

The lack of submission of proxy and annual meeting of shareholder information on Form 6-K results in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of ordinary shares by insiders results in shareholders having less data in this regard.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Seven Arts’ executive office is located at:

2-3 Fareham Street

London W1D 3BB

UK

Telephone: (44 20 7043 5392

Facsimile:  (44 20 7287 7872

Website: www.7artspictures.com

Email: info@7artspictures.com

6310 San Vicente Blvd., Suite 510

Los Angeles, CA 90049

USA

Telephone: (323) 634-0990

Facsimile: (323) 634-1061

Website: www.7artspictures.com

Email: info@7artspictures.com

The contact person is: Peter M. Hoffman, CEO.

Seven Arts’ fiscal year ends March 31st.

Seven Arts ordinary shares traded on the Alternative Investment Market (“AIM”) in England under the symbol: “SVA,” until February 16, 2007.  The Company’s ordinary shares are now traded on the PLUS Market in England since May, 2007.  The Company’s ordinary shares were removed from the AIM by reason of the resignation of the Company’s nominated advisor (“NOMAD”).  The NOMAD gave no reasons for the resignation when requested.  While the Company did secure a new NOMAD, the delays in doing so resulted in the need to re-list under the AIM which management believed was substantially more expensive than a listing on the Plus Market with no attendant benefits in light of the Company’s decision to register its ordinary shares in this Form 20-F for eventually trading on the OTC Bulletin Board.  The change from AIM to the Plus Market and the OTC Bulletin Board will in the opinion of management have no material adverse consequences to the Company or its shareholders and this change will in fact benefit the Company and its shareholders.

The authorized capital of Seven Arts consists of 573,184,000 ordinary shares par value of  £0.05 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.

As of March 31, 2007 there were 21,684,000 ordinary shares of £0.05 each and 3,000,000 convertible redeemable preference shares of £1.00 each issued.  According to the Company’s register on August 31, 2007, there were 24,354,000 ordinary shares of £0.05, 13,184,000 deferred shares of £0.45 each and 3,000,000 convertible redeemable preference shares of £1.00 each issued.

Incorporation and Name Changes

Seven Arts Pictures PLC. (“Seven Arts or the “Company”) was incorporated as Glasgow Park Investments PLC on 24 August 2001, under the English Company Act of 1985. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 11 September 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 6 November 2003, the name of the Company was changed to Cabouchon PLC. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC, at the time all motion picture business assets of Seven Arts Pictures Inc. were transferred to a subsidiary of the Company pursuant to an Asset Transfer Agreement in exchange for ordinary shares of the Company. Documents concerning the Company which are referred to herein may be inspected during regular hour at the Company’s Los Angeles affiliate office located at 6310 San Vicente Blvd., Suite 510, Los Angeles, CA 90048 U.S.A.

Financings

The Company has financed its operations through funds generated by operation, raised in loans, and by proceeds of the sale of (1) three million convertible redeemable preferred shares to Armadillo Investments Limited (“Armadillo”) and (2) a. £3,000,000 redeemable convertible debenture to Langley Park Investment Trust PLC (“Langley”), for combined approximately £1,250,000 of net proceeds to the Company in the period from November 2004 to March 2005. Langley has converted as of March 30, 2007, 1,250,000 of its convertible redeemable debentures into 5,000,000 ordinary shares, which are included in the ordinary shares outstanding as of March 30, 2007. Langley’s remaining debentures (£1,750,000) and Armadillo’s 3,000,000 preferred shares are all convertible into ordinary shares on a 2-to-1 basis (i.e. two ordinary shares for each preferred share and two ordinary shares for each £ of debenture) unless the lowest ten-day trading price prior to conversion of the ordinary shares is less than £0.50 in which event the conversion ratio increases proportionally from 2-to-1 to 4-to-1, when such trading price is £0.25. The agreements embodying the Langley debenture and Armadillo preferred shares are included as Exhibits 4 and 5 hereto.  Armadillo has orally claimed that as a result of the loss of the Company’s listing on AIM, it is entitled to a redemption of its preferred shares in exchange for 1,600,000 shares of Armadillo owned by the Company (“Armadillo Shares”) and cash or possibly ordinary shares of the Company. The Company and Armadillo are in discussions to return the Armadillo shares to Armadillo for conversion of the Armadillo preference shares plus additional consideration. Management believes that it will consummate a satisfactory settlement with Armadillo but a failure to consummate such a settlement could have a material adverse affect on the Company.

The Company is in negotiation to sell a total of 8,000,000 ordinary shares to Unique Fidelity Engineering Limited (“Unique”). The Company has sold a total of 170,000 ordinary shares to Unique for $100,000 in June, 2007, and has concluded in September, 2007 an agreement for the sale to Unique of 2,500,000 ordinary shares of the Company. The Company expects to receive the proceeds from the sale of these shares in Fiscal Year ended March 31, 2008. The Company anticipates proceeds of approximately £1,500,000.

The Company has obtained financing from “hedge fund” financiers in February 2006 (approximately $8,300,000) and in December 2007 (approximately $7,500,000), both secured by motion picture assets of the Company. These financings will mature in approximately two years ($8,300,000) and September 30, 2007 ($7,500,000) upon exercise of the Company’s extension rights. SAP has pledged its ordinary shares (currently 8,095,000) to the hedge fund providing the financing in December 2006. See Exhibits 6 and 7 hereto.

4.B.  Business Overview

SAP was incorporated in Nevada in October 2002 and acquired control of the Company in September 2004 through an Asset Transfer Agreement under which SAP transferred all its motion picture assets to a subsidiary of Company for ordinary share of the Company. The predecessor company to SAP was CineVisions, a California corporation founded in 1992, and Seven Arts Pictures Limited (“SAPL”), a UK corporation, which was founded in 2000 by Chief Executive Officer and Director Peter Hoffman. Both were created respectively to produce and distribute independent motion pictures, and to provide consulting and financing services within the industry. Upon formation of Seven Arts, motion picture assets previously held by CineVisions and SAPL, including interests in 18 completed films (including the Fireworks Pictures included below) and approximately $2.6 million of expenditures on projects in development were transferred to the Company.

Between 1996 and 1998, CineVisions successfully produced and distributed four motion pictures, including:

Table 6A: Films Produced and Distributed from 1996-1998*

Film Title	Budget	Talent
Johnny Mnemonic	$24.5M	Cast: Keanu Reeves, Dolph Lundgren, Ice T
Director: Robert Longo
Writer: William Gibson

Never Talk To Strangers	11.7M	Cast: Rebecca De Mornay, Antonio Banderas,
Dennis Miller
Director: Sir Peter Hall

9 1/2 Weeks II	12M	Cast: Mickey Rourke, Angie Everhart
Director: Anne Goursaud

Shattered Image	7.25M	Cast: Anne Parillaud, William Baldwin
Director: Raul Ruiz
Producer: Barbet Schroeder, Lloyd Silverman

*Ownership interests in these films were transferred to SAP on October 1, 2002

On or about September 1998, SAPL entered into a joint venture agreement for the production and distribution of motion pictures with Fireworks Pictures, Inc. (“Fireworks”) a subsidiary of CanWest Global Entertainment, Inc., a large diversified Canadian media company with interests in broadcasting and newspapers. Pursuant to that joint venture, Fireworks and SAPL have produced or acquired and distributed 11 motion pictures (the “Fireworks Pictures”), including certain motion pictures described below. SAPL’s interest in the Fireworks Pictures (but no liability) and all of the CineVisions pictures were transferred to the Company in September 2004, pursuant to an Asset Transfer Agreement with a subsidiary of the Company in exchange for the Company’s ordinary shares. Through SAPL, Mr. Hoffman successfully produced and acquired the following films with Fireworks:

Table 6B: Films Produced and Acquired by SAPL and Fireworks (1)   (2)

Film Title	Budget	Talent
Onegin	$15.0M	Cast: Ralph Fiennes, Liv Tyler
Director: Martha Fiennes
Writer: Michael Ignatieff, Peter Eitedgui

The Believer(3)	3.0M	Cast: Ryan Gosling, Billy Zane
Writer/Director: Henry Bean

American Rhapsody	3.5M	Cast: Nastassja Kinski, Tony Goldwyn,
Scarlett Johansson
Writer/Director: Eva Gardos

Cletis Tout	15.M	Cast: Christian Slater, Tim Allen Portia DeRossi,
Richard Dreyfuss
Director: Chris Ver Weil

Interstate 60	10M	Cast: James Marsden, Kurt Russell, Amy Smart,
Gary Oldman
Director: Bob Gale
Writer: Chris Ver Weil

(1) See “Risk Factors” on Fireworks litigation.

(2) SAPL ownership interests in these films were transferred to SAP on October 1, 2002, and to Seven Arts in September 2004.

(3) Winner of Grand Jury Prize for best film at the 2001 Sundance Film Festival.

Through SAPL, Mr. Hoffman co-financed three additional motion pictures in conjunction with Fireworks and Paramount. These pictures include:

Table 6C: Films Produced and Acquired by SAPL(4) and Fireworks(5)

Film Title	Budget	Talent
Rules of Engagement	$52,000,000	Cast: Tommy Lee Jones
		Samuel Jackson
		Director: William Friedkin
		Writer: Stephan Gagan, James Webb

Rat Race	$55,000,000	Cast: Cuba Gooding, Jr.
		Rowan Atkinson
		Director: Jerry Sucker

Hardball	$47,000,000	Cast: Keanu Reeves,
		Writer/Director: Brian Robbins

Completed Films. In total the Company and its predecessors have produced or acquired interest in the 27 feature films to date described below in Table 8, exclusive of the Fireworks Pictures, which are the subject of litigation.

Production. The Company is an independent production company engaged primarily in the development, financing, production and licensing of theatrical motion pictures for exhibition in domestic and international theatrical markets, and for subsequent worldwide release in other forms of media, including home video and pay and free television. The number of pictures that the Company has been able to make will depend upon the funds available to it. The pictures are selected according to several key criteria formulated to maximize the profit potential of the Company’s films. The Company “pre-sells” its films to worldwide markets. In addition, the Company is now entitled to receive “overages” if a film generates significantly more net revenue than the advance given to any market. (See “Distribution” section for more detailed discussion of overages.)

The Company is submitted from 50 to 100 film projects or completed films in any given year, which generally include a “package” of a screenplay and certain talent elements (e.g. producer, director and cast). The Company in certain limited cases will arrange for the creation of a screenplay and the “packaging” of creative elements (e.g. producer, director and cast). The Company commissions independent production budgets of certain projects to evaluate the project’s suitability for production or distribution. The Company selects projects for production or acquisition based on management’s belief that it can license the worldwide distribution rights to the film for an amount greater than the projected production budget and will be a “quality” or “good” motion picture, as well as management’s belief that the key creative elements (the director and the two cast members most prominent in the film) are likely to be both responsible and artistically gifted in creation of motion picture entertainment. There are no “rules” or specific strategic limitations on the Company’s choice of motion pictures to produce or distribute, other than the Company will rarely consider a motion picture with a production cost in excess of $15,000,000.

Distribution. The Company licenses most of the foreign territories prior to and during the production of each picture. The Company shares in the commissions generated by the sales of the pictures. The Company, under Mr. Hoffman’s direction, arranges its “pre-sales” and licenses through its existing staff. In a typical foreign license agreement currently used by the Company, the Company licenses a picture before it is produced or completed for an advance from the licensee against revenues generated through distribution of the picture in the licensee’s territory. The advance usually is in the form of a cash deposit plus a letter of credit or “bank letter” for the balance payable 10-20% on execution and the balance on delivery. The license grants the foreign distribution company the right to release the picture in all or certain media in their territory for a predetermined time period. After this time, the

(4) SAPL ownership interests in these films were transferred to SAP on October 1, 2002, and to Seven Arts in September 2004.

(5) See “Risk Factors” on Fireworks litigation.

distribution rights revert back to the Company, which is then free to re-license the picture. The license specifies that the foreign distributor is entitled to recoup its advance from the revenue generated by the release of the picture in all markets in its territory, as well as its release costs and distribution fees. After the foreign distributor has recouped its advance, costs and fees, any remaining revenue is shared with the Company according to a predetermined formula. This is known as an “overage” and can be a significant source of revenue for the Company from successful films. However, a film’s poor reception in one market does not preclude it from achieving success in another market and generating significant additional revenue for the Company in the form of an “overage” in that territory. In all of the Company’s licensing arrangements, the Company retains ownership of its films and maintains its control of each copyright. The Company intends to continue the practice of retaining underlying rights to its film projects in order to build up a library of films to license or sell in the future.

Finance. The Company has created a separate finance plan for each motion picture it has produced and hence the sources of the funds for production of that motion picture vary according to each finance plan. The Company utilizes “tax-preferred” financing (e.g. tax credits, sale/lease back transactions and direct subsidies), “mezzanine” or “gap” funds that are senior to Seven Arts equity and tax preferred funds, and senior secured financings with commercial bank (e.g. Comerica Bank, Natexis Bank and Mercantile Bank) or private lenders (e.g. Blue Rider Pictures, A-Mark Entertainment and Parallel Pictures and the “hedge funds” discussed herein), together in certain cases with a limited investment from the Company (e.g. less than 10% of the production budget). No generalization is possible as to the amount any of these sources of funds utilized on any particular motion picture. The Company always obtains some advances or guarantees prior to commitment to production of a motion picture project, but those amounts may not be substantial on smaller budgeted motion picture (e.g. under $10,000,000), and in certain cases the Company has committed to production with an unsubstantial amount of advances and guarantees. The Company will likely not commit to production of larger budget motion pictures (e.g. over $15,000,000) and has never in the past committed to such production, without substantial advances or guarantees from third party distributors or the equivalent in “non-recourse” financings.

Plan Of Operations

Source of Funds for Fiscal 2006/2007, Ending March 31st

Seven Arts’ primary source of funds since incorporation has been through operations, loans secured by the Company’s motion pictures, and the proceeds of the sale and redeemable convertible preferred stock and debentures, as described in Item 4, No. A above.

Use of Funds for Fiscal 2006/2007

During Fiscal 2007 and Fiscal 2008, respectively, Seven Arts estimates that it might expend $1,550,000 and $1,600,000 on general/administrative expenses.  During Fiscal 2007 and Fiscal 2008 respectively, Seven Arts estimates that it might expend $17,500,000 and $50,000,000 on acquisition or production of motion pictures.

Anticipated Changes to Facilities/Employees

The Company’s employees and locations are two rented premises in Los Angeles and London and approximately 10 employees and consultants. See Item No. 4D and 6D. Management anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales and Assets

At 3/31/2007 and 3/31/2006, Seven Arts has had the following revenue during the past two fiscal years, from the following areas of the world:

	2007	2006
	£	£
Continuing Operations:
Europe	3,372,197	2,249,769
North America	1,134,054	1,821,061
South America	235,106	314,446
Africa & Middle East	865,667	224,098
Asia	118,152	1,597,596
Australia	154,112	1,384,397

Total Turnover	5,879,289	7,591,367

Seven Arts’ intangible motion pictures copyrights and distribution rights have no physical location. As of March 31, 2007, physical materials embodying the Company’s motion pictures are held at laboratories in Los Angeles, California, Toronto, and London, England, as well as at the Company’s office in Los Angeles, California.

Regulation of the Motion Picture Industry

A key element in the motion picture industry involves intellectual property law. In this respect, the Company conducts its business through the control and exploitation of the copyrights and trademarks that may underlie its properties; therefore, domestic and international laws affecting intellectual property have a significant importance to the Company. Distribution rights to motion pictures are granted legal protection under the copyright laws of the United States and most foreign countries, which laws provide substantial civil and criminal actions for unauthorized duplication and exhibition of motion pictures. Motion pictures, musical works, sound recordings, art work, still photography and motion picture properties are separate works subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended (the “Copyright Act”). Under the Copyright Act, motion pictures are allowed a copyright term of 95 years.

The Company currently takes appropriate and reasonable measures to secure, protect and maintain certain agreements to secure, protect and maintain copyright protection for all Company pictures under the laws of applicable jurisdictions; however, there can be no assurance that such measures will adequately protect the Company’s properties, or that enforcement of its rights will not be financially prohibitive. Management is aware of reports of extensive unauthorized misappropriation of video rights to motion pictures, which may include the Company’s motion pictures. Further, the Company is aware of reports of outright “pirating” of video properties, especially outside of the United States where enforcement of copyright laws is more difficult, if not impossible.

The Code and Ratings Administration of the MPAA (Motion Picture Association of America), an industry trade association, assigns ratings indicating age-group suitability for theatrical distribution of motion pictures. The Company will follow the practice of submitting its motion pictures for such ratings. A substantial number of the Company’s films may be rated “R” by the MPAA, which means that children under certain ages may, under rules enforced by theatrical exhibitors, view the applicable motion picture only if accompanied by an adult. The Company’s general policy is to produce or acquire motion pictures that qualify for a rating no more restrictive than “R.” The NC-17 rating and its acceptance by distributors also presents an uncertainty in the demand for the feature films with this rating, as there is a very limited history of films with this rating. The Company does not anticipate that any of its films will be rated NC-17.

United States television stations and networks, as well as foreign governments, impose additional restrictions on the content of motion pictures, which may restrict in whole or in part theatrical or television exhibition in particular, territories. Management’s practice will be to produce motion pictures for which there will be no material restrictions on exhibition in any major territories or media. This practice often requires the production of “cover shots” or different photography and recording of certain scenes for insertion in versions of motion picture exhibited on television or theatrically in certain territories where governmental restrictions are relatively more stringent. No assurance can be given that current and future restrictions on the content of the Company’s motion pictures may not limit or affect the Company’s ability to exhibit certain of its pictures in certain territories and media.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

N/A

4.C. Organization Structure

The following is the corporate organization chart of Seven Arts and its subsidiaries as of March 31, 2007:

Table 7

(legally owned by Seven Arts Pictures Inc.                                                                                     *See Item 4A

for the account of SAFE)

4.D.  Property, Plant and Equipment

Seven Arts’ executive offices are located in rented premises of approximately 3,500 sq. ft. at 6310 San Vicente Blvd., Suite 510, Los Angeles, California US 90048 (rented by its affiliate Seven Arts Pictures Inc.) and 2-3 Fareham Street, London UK W1D 3B.  Seven Arts and its affiliates began occupying these facilities on about May 20, 2005 (US) and November 2006 (UK). Monthly rent is approximately $7,000.

The motion pictures in which the Company controls all rights or all international distribution rights are set forth below, exclusive of the Fireworks Pictures which are subject to the litigation described in Item 8, No.A7:

Table 8

Title	Elements	Approximate Fully Absorbed Production Cost

Asylum	W: Patrick Marber	$20,000,000
	D: David MacKenzie
	C: Ian McKellan
	Natasha Richardson

Stander	W: Bima Stagg	$14,000,000
	D: Bronwen Hughes
	C: Thomas Jane
	Deborah Unger

No Good Deed	W: Christopher Canaan	$17,000,000
	& Steve Banancik
	D: Bob Rafelson
	C: Samuel L. Jackson
	Milla Jovovich

I’ll Sleep When I’m Dead	W: Trevor Preston	$8,000,000
	D: Mike Hodges
	C: Clive Owen
	Malcolm McDowell
	Jonathan Rhys Meyers

Supercross	W: Ken Solarz	$5,000,000
	D: Steve Boyum
	C: Sophia Bush
	Steve Howey
	Cameron Richardson

A Shot At Glory	W: Denis O’Neill	$12,000,00
	D: Michael Corrente
	C: Robert Duvall
	Michael Keaton

Johnny Mnemonic	W: William Gibson	$24,500,000
	D: Robert Longo
	C: Keanu Reeves
	Dolph Lundgren

Never Talk To Strangers	W: Lewis A. Green	$11,700,000
	& Jordan Rush
	D: Peter Hall
	C: Antonio Banderas
	Rebecca DeMornay

Shattered Image	W: Duane Poole	$7,250,000
	D: Raul Ruiz
	C: William Baldwin
	Anne Parillaud

The Hustle	W: David Howard	$5,000,000
	& Michael Capellupo
	D: Stuart Cooper
	C: Bobbie Phillips
	Robert Wagner

Pool Hall Prophets aka	W/D: Keoni Waxman	$6,000,000
Shooting Gallery	C: Freddie Prinze, Jr.

	Ving Rhames

Boo	W/D: Anthony C. Ferrante	$1,000,000
	C: Trish Cohen
	Happy Mahaney

Cemetery Gates	W: Brian Patrick O’Tolle	$1,000,000
	D: Roy Knyrim
	C: Reggie Bannister

Popstar	W: Timothy Barton	$5,000,000
	D: Richard Gabai
	C: Aaron Carter
	Alana Austin

Red Riding Hood	W: Timothy Dolan	$5,000,000
	D: Randall Kleiser
	C: Lanie Kazan
	Morgan Thompson

Back In The Day	W: Michael Raffanello	$5,000,000
	D: James Hunter
	C: Ving Rhames
	Ja Rule

Captivity	W: Larry Cohen	$17,500,000
	D: Roland Joffe
	C: Elisha Cuthbert

Silent Partner	W: James Deck	$5,000,000
	& Chris Larsen
	D: James Deck
	C: Tara Reid
	Nick Moran

Mirror Wars	W: Alex Kustanovich	$8,000,000
	& Oleg Kapanets
	D: Vasily Chiginsky
	C: Armand Assante
	Malcolm McDowell
	Rutger Hauer

Getting’ It	W/D: Nick Gaitatjis	$2,500,000
	C: Jessica Canseco
	Patrick Censoplano
	Cheryl Dent
	Sandra Staggs

The Wedding Chest	W: Ekaterina Tirdatova	$1,500,000
	D: Nurbek Egen
	C: Natasha Regnier
	Bolot Tentimyshov

The Mesmerist	W: Ron Marasco	$1,000,000
	& Michael Goorjian
	D: Gil Cates, Jr.

	C: Neil Patrick Harris
	Jessica Capshaw

A Broken Life	W: Neil Coombs, Anna Lee	$2,000,000
	& Grace Kosaka
	D: Neil Coombs
	C: Tom Sizemore
	Ving Rhames
	Grace Kosaka
	Saul Rubinek

Drunkboat	W: Bob Meyer	$3,500,000
	& Randy Buescher
	D: Bob Meyer
	C: John Malkovich
	John Goodman
	Dana Delaney

Deal	W: Gil Cates, Jr.	$9,000,000
	& Marc Weinstock
	D: Gil Cates, Jr.
	C: Burt Reynolds
	Bret Harrison
	Shannon Elizabeth
	Jennifer Tilly

Noise aka	W/D: Henry Bean	$9,000,000
The Rectifier	C: Tim Robbins
	William Hurt
	Bridget Moynahan
	William Baldwin

The Company has also completed principal photography and is in post-production on three additional motion pictures as to which it controls all distribution rights:

American Summer aka	D: J.B. Rogers	$15,000,000
Pool Boy	C: Matthew Lillard

Autopsy	D: Adam Gierasch	$9,000,000
	C: Robert Patrick

Knife Edge	D: Anthony Hickox	$8,000,000
	C: Joan Plowright
	Natalie Press

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 3/31/2007, 3/31/2006, and 3/31/2005 should be read in conjunction with the financial statements of the Company attached hereto and the notes thereof.

5.A. Operating Results. The Company’s results of operation are reflected in the Company’s financial statements included herewith. The Company’s income from operation in all periods in issue (i.e. fiscal years ended 3/31/05, 3/31/06 and 3/31/07) (“Relevant Period”) was principally the result of the sale and distribution of its new and previously produced motion pictures, other than operations prior to September, 2004 which related to the jewelry business of Cabouchon which was disposed of on that date, and losses arising from that disposition. No one picture had a principal or controlling share of gross revenues or operating profits in the Relevant Period. No changes in the Relevant Period in operating revenues resulted from changes in prices, or amount of products of services being offered (other than an increase in the total number of motion pictures controlled by the Company) or to the introduction of new products or services (other than the delivery and release of new motion pictures). Neither inflation nor any unusual or infrequent events or new developments in the Relevant Period materially affected gross revenues, operating expenses or operating income. No governmental, economic, fiscal, monetary or political policies or facts in the Relevant Period had any material effect on the Company’s gross revenue, operating expenses or operating profits. The Company’s revenues are principally earned, received, and held (in all material respects) in dollars but are converted to UK pounds for the purpose of the attached financial statements. Reductions in the value of the dollar against the UK pound are shown in Table 4 in Item 3 No.C. above. Neither inflation nor governmental policies or regulation have had a material effect on the Company’s income from operations.

The principal factor that affected the Company’s financial condition in the past three years has been the availability of capital, the choice of motion pictures produced or acquired by the Company, and the Company’s and talents’ execution of the screenplay and production plan for each picture, distribution and market reactions to the motion pictures once completed, and management’s ability to obtain financing and to re-negotiate financing on beneficial terms. These factors will continue to be, in management’s opinion, the principal factors which will affect future results of operation and the Company’s future financial condition, subject in addition to the Risk Factors identified in Item No. 3D. No particular factor has had a primary or principal affect on operations and financial condition of the Company in the Relevant Period. Management believe that the Company’ s current financing, completed motion picture projects, distribution and market reaction to these pictures will permit the Company to improve its results of operation and financial condition in the Fiscal Year Ended 3/31/08.

5.B. Liquidity and Capital Resources.

During Fiscal Year 2005, ended March 31st, Seven Arts raised approximately £1,250,000 through the sale of convertible preferred shares and debentures to Armadillo Investments Limited and Langley Park Investment Trust PLC, described in Item 4 No. A.

During Fiscal Year 2006, ended March 31st, Seven Arts raised no capital through the sales of ordinary shares as described earlier.

During Fiscal Year 2007, through March 30, 2007, Seven Arts raised no capital through the sales of ordinary shares, but expects to realize the proceeds in Fiscal Year 2008 from the issuance of 8,000,000 ordinary shares as described in Item 4. No. A.

The Company obtained certain “hedge fund” financing in Fiscal Year ended 2006 and 2007 but currently anticipates no “hedge fund” financing in the fiscal year ended 3/31/08. The “hedge fund” financing is described in Item 4 No. A and in Exhibits 6 and 7.      Management believes that the Company’s working capital is sufficient for the Company’s present requirements.

Fiscal Year Ended 3/31/07 vs. Fiscal Year Ended 3/31/06 Results of Operations *

Gross revenues decreased from £7,591,367 to £5,879,289 from 3/31/06 to 3/31/07 by reason of principally (a) a substantial increase in the value of the UK pound (see Table 4 above) as the Company’s revenues are principally realized in US dollars and (b) delivery in Fiscal Year 2006 of Captivity and delivery of Noise and Deal in Fiscal Year 2007 but with recognition of only approximately $3,500,000 in revenue on those two pictures with substantially more revenues on those two pictures expected to be realized in subsequent fiscal years.

* All results are calculated under UK GAAP. For adjustment to US GAAP, see Table 3 at Item 3 No. A.1.

Cost of sales decreased from £ 6,055,411 (3/31/06) to £2,763,720 (3/31/07) since (a) the turnover in Fiscal Year 2007 was less than in Fiscal Year 2006; (b) the Company realizes reduction in indebtedness income with respect to the motion picture Stander for which there was no cost of sales; and (c) the Company has realized a higher profit margin on Noise and Deal than on Captivity.

Other operating expenses increased from £989,375 (3/31/06) to £1,194,077 (3/31/07) due to the Company’s increased level of production and distribution activity.

As a result, profits increased from a profit of £298,000 to a profit of £1,027,000 (3/31/07).

Fiscal Year Ended 3/31/2006 vs. Fiscal Year Ended 3/31/2005

Turnover increased from £2,760,000 (3/31/05) to £7,592,367 (3/31/06) primarily due to the increased level of the Company’s operations and the delivery of three new motion pictures including Captivity.

Cost of sales increased from £1,349,599 (3/31/05) to £6,055,411 (3/31/06) reflecting amortization of the costs of production and participations payable on the new motion pictures delivered by the Company in the Fiscal Year ended March 31, 2006.

Other operating expenses decreased from £1,919,513 (3/31/05) to £989,375 (3/31/06) principally because the Company had no expenses related to the acquisition of the Company by SAP in the Fiscal Year ended March 31, 2006.

The Company’s profit increased from a loss of £7,540,000 to a profit of £298,000 because of the factors set forth above and the write down in the Fiscal Year Ended March 31, 2005 of goodwill, costs of acquisition of motion picture rights from SAP and the Company’s investments in Armadillo Investments LLC and Langley Park Investment Trust PLC which were disposed of in Fiscal Year March 31, 2005.

There are not restrictions on the Company’s ability to collect and receive its cash flow from operations. The Company has no committed borrowing facilities and its borrowing is not seasonal, but related to production or acquisition of motion pictures when each is ready for production or acquisition.

The Company’s cash flow is derived from the license of motion picture rights to motion pictures controlled by it and varies depending upon distributor and consumer reactions to each motion picture.

5.C. Research and Development, Patents and Licenses, etc.

NA

5.D.         Trend Information. The Company is aware of no trends that could materially affect the Company’s business.

5.E.  Off-Balance Sheet Arrangements.

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations: None.

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates our estimates and assumptions and bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Basis of accounting

The financial statements included within item 17 are prepared under the historical cost convention, in accordance with applicable accounting standards in the United Kingdom, and on the going concern basis, with reconciliations to generally accepted accounting policies in the United States and explanations of the reconciling items included within the notes to those financial statements.

Due to the financial position of this company, the validity of using the going concern basis to prepare the financial statements is conditional upon the continued support of the company’s majority shareholder at this time. The directors of the company have received assurances from the majority shareholder that it will continue to support the company and its subsidiary undertaking to enable them to meet their liabilities as they fall due for at least the next twelve months from the date of approval of these accounts. The majority shareholder is however not bound by these assurances.

Should the company be unable to continue trading as a result of the withdrawal of support of the majority shareholder, adjustments would have to be made to reduce the value of assets to their recoverable amount, to provide for any further liabilities which might arise, and to reclassify fixed assets and long term liabilities as current assets and liabilities.

Basis of consolidation

The group financial statements consolidate the financial statements of Seven Arts Pictures plc and its subsidiary undertakings. The results of subsidiaries acquired and sold are included in the profit and loss account from or up to the date control passes on the acquisition basis. Intra group sales and profits are eliminated on consolidation.

No company profit and loss account is presented in accordance with the exemptions provided by S230 of the Companies Act 1985. Of the consolidated profit and loss for the year attributable to the shareholders of Seven Arts Pictures plc, a loss of £143,789 (2005: £4,354,133) has been included within the financial statements of the company.

Turnover

Turnover represents the invoiced value, net of Value Added Tax, of goods sold and services provided to customers.

Licence fee revenue is recognised as and when the film in question is delivered to the respective territories.

Revenue that equates to a share of gross receipts of films is recognised as income as and when the group is notified of the amounts that are due to them.

Goodwill

Purchased goodwill is capitalised in the year in which it arises.

In the opinion of the directors, the useful economic life of the purchase goodwill, which relates to a film library that was purchased, exceeds 20 years and cannot be specifically defined to be a set length of time. This is based on experience of how film revenues are earned and the knowledge that films often continue to earn revenue for a period of time that far exceeds 20 years. Therefore, goodwill is not amortised and is, instead, subject to an annual impairment review.

This accounting policy represents a departure from the requirements of Companies Act 1985, which requires goodwill to be amortised over a finite period, but the directors believe this departure is justified as being required for the over-riding purpose of providing a true and fair view.

Intangible film assets

Films produced for exploitation or distribution are stated in the balance sheet at cost less amortisation and impairment to date. Amortisation is charged to write down the cost of such assets over their useful lives.

Tangible fixed assets

Tangible fixed assets are stated at historical cost.

Depreciation is provided on all tangible fixed assets at rates calculated to write each asset down to its estimated residual value evenly over its expected useful life, as follows:-

Fixtures, fittings and equipment                              - straight line over 4 years

Fixed asset investments

Fixed asset investments are stated at cost, less provision for diminution in value.

Deferred taxation

Deferred tax is provided in respect of the tax effect of all timing differences that have originated but not reversed at the balance sheet date.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Foreign currency translation

Monetary assets and liabilities of the company that are denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to the profit and loss account.

The subsidiary undertaking’s functional currency is primarily the US dollar and therefore it chooses to maintain all its accounting records in the US dollar. However, since the reporting currency of the group is sterling, the subsidiary undertaking’s financial statements have been translated into sterling. The closing rate method has been used to translate the subsidiary undertaking’s financial statements. This results in any non-monetary assets and liabilities being recorded at their historical cost expressed in sterling, whilst monetary assets and liabilities are stated at the closing exchange rate. All profit and loss items have been translated into sterling using the weighted average exchange rates. Differences on translation are taken directly to reserves.

Where the subsidiary undertaking has undertaken transactions in a currency other than the US dollar, these have been recorded in the accounting records at the rate ruling at the date of the transaction. All such differences on translation are taken to the profit and loss account.

Interest capitalised

Directly attributable interest is capitalised as part of intangible fixed assets and is based on interest charged as a result of obtaining bank and other borrowings to finance these assets.

Financial instruments

When appropriate, the group uses financial instruments to manage exposure to fluctuations in interest rates.

Financial assets are recognised in the balance sheet at the lower of cost and net realisable value. Provision is made for diminution in value when appropriate. Interest receivable is accrued and credited to the profit and loss account in the period to which it relates.

Financial liabilities that represent bank and other production loans are, upon issue, recognised in the balance sheet at the amount of net proceeds. The finance costs of the debt are charged to the profit and loss account at a constant rate on the carrying amount.

Asset Retirement Obligations

As of March 31, 2007, the Company has determined that it does not have material obligations for asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 9

Directors and Senior Management

March 30, 2007

Table No. 1

Directors

Name	Position	Age	Date First Elected or Appointed

Peter Hoffman	CEO	57	September 2, 2004
Anthony Bryan	Chairman, Director	84	March 30, 2007
Rufus Pearl	Director	31	September 2, 2004
Julia Verdin	Director	44	January 3, 2007
Anthony Hickox	Director	42	January 3, 2007
Elaine New	Finance Director	47	January 11, 2007
Chris Bialek	President, International	45	September 30, 2006

The experience and qualifications of the directors and senior management are as follows:

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Association.

The senior management serves at the pleasure of the Board of Directors.

No director and/or senior management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or senior management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Peter Hoffman is the Chairman and founder of SEVEN ARTS PICTURES, an independent producer and distributors of motion pictures.   Seven Arts has produced and distributed four features since its inception: “JOHNNY MNEMONIC”, “NEVER TALK TO STRANGERS”, “9 ½ WEEKS II” and “SHATTERED IMAGE”. Other credits include “ONEGIN”; “DUETS”; the Sundance 2001 Grand Jury Prize Winner, “THE BELIEVER”; “AN AMERICAN RHAPSODY”; “CLETIS TOUT”; “INTERSTATE 60”; “STANDER” and the current release “ASYLUM”. Seven Arts also produced, in conjunction with Paramount Pictures, “RULES OF ENGAGEMENT.”

Hoffman was previously President and CEO of Carolco Pictures. Hoffman was largely responsible for the acquisition of LIVE Entertainment, Orbis Communications, the IndieProd Company and Vestron. He was directly involved at Carolco in the production of a large slate of independent motion pictures, including “TERMINATOR 2”, “BASIC INSTINCT”, “TOTAL RECALL”, “RAMBO III”,

Anthony J.A. Bryan, Sr. is currently the Chairman of 360 Global Wine Company, Chairman of U.S. Dry Cleaning Corporation, and Vice Chairman of Astrata PLC. He was formerly Chairman & CEO of Copperworld Corporation (Pittsburg, PA), President & CEO of Cameron Iron Works (Houston, TX), Vice President and Member of Board of Directors and General Manager of the International Division of the Monsanto Company (St. Louis, MO) and Chairman & CEO of Oceanics PLC (London). He has served on the Board of Directors of a number of companies, including Federal Express Co., Chrysler Corporation, ITT Corporation, PNC Financial, Koppers Corporation, Hamilton Oil Co., Imental (France), Oceanics PLC (London), as well being a Trustee of a number of Charitable and Educational Institutions. He was educated at Ampleforth College, in England and the Harvard Business School where he received an MBA. He served in the Royal Canadian Air Force in UK and in Italy and was awarded the Distinguished Flying Cross in 1944.

Rufus Pearl is the Managing Director of Pearl Investment Management Services Ltd, which is Regulated and Authorized by the Financial Services Authority. Mr. Pearl is a Registered FSA Securities Representative, holds a Certificate in Corporate Finance and is an Associate of the Securities Institute. He is currently a Director of Birchington Investments Limited which was listed on the Irish Stock Exchange until recently. He was previously Administrative Director of both Jubilee Investment Trust Plc which is quoted on the Official List of the London Stock Exchange and of Prostcare plc (now Mediwatch plc) listed on AIM and was a Non-Executive Director of Aberdeen Park Investments plc (now New Hibernia Investments plc) formerly listed on the Bermudan Stock Exchange.

British producer, Julia Verdin, is an independent film producer. Ms. Verdin produced STANDER, the critically acclaimed film directed by Bronwen Hughes featuring brilliant performances by an international cast including Tom Jane, Deborah Kara Unger, Dexter Fletcher and David Patrick O’Hara, as well as acting as a Co-Executive Producer on the highly anticipated motion picture, MERCHANT OF VENICE, directed by Michael Radford and starring Al Pacino, Jeremy Irons and Joseph Fiennes and a Co-Producer on RIDING THE BULLET, the new film based on a Steven King story which was directed by Mick Garris and stars David Arquette, Jonathan Jackson, Erika Christensen and Barbara Hershey.

Anthony Hickox was born into a film family (his father Director Douglas Hickox, his mother, Oscar winning editor Anne Coates). Hickox wrote and directed his first film, ‘WAXWORKS’ at the age of 21. ‘WAXWORKS’ won Avoriaz in 1986, and went on to become a cult classic, with fan clubs that still operate today. Hickox went on to become one of the main genre auteurs of the early nineties, writing/directing/producing movies such as, ‘SUNDOWN’, ‘WARLOCK: ARMAGEDDON’; ‘CHILDREN OF THE CORN’, ‘TURN OF THE SCREW’; ‘CARNIVAL OF SOULS’, and of course ‘HELLRAISER 3: HELL ON EARTH’.

Elaine New. A Cambridge University educated, Price Waterhouse (London) qualified Chartered Accountant Elaine has been in the media industry for the last six years as Finance Director of Metrodome Group plc, a UK film distributor. Titles she helped release included the cult classic Donnie Darko and Monster for which Charlize Theron won the best actress Oscar. Prior to her interest in the media world Elaine was heavily involved in the UK’s retail sector. She worked as Financial Controller of Harrods International, helping to set-up the famous store’s airport retailing arm and Commercial Director of Outfit a new division of Sears Womenswear Ltd that she helped to create in the latter part of the 1990’s. Elaine has been on the Executive Committee of The Quoted Companies Alliance for the almost three years helping to look after small to mid-cap companies floated both on AIM and the main list of The London Stock Exchange.

Chris Bialek is a worldwide distribution and marketing executive with over 20 years of experience in every major territory. He has sold theatrical, video/DVD and television rights to all territories including co-productions with European and Asian countries, production overview and distribution to international and domestic markets and their respective marketing, including Platoon, The Big Easy, Rambo, Total Recall, Terminator Basic Instinct, Showgirls, The Flock.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all directors and senior management during the Fiscal Year ended 3/31/2007 was £316,856.

Table No. 10

Officer and Director Compensation

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR’s Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compen-sation ($)
Peter Hoffman	Fiscal 2007	£262,964	—	—	—	—	—	—
Elaine New	Fiscal 2007	£26,544	—	—	—	—	—	—	Mazars
Christ Bialek	Fiscal 2007	£27,348	—	—	—	—	—	—

Stock Options.  Seven Arts may grant stock options to Directors, Senior Management and employees.   See Table No. 11 for information about stock options outstanding.

Table No. 11

Stock Option Grants From Inception to August 31, 2007

Name	Number of Options Granted	% Of Total Options Granted on	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

Tony Hickox	50,000	25%	£0.305	1/3/07	1/3/10	£0.305
Julia Verdin	50,000	25%	£0.305	1/3/07	1/3/10	£0.305
Elaine New	50,000	25%	£0.305	1/3/07	1/3/10	£0.305
Chris Bialek	50,000	25%	£0.305	1/3/07	1/3/10	£0.305

Change of Control Remuneration.  Seven Arts had no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Company in Fiscal Year 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per senior management.

Other Compensation.  No senior management director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer’s cash compensation, and all senior management and Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock options discussed above (Table 11), Seven Arts had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to Seven Arts ‘s Directors or senior management.

Pension/Retirement Benefits.  No funds were set aside or accrued by Seven Arts during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or senior management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to Item No. 6.A.1.

6.C.2.  Directors’ Service Contracts.

SAP has an employment agreement with Peter Hoffman as its CEO for five years ending December 31, 2008 at a salary of $500,000 per year plus expenses.  Upon acquisition of control of the Company, SAP entered into a contract with the Company providing Mr. Hoffman’s services solely to the Company and its subsidiaries as their CEO.  This contract is included as a material contract in the Appendices hereto.

6.C.3.  Board of Director Committees.

Seven Arts has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of Seven Arts and reviews with the independent auditors the scope and results of Seven Arts’ audits, Seven Arts’ internal accounting controls, and the professional services furnished by the independent auditors to Seven Arts.  The current members of the Audit Committee are:  Anthony Bryan, Rufus Pearl and Julia Verdin. The Audit Committee did not meet separately in Fiscal Year ended 3/31/2006.

6.D.  Employees

As of March 31, 2007, Seven Arts had 10 employees and independent contractors, excluding the senior management.

6.E.  Share Ownership

Table No. 12 lists, as of March 31, 2007, directors and senior management who beneficially own Seven Arts’ voting securities, consisting solely of ordinary shares, and the amount of Seven Arts’ voting securities owned by the directors and senior management as a group.

Table No. 12

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class at 3/31/2006

Ordinary	Seven Arts Pictures Inc.	8,095,000	37%

	Total Directors/Management 5% Holders	8,095,000%	37

Peter Hoffman controls approximately 70% of the voting stock of Seven Arts Pictures Inc., and may be deemed a beneficial owner of ordinary shares of the Company.

Does not include 3,500,000 ordinary shares pledged to Apollo Media as discussed in Item No. 7B.

The terms of incentive options grantable by Seven Arts are done in accordance with the rules and policies of the English law, including the number of ordinary shares under option, the exercise price and expiry date of such options, and any amendments thereto.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Table No. 12 lists, as of March 31, 2007, directors and senior management who beneficially own Seven Arts’ voting securities, consisting solely of ordinary shares, and the amount of Seven Arts’ voting securities owned by the directors and senior management as a group.

Table No. 12

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class at 3/31/2007

Ordinary	Seven Arts Pictures Inc.	8,095,000	37%

	Total Directors/Management 5% Holders	8,095,000%	37

Peter Hoffman controls approximately 70% of the voting stock of Seven Arts Pictures Inc., and may be deemed a beneficial owner of ordinary shares of the Company.

Does not include 3,500,000 ordinary shares pledged to Apollo Media as discussed in Item No. 7B.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

SAP sold 1,025,000 ordinary shares owned by it in November 2006, at £0.30 per share and advanced the proceeds net of commission to the Company.  The Company has issued in Fiscal Year 2007 8,500,000 ordinary shares to:

(a)          To SAP for pledge to Apollo Media to settle an indebtedness to Apollo Media with regard to the motionpicture Stander, as discussed in Item 7 No. B below;

(b)         to Langley Park Investments plc in partial conversion of its convertible redeemable debenture, as discussed in Item 4 No. A above, and

The Company is, in addition, in negotiations to sell 8,000,000 ordinary shares to Unique Fidelity Engineering Trust Limited as discussed in Item 4 No. A above.

7.A.1.c.  Different Voting Rights.  Seven Arts’ major shareholders do not have different voting rights.

7.A.2.  Share Ownership.

As of August 31, 2007, Seven Arts had issued 24,354,000 ordinary shares of £0.05, (including issuance of the ordinary shares described in Item 7 No. A.1.b); 13,184,000 deferred shares of £0.45 each; and 3,000,000 convertible redeemable preference shares of £1.00 each issued, and 530 (as at 31 March 2007) registered shareholders.  Of these shareholders one is located in the United States and the balance elsewhere. The U.S. shareholders own 8,095,000 ordinary shares; and, the other shareholders own 16,259,000 ordinary shares as of August 31, 2007.

7.A.3.  Control of the Company.  Seven Arts is a publicly owned English corporation, the shares of which are owned by U.S. residents and foreign residents.  Seven Arts is not controlled by any foreign government or other person(s).

7.A.4.  Change of Control of Company Arrangements

There are no arrangements, known to the Company, which may at a subsequent date result in a change of control of the Company.

7.B.  Related Party Transactions

Upon acquisition of control of the Company by SAP in September, 2004, the Company entered into an agreement with SAP under which SAP provided the services of Peter Hoffman for the amount of his contracted salary and the Los Angeles office and staff of SAP to the Company for the direct costs thereof, which is reflected in the Company’s audited financial statements for the Fiscal Years 2005 and 2005 and no other fee or costs.  Pursuant to an intercompany agreement, SAP also from time to time will hold ownership of limited liability corporations in the United States, with all distribution rights and profits thereof for the account of the Company and provide other services for the account of the Company at no fee other than Mr. Hoffman’s salary and the direct third party costs of SAP’s Los Angeles office, all of which are reflected in the Company’s financial statements.  These other services will be any reasonable requests of the management of the Company including accounting services, audits of distribution statements, collection of accounts receivable, supervision of production of motion pictures and similar day-to-day aspects of the Company’s business.  SAP has from time to time made non-interest bearing advances to the Company or its subsidiaries, when the Company has not collected its receivables since the Company does not have a working capital line of credit, all as judged appropriate by management.  All advances are for customary working capital purposes.

SAP has settled a dispute with ApolloMedia GmbH & Co. Filmproduktion KG (“ApolloMedia”) in a settlement agreement dated September 30, 2006, which the settlement fully releases the Company and its subsidiaries from any liability to ApolloMedia including the indebtedness of approximately $2,000,000 related to the motion picture Stander assumed by a subsidiary of the Company upon acquisition of control of the Company by SAP in September, 2004.  The Company has issued 3,500,000 ordinary shares to SAP immediately pledged to ApolloMedia to secure SAP’s obligations under the settlement agreement and SAP has agreed that it will (1) return to Company all ordinary shares in excess of 2,000,000 not necessary to satisfy SAP’s obligations to ApolloMedia and (2) deliver to Company from SAP’s ordinary shares, any ordinary shares in excess of 2,000,000 in fact sold by SAP to satisfy the indebtedness to ApolloMedia under the settlement agreement.  The dispute with Apollo (now settled) related to the amounts ultimately to be payable to Apollo from distribution of the motion picture Stander.

Shareholder Loans/Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors.  SAP has advanced at no interest the sum of approximately $667,518 to the Company as of March 31, 2007.

There have been no transactions since March 31, 2007, or proposed transactions, which have materially affected or will materially affect Seven Arts in which any director, executive officer, or beneficial holder of more than 5% of the outstanding ordinary shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C.  Interests of Experts and Counsel

—No Disclosure Necessary—

ITEM 8.  FINANCIAL INFORMATION

The financial statements as required under Item No. 17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of  Mazars LLP (formerly Moore’s Rowland LLP) for Fiscal Years Ended 2007, 2006 and 2005 are included herein immediately preceding the financial statements.

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of Seven Arts do not know of any material, active or pending, legal proceedings against them nor is Seven Arts involved as a plaintiff in any material proceeding or pending litigation, except as follows:

The Company, its subsidiary Seven Arts Filmed Entertainment Limited (“SAFE”) and SAP were the subject of an arbitration award of approximately $600,000 against them for legal fees relating to a dispute regarding a participation in the motion picture entitled 9 ½ Weeks II, even though the arbitration found no additional sums due to the complaining party, and potential loss of further distribution rights in this motion picture.  The Federal District Court has enforced this arbitration award and the Company is appealing that decision.  The Company believes it has several meritorious defenses to any enforcement of this award.

The Company, SAFE and SAP are plaintiffs in an action against Fireworks Entertainment and certain of its affiliates (“Fireworks”), as well as ContentFilm for copyright infringement relating to certain of the Fireworks Pictures described in Item 4 No. B.  This action was stayed by the United States District Court in Los Angeles, California by reason of a prior action filed by CineVisions and its successor for breach of contract against Fireworks in the courts of Ontario, Canada.   CineVisions has sought to discontinue the Canadian contract action but that request was denied.  Management believes that whether based on copyright infringement or contract, Fireworks has substantial liability to the Company or its predecessors with respect to Fireworks’ conversion of the Company’s and its predecessors’ interest in the Fireworks Pictures which were all produced or acquired by the Company’s predecessors.  The Company records no value in its financial statements for its interests in the Fireworks Pictures, other than immaterial amounts of legal fees.

The Directors and the management of Seven Arts know of no other active or pending proceedings against anyone that might materially adversely affect an interest of Seven Arts.  Too Easy Entertainment LLC has filed an action against SAP and others regarding indebtedness to Too Easy relating to the motion picture Asylum.  SAP believes it has substantial defenses to this action.  Neither Seven Arts nor its subsidiaries are defendants in this action although SAFE assumed this indebtedness to Too Easy when SAP acquired control of Seven Arts in September 2004 and the full amount of this indebtedness is reflected in Seven Art’s financial statements.  Management believes this action will have no effect on SAP’s interest in Seven Arts.

ITEM 9.  THE OFFER AND LISTING

9.A.  Ordinary Share Trading Information

The Company’s ordinary shares traded on the Alternative Investment Market in London England under the symbol “SVA” until February 16, 2007.  Seven Arts applied for listing on the AIM and began trading on the AIM on September 30, 2004.  The Company commenced trading on the PLUS Market in London, England in May, 2007.

Table No. 13 A and B lists the high, low and closing sales prices on the AIM for the last six months, last ten fiscal quarters, and last two fiscal years, and the high, low and closing prices on the PLUS Market for the months of May and June, 2007.

9.A.4  Price Information

Table No. 13 A

Alternative Investment Market

Ordinary Shares Trading Activity

-Sales-

Period	High	Low	Price at Period End

Month Ended 02/28/07	29.5p	28.5p	29.5p
Month Ended 03/21/07	35p	28.5p	28.5p
Month Ended 12/31/06	31.5p	30.5p	30.5p
Month Ended 11/30/06	45.5p	31p	31p
Month Ended 10/31/06	49.5p	25.5p	45.5p
Month Ended 9/30/06	41.5p	10p	33.5p

Fiscal Year Ended 3/31/2006	20p	12.5p	12.5p
Fiscal Year Ended 3/31/2005	35p	19p	19p
Fiscal Year Ended 3/31/2004	67.5p	17.5p	35p
Fiscal Year Ended 3/31/2003	Not Applicable	Not Applicable	Not Applicable
Fiscal Year Ended 3/31/2002	Not Applicable	Not Applicable	Not Applicable

Fiscal Quarter Ended 12/31/2006	49.5p	25.5p	30.5p
Fiscal Quarter Ended 09/30/2006	41.5p	9.5p	33.5p
Fiscal Quarter Ended 06/30/2006	12.5p	10p	10.5p
Fiscal Quarter Ended 03/31/2006	14.5p	12.5p	12.5p
Fiscal Quarter Ended 12/31/2005	18.5p	12.5p	13p
Fiscal Quarter Ended 09/30/2005	20p	18.5p	18.5p
Fiscal Quarter Ended 06/30/2005	20p	16.5p	20p
Fiscal Quarter Ended 03/31/2005	19.5p	19p	19p
Fiscal Quarter Ended 12/31/2004	26.5p	19.5p	19.5p
Fiscal Quarter Ended 09/30/2004	30p	26.5p	26.5p

Table No. 13 B

PLUS Market

Ordinary Shares Trading Activity

-Sales-

Period	High	Low	Price at Period End

Month Ended 05/31/07	29.5 p.	27.5 p.	29.5 p.
Month Ended 06/30/07	29.5 p.	29.5 p.	29.5 p.
Month Ended 7/31/07	29.5 p.	19.5 p.	20.5 p.
Month Ended 8/31/07	22.5 p.	20.5 p.	22.5 p.
Fiscal Quarter Ended 6/30/07	29.5 p.	29.5 p.	29.5 p.

9.A.5.  Ordinary and Preferred Share Description

Registrar/Ordinary Shares Outstanding/Shareholders

The authorized capital of Seven Arts consists of 573,184,000 ordinary shares par value of  £0.05 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.  The Company is registering only 24,354,000 ordinary shares of the Company by this Form 20-F, including the ordinary shares now issued and an additional 5,500,000 ordinary shares which the Company expects to sell to Unique Fidelity Engineering as set forth in Item No. 4A.

Share Registers Limited, Craven House, West Street, Farnham Surrey GU9 7EN is the registrar and transfer agent for the ordinary shares.

Stock Options and Warrants

Refer to Item No.6.E and Table No. 11 for additional information.

9.A.6.  Rights of Securities.

No other class of securities materially qualifies the rights of holders of ordinary shares.

9.A.7.  Securities Other Than Common or Ordinary Shares.

The rights of the redeemable convertible preference shares are solely to convert into ordinary shares are as follows.  The Company has obtained financing from “hedge fund” financiers in February 2006 (approximately $8,300,000) and in December 2007 (approximately $7,500,000), both secured by motion picture assets of the Company.  These financings will mature in approximately two years ($8,300,000) and September 30, 2007 ($7,500,000) upon exercise of the Company’s extension rights.  SAP has pledged its ordinary shares (currently 8,095,000) to the hedge fund providing the financing in December 2006.  See Exhibits 4-7 hereto.  The rights of the holder of these preference shares are set forth in the agreement included in the Exhibits, hereto.

9.C.  Stock Exchanges Identified

The ordinary shares traded on the Alternative Investment Market in London, England until February 16, 2007 and are now listed on the PLUS Market in London, England since May, 2007.  The Company has sought and received approval from the National Association of Securities Dealers for listing of its ordinary shares on the OTC Bulletin Board, subject to the receipt of confirmation of the effectiveness of this Form 20-F by the Securities and Exchange Commission.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 8/31/2007, there were 573,184,000 of ordinary shares, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each authorized.

As of 3/31/2007, there were 21,684,000 ordinary shares £0.05 each issued and 3,000,000 convertible redeemable preference shares of £1.00 each issued.  As of 8/31/07, there were 24,354,000 ordinary shares of £0.05, 13,184,000 deferred shares of £0.45 each and 3,000,000 convertible redeemable preference shares of £1.00 each issued.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

—No Disclosure Necessary—

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

—Refer to Table No. 11

10.A.6.  History of Share Capital

Since September 2004, when control of the Company was acquired by Seven Arts Pictures Inc., the Company issued the following two convertible securities in September, 2004, referred to in Item 4 No. A.

August 2004	Issue of 3,000,000 Convertible Redeemable Preference Shares of £1.00 each to Armadillo Investments PLC
September 2004	Issue of £3,000,000 of Convertible Redeemable Debt to Langley Park Investment Trust PLC

10.A.7.  Resolutions/Authorizations/Approvals

—No Disclosure Necessary—

10.B.   Articles of Association

Seven Arts was incorporated as Glasgow Park Investments PLC on 24 August 2001 under the English Company Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 11 September 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 6 November 2003, the name f the Company was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Article 124 of the Company’s Articles of Association, a director or senior officer must declare its interest in any existing or proposed contract or transaction with the Company and such director is not allowed to vote on any  transaction or contract with the Company in which has a disclosable interest, unless the interest arises in accordance with certain circumstances as set our in the Company’s Articles of Association.  A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him.

Article 99 of the Company’s Articles addresses the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the Companies Act of 1985. Article 100 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate.

Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, the power to appoint or remove officers appointed by the directors, and make any delegation subject to the conditions set out in the resolution or any subsequent directors’ resolution. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be two directors.

Article 104 details the borrowing powers of the Directors. They may, on behalf of the Company:

• Borrow money in a manner and amount, on any security, from the sources and on the terms and conditions that they consider appropriate, subject to the borrowing limits as set our in the Company’s Articles of Association;

• Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

• Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

• Mortgage, charge, whether by way of specific or floating charge, grant a security interest in or give other security on, on the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Article 161 of the Company’s Articles of Association provides for the mandatory indemnification of directors, senior officers, former directors, and alternate, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure consists of 573,184,000 ordinary shares par value of £0.05 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.  All the shares of ordinary stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of ordinary stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of ordinary stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of ordinary stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities and the satisfaction of preferred shareholders, if any.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Subject to the Companies Act of 1985, the Company may alter its authorized share structure by ordinary and/or special resolution. These ordinary and/or special resolutions may:

(1) create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4) if the Company is authorized to issue shares of a class or shares with par value;

(a) decrease the par value of those shares; or

(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) alter the identifying name of any of its shares; or

(6) otherwise alter its share or authorized share structure when required or permitted to do so.

The Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

An Annual General Meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding Annual Meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Companies Act of 1985, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Companies Act of 1985.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

10.C.  Material Contracts

The only material contracts are the Employment Agreement for the services of Peter Hoffman described in Item 6 No. 2C above, and the agreements embodying the redeemable convertible preference shares and debentures referred to in Item 4 No. A above.

10.D.  Exchange Controls

The United Kingdom has no system of exchange controls.  There are no United Kingdom restrictions on the repatriation of capital or earnings of an English public company to non-resident investors.  There are no laws in the United Kingdom or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Seven Arts’ securities.

Restrictions on Share Ownership by UK citizens:  There are no limitations under the laws of English or in the organizing documents of Seven Arts on the right of foreigners to hold or vote securities of Seven Arts.

10.E.  Taxation

The following summary of the material United Kingdom income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of ordinary shares. The tax consequences to any particular holder of ordinary shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in United Kingdom, deals at arm’s length with the Company, hold their ordinary shares as capital property and who will not use or hold the ordinary shares in carrying on business in the United Kingdom.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in the united Kingdom and elsewhere.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

UNITED KINGDOM INCOME TAX CONSEQUENCES

Disposition of Ordinary Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more ordinary shares (“Ordinary Shares”) who for the purposes of the United Kingdom inland revenue acts (“Tax Acts”) is a non-resident of the United Kingdom, holds his Ordinary Shares as capital property and deals at arm’s length with the Company.

Dividends

The UK does not require any tax to be withheld from the payment of dividends to holders of ordinary shares.

Disposition of Ordinary Shares

The UK does not impose any tax on investors disposing shares in a UK company, unless those investors are either UK tax resident or operate through a UK permanent establishment which holds the shares.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of ordinary shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of ordinary shares of the Company. Each holder and prospective holder of ordinary shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of ordinary shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of ordinary shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold ordinary shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their ordinary shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own ordinary shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire ordinary shares.

Distribution on Ordinary Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to ordinary shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any U.K income tax withheld from such distributions.  Such U.K. tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the ordinary shares and thereafter as gain from the sale or exchange of the ordinary shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the ordinary shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s ordinary shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s ordinary shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) U.K. income tax with respect to the ownership of ordinary shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of ordinary shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Ordinary Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of ordinary shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the ordinary shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the ordinary shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of ordinary shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the

Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold ordinary shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging ordinary shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on its pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on its pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of ordinary shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

10.G.  Statement by Experts

The Company relied upon the financial statements audited by MRI Moores Rowland LLP, as experts in accounting, in the preparation of this document.  The Company’s financial statements are referred to throughout the registration statement, incorporated in Item 17, and attached immediately following the registration statement as exhibits.  MRI Moores Rowland LLP consented to the inclusion of the financial statements it audited.  MRI Moores Rowland LLP is a member of the Institute of Charted Accountants of England and Wales.  MRI Moores Rowland LLP’s address is: 3 Sheldon Square, Paddington, London W2 6PS United Kingdom.

10.H.  Document on Display

—  NA —

10.I.  Subsidiary Information

— No disclosure required —

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

— No Disclosure Necessary —

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            — No Disclosure Necessary —

12.B.  Warrants and Rights        — No Disclosure Necessary —

12.C.  Other Securities           — No Disclosure Necessary —

12.D.  American Depository Shares  — No Disclosure Necessary —

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

— No Disclosure Necessary —

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

— No Disclosure Necessary —

ITEM 15.  CONTROLS AND PROCEDURES

—Not Applicable—

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY SEVEN ARTS/AFFILIATED PURCHASERS

—Not Applicable—

PART III

ITEM 17.  FINANCIAL STATEMENTS

The financial statements as required under Item No. 17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Mazars LLP, Independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

ITEM 18.  FINANCIAL STATEMENTS

Seven Arts has elected to provide financial statements pursuant to Item No. 17.

ITEM 19.  EXHIBITS

1. Memorandum of Incorporation

2. By-Laws and Board Memorandum

***See Exhibit No. 1***

3. Employment Agreement for Peter Hoffman

4. Langley Debenture Agreement

5. Armadillo Preferred Share Agreement

6. $8,300,000 Loan Agreement

7. $7,500,000 Loan Agreement

8. Calculation of earnings per share

9. Explanation of calculation of ratios — ****Included in exhibit No. 8

10. List of Subsidiaries ***See Table 7 at Item 4 No.C. above***

Seven Arts Pictures plc

Report and Financial Statements

31 March 2007

Company Registration No. 4276617

Contents

Directors, officers and advisers

Chairman’s statement

Directors’ report

Corporate governance

Statement of directors’ responsibilities

Independent auditors’ report

Consolidated profit and loss account

Consolidated statement of total recognised gains and losses

Balance sheets

Consolidated cash flow statement

Accounting policies

Notes to the financial statements

SEVEN ARTS PICTURES PLC

Directors, Officers and Advisors

Directors

Peter Hoffman	Chief Executive Officer
Elaine New	Finance Director
Rufus Pearl	Non-Executive Director
Julia Verdin	Non-Executive Director
Anthony Hickox	Non-Executive Director
Anthony Bryan	Non-Executive Chairman

Secretary
John Bottomley

Registered office

30 Farringdon Street
London
EC4A 4HJ

Nominated advisor and brokers

St Helens Capital plc
15 St Helen’s Place
London
EC3A 6DE

Registrars

Share Registrars Limited
Craven House
West Street
Farnham
Surrey
GU9 7EN

Auditors

Mazars LLP
3 Sheldon Square
London
W2 6PS

1

SEVEN ARTS PICTURES PLC

Chairman’s Statement

Results

I am pleased to report that Seven Arts Pictures plc (“Seven Arts” or the “Group”) has earned gross revenues of £5,879,289 and a profit before tax of £1,542,874 for the year ended 31 March 2007.  Earnings per share are 7.18p.

Gross revenues have decreased from £7,591,367 in the prior year reflecting principally the substantial increase in the value of the UK pound (the Company’s revenues being earned generally in US dollars), and the delivery in the prior financial year of Captivity. Nevertheless, the Group has increased its gross profits from £1,535,956 to £3,115,569 on lower turnover due to its higher margins on Noise and Deal, which are films delivered in the financial year under review.

Review of Operations

The Group arranged distribution of Noise, starring Tim Robbins and William Hurt, through ThinkFilm for October, 2007, and Deal, starring Burt Reynolds and Shannon Elizabeth, through MGM Distribution for September 2007.

Seven Arts has also completed principal photography of two new pictures American Summer and Autopsy, both produced by Warren Zide (American Pie, Final Destination), and Knife Edge, directed by Anthony Hickox and featuring a strong UK cast (Natalie Press, Joan Plowright, Hugh Bonneville, Tasmin Egerton), recently began filming in the UK.

Corporate Activity

The board took the view in March 2007 that further efforts to maintain its AIM listing on the London Stock Exchange were not in the best interests of the Company or its shareholders for a variety of reasons, including the burdensome costs relative to the size of the business. It was decided to pursue admission of the shares to the PLUS market in the UK, which now provides a primary and secondary equity market to over 850 small-mid cap companies, and is a more conducive environment to Seven Arts. This was successfully achieved in May 2007, through our PLUS Corporate Advisor St Helen’s Capital plc. On behalf of the board I thank all those involved for achieving a swift and efficient return to market.

Board Changes

The Group has long considered the importance of strengthening its board of directors, with the addition of influential figures from the international motion picture industry and from a corporate and financial perspective. As such, earlier this year, we were pleased to appoint Julia Verdin and Anthony Hickox as non-executive directors. Julia has established herself as one of Hollywood’s leading independent producers, responsible for such films as Stander and Merchant of Venice, whilst Anthony pioneered the genre of horror-comedy – an area in which Seven Arts will look to become increasingly active.

Anthony Bryan was also appointed as a non-executive director. A Harvard MBA, Anthony has a career spanning fifty years in the corporate world. Anthony, among a number of senior positions held, was a member of President Nixon’s US China Trade Council and a former US representative to the Advisory Board of AMRO Bank.

The Group was further pleased to appoint Elaine New as Finance Director. Elaine was educated at Cambridge University and, as the former Finance Director of Metrodome Group Plc, a UK listed film distributor, Elaine brings a great deal of sector relevant experience.  Ken Bone stepped down from the position of Finance Director and the board would like to place on record once again its thanks for his valuable service to the Group.

2

Outlook

The Group intends to deliver in the next financial year Drunkboat, starring John Malkovich, and A Broken Life, starring Ving Rhames and Tom Sizemore. The directors anticipate that substantial new revenues will be realized in the year ending 31 March 2008 as Noise and Deal, together with other pictures delivered in prior financial years, new revenues from pictures yet to be delivered in 2008 and revenues from the Company’s library of over 25 motion pictures, have a strong impact on performance.

The Group is also in the process of acquiring several more completed motion pictures for distribution, to be delivered in the year ending 31 March 2008.  The directors believe that gross revenues and earnings in the coming year will reflect the group’s continued increase in activities.

Due to the pregnancy of Milla Jovovich, cast in the principal female role in  Winter Queen, directed by Paul Verhoeven (Basic Instinct, Total Recall), Seven Arts has delayed production of that picture to financial year 2008/9.

The Group is, at present, in the process of putting in place new sources of finance as part of a debt restructuring process. Initial discussions have taken place with one potential provider of finance which I am hopeful will come to fruition. However, should this not be achieved there are some alternative new sources of finance available to the Group.

I look forward to a very positive audience reaction to Noise and Deal and the delivery of American Summer, Autopsy and Knife Edge in the current financial year, which will further establish Seven Arts’ reputation as one of only a few reliable and experienced producers of independently produced theatrical motion pictures.

Peter Hoffman

CEO

3

SEVEN ARTS PICTURES PLC

Directors’ report

The directors submit their report and the financial statements of Seven Arts Pictures plc for the year ended 31 March 2007

Principal activities

The principal activity of the company during the year was to act as a holding company for its subsidiary company that is engaged in the production and licensing of motion pictures in the United Kingdom and overseas.

Review of business and future developments

The chairman’s statement provides details on the performance during the year and future prospects of the group and should be read as part of this report.

The directors consider turnover and the gross profit margin to be the key performance indicators of the group. As discussed in the chairman’s statement, although turnover was down the gross profit  key performance indicator has shown a considerable increase in the current year.

The group’s operations expose it to a variety of financial risks that include the effects of changes in foreign currency risk, interest rate risk and liquidity risk.

The group has in place a risk management programme that seeks to limit the possible adverse effects on the financial performance of the group by monitoring levels of cash and performing a thorough appraisal of any debt and new finance opportunities before they are entered into.

Given the size of the group, the directors have not delegated the responsibility of monitoring financial risk management to a sub-committee of the board. The group’s finance department implements the policies set by the board of directors.

Further details of the risks faced by the group are given in note 18 to the accounts.

Results and dividends

The consolidated profit and loss account for the year is set out on page 12. Due to the existence of accumulated losses, the directors are unable to recommend the payment of a dividend.

Directors

The following directors have held office since 1 April 2006:

Peter Hoffman

Rufus Pearl

Kenneth Bone	(resigned 11 January 2007)
Elaine New	(appointed 11 January 2007)
Julia Verdin	(appointed 3 January 2007)
Anthony Hickox	(appointed 3 January 2007)
Anthony Bryan	(appointed 30 March 2007)

In accordance with the company’s Articles of Association, Rufus Pearl and Peter Hoffman retire by rotation and, being eligible, offer themselves for re-election. Elaine New, Julia Verdin, Anthony Hickox and Anthony Bryan also retire in accordance with Article 88 and being eligible, offer themselves for re-election.

4

Directors’ interests in shares

Directors’ beneficial interests in the shares of the company, including family interests, were as follows:

	Ordinary shares of £0.05 each 31.3.2007	Ordinary shares of £0.50 each 31.03.2006

Rufus Pearl	2,000	2,000
Peter Hoffman	8,116,500	6,384,000

There have been no changes to the above since the year end.

Peter Hoffman’s shareholding is held via Seven Arts Pictures Inc., a company in which he is the major shareholder.

Share options

On 7th February 2007 four of the directors were issued the following options to subscribe for ordinary shares from the Company’s Unapproved Option Scheme:

	Number of options	Exercise price

Elaine New	50,000	£0.295
Julia Verdin	50,000	£0.295
Anthony Hickox	50,000	£0.295

The options may be exercised anytime between 7th February 2007 and 7th February 2012 at the option exercise price.

Substantial shareholdings

As at 10 September 2007 the directors had been notified that the following had an interest amounting to 3% or more of the issued voting share capital of the company:

	Ordinary shares of £0.05 each as at 10 September 2007	Percentage of issued shares as at 10 September 2007

Seven Arts Pictures Inc	11,595,000	47.6%
Langley Park Investment Trust	5,000,000	20.5%
Unique Fidelity Engineering Ltd	2,500,000	10.3%
Julie Wing	1,280,000	5.3%
Pershing Keen Nominees	964,499	4.0%
Jubilee Investment Trust plc	900,000	3.7%

The beneficial owners of Seven Pictures Arts Inc are Peter Hoffman and Susan Hoffmann and Fine Arts Entertainment Inc. Fine Arts Entertainment Inc is wholly owned by Robert Geringer. Of the 11,595,000 ordinary shares held by Seven Arts Pictures Inc, Peter and Susan Hoffmann are the beneficial owners of 8,116,500 of these ordinary shares, being 33.3% of the issued share capital of the Company.

5

Jubilee Investment Trust is currently in voluntary liquidation.

Fixed assets

The movements in fixed assets during the year are set out in notes 11 to 13 to the financial statements.

Post balance sheet events

Various non-adjusting post balance sheet events have occurred. More details of these are given in note 29 to the financial statements.

Payment policy

The group does not follow a standard code for dealing specifically with the payment of creditors. Payment terms are negotiated with creditors and payments generally made within these agreed terms. Trade creditor days for the group as at 31 March 2007 were 39 days (2006: 35 days).

By order of the Board

Elaine New

Director

6

SEVEN ARTS PICTURES PLC

Corporate govenance

Compliance with the Combined Code

Under the rules of the PLUS MARKET the company is not required to comply with the Combined Code. However, the company has taken steps to comply with the Combined Code in so far as it can be applied practically, given the size of the company and the nature of its operations.

During the year under review the board of directors has complied with the provisions set out in Section 1 of the Combined Code as annexed to the Listing Rules of the London Stock Exchange with the exception of the following items:

•                  Non-executive directors are not appointed for specific terms although they are subject to re-election to the board under the terms of the company’s Articles of Association.

•                  There is no formal schedule of matters specifically reserved for decision by the board.

The group has adopted the transitional approach to the internal control element of the Combined Code as set out in the letter from the London Stock Exchange to listed companies in September 1999. Throughout the year the group has operated within the spirit of the code for a group of its size.

The directors consider that the group is not sufficiently large to warrant the need for certain requirements of the Combined Code, and therefore the following additional exceptions arise: the company has not created a separate nominations committee; an internal audit function has not been established; and there is no formal programme of training for the executive directors.

Board of directors

The board of directors, comprising two executive directors and four non-executive directors, meets on a quarterly basis throughout the year. The following committees deal with the important aspects of the group’s affairs and provide independent and objective advice.

Audit committee

The board’s policy is for the non-executive director to meet with the company’s auditors once a year separately from the executive directors. The purpose of the committee is to ensure the preservation of good financial practices throughout the group, to monitor that controls are in force to ensure the integrity of financial information, to review the annual financial statements, and to provide, by way of planned meetings, a line of communication between the board and the external auditors.

Remuneration committee

The non-executive directors are responsible for the executive directors’ remuneration, other benefits and terms of employment, including performance related bonuses and share options.

Internal control

The board is ultimately responsible for the group’s system of internal control and for reviewing its effectiveness, which is reviewed annually by the directors.

The Combined Code introduced a requirement that the directors review the effectiveness of the group’s system of internal controls. Following the publication in September 1999 of Internal Control: Guidance for Directors on the Combined Code (‘The Turnbull Report’) this requirement has been extended to cover all controls including financial, operational, compliance and risk management.

7

The group has adopted the transitional approach and has ensured that procedures were in place at the year end for implementing these controls.

A comprehensive budgetary process is completed once a year and is reviewed and approved by the board. The group’s results as compared to the budget and prior year are reported to the board on a quarterly basis.  Revenue is re-forecast on a quarterly basis.

8

SEVEN ARTS PICTURES PLC

Statement of directors’ responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.  In preparing those financial statements, the directors are required to:

a.                                       select suitable accounting policies and then apply them consistently;

b.                                      make judgements and estimates that are reasonable and prudent;

c.                                      state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

d.                                     prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the requirements of the Companies Act 1985.  They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are also responsible for the maintenance and integrity of the Seven Arts website.  Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.  Seven Arts Pictures plc accepts no responsibility for any information on other websites that may be accessed from the Seven Arts website by hyperlinks.

Statement of disclosure to auditor

a.                                      so far as the directors are aware, there is no relevant audit information of which the company’s auditors are unaware, and;

b.                                     they have taken all the steps that they ought to have taken as the directors in order to make themselves aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

Disclaimer: Except where you are a shareholder, this material is provided for information purposes only and is not, in particular, intended to confer any legal rights on you.

These financial statements do not constitute an invitation to invest in the company’s shares.  Any decision you make to rely on this information is solely your responsibility.

The information is given as of the dates specified, is not updated, and any forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the group.  They are not historical facts, nor are they guarantees of future performance.

9

SEVEN ARTS PICTURES PLC

Independent auditors’ report to the members of Seven Arts Pictures plc

We have audited the consolidated financial statements of Seven Arts Pictures plc on pages 12 to 33 for the year ended 31st March 2007. These financial statements have been prepared under the historical cost convention and the accounting policies set out therein.

This report is made solely to the company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of the directors and auditors

As described in the statement of directors’ responsibilities on page 9, the company’s directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice). Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions with the company are not disclosed.

We read the directors’ report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

10

Opinion

In our opinion:

•                  the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of affairs of the company and of the group as at 31st March 2007 and of the group’s profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985; and

•                  the information given in the directors’ report is consistent with the financial statements.

MazarsLLP

Chartered Accountants

Registered Auditor

3 Sheldon Square

London W2 6PS

Note: The maintenance and integrity of the Seven Arts website is the responsibility of the directors; the work carried out by the auditors does not involve any consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website.

11

SEVEN ARTS PICTURES PLC

Consolidated profit and loss account

for the year ended 31 March 2007

			2007		2006
					As restated
	Note	£	£	£	£

Turnover	2		5,879,289		7,591,367
Cost of sales
- Cost of sales		(1,052,211)		(4,090,764)
- Amortisation of intangible assets		(1,711,509)		(1,964,647)
			(2,763,720)		(6,055,411)
Gross profit			3,115,569		1,535,956
Other operating expenses	3		(1,218,531)		(989,375)
Operating profit			1,897,038		546,581
Net interest payable	4		(354,164)		(73,927)
Profit on ordinary activities before taxation	5		1,542,874		472,654
Taxation	8		(575,744)		(355,842)
Retained profit for the year	23		967,130		116,812
Earnings per share in pence	9		7.18		0.89
Diluted earnings per share in pence	9		2.59		0.31

The profit and loss account has been prepared on the basis that all operations are continuing operations.

12

SEVEN ARTS PICTURES PLC

Consolidated statement of total recognised gains and losses

for the year ended 31 March 2007

	Note	2007	2006
			As restated
		£	£

Profit for the year		967,130	116,812
Exchange differences on translation of foreign operations		(224,498)	34,958
Total recognised gains and losses relating to the year		742,632	151,770
Prior year adjustment	10	(503,301)	—
Total gains and losses recognised since the last annual report		239,331	151,770

13

SEVEN ARTS PICTURES PLC

Balance sheets

As at 31 March 2007

	Note	2007	Group 2006	2007	Company 2006
			As restated
		£	£	£	£
Fixed assets
Intangible assets	11	11,668,310	7,952,513	—	—
Tangible assets	12	15,554	17,076	—	—
Investments	13	800,000	800,000	5,600,000	5,600,000
		12,483,864	8,769,589	5,600,000	5,600,000
Current assets
Debtors: amounts falling due within one year	14	6,023,646	6,348,414	—	5,934
Debtors: amounts falling due after more than one year	14	663,626	581,591	1,537,346	688,385
Cash at bank and in hand		4,748	696,906	878	43,816
		6,692,020	7,626,911	1,538,224	738,135
Creditors: amounts falling due within one year	15	(8,312,453)	(6,277,618)	(79,645)	(65,927)
Net current (liabilities)/assets		(1,620,433)	1,349,293	1,458,579	672,208
Total assets less current liabilities		10,863,431	10,118,882	7,058,579	6,272,208
Creditors: amounts falling due after more than one year	16	(6,307,585)	(7,278,333)	—	—
		4,555,846	2,840,549	7,058,579	6,272,208
Capital and reserves
Called up share capital	19	10,017,000	9,592,000	10,017,000	9,592,000
Share premium account	21	1,838,186	65,818	1,838,186	65,818
Share-based payments reserve	20	25,297	—	25,297	—
Convertible debt	22	1,750,000	3,000,000	1,750,000	3,000,000
Profit and loss account	23	(9,074,637)	(9,817,269)	(6,571,904)	(6,385,610)
Shareholders’ funds	24	4,555,846	2,840,549	7,058,579	6,272,208
Equity		(194,154)	(3,159,451)	2,308,579	272,208
Non-equity		4,750,000	6,000,000	4,750,000	6,000,000
		4,555,846	2,840,549	7,058,579	6,272,208

These financial statements were approved by the board on 10 September 2007.

Elaine New

Director

14

SEVEN ARTS PICTURES PLC

Consolidated cash flow statement

for the year ended 31 March 2007

	Notes	2007	2006
		£	£

Cash flow from operating activities	25a	2,322,979	743,514
Returns on investments and servicing of finance	25b	(1,412,885)	(73,927)
Capital expenditure and financial investment	25b	(5,781,206)	(2,705,105)
Cash outflow before financing		(4,871,112)	(2,035,518)
Financing	25b	4,178,954	2,702,047
(Decrease)/increase in cash in the year		(692,158)	666,529

Reconciliation of net cash flow to movement in net debt
		2006	2006
		£	£

(Decrease)/increase in cash in the year		(692,158)	666,529
New loan funding		(4,871,161)	(4,828,202)
Loan repayments		692,207	2,126,155
Non-cash changes	25d	3,260,481	(279,241)
Movement in net debt in year		(1,610,631)	(2,314,759)
Net debt at 1 April	25c	(8,673,001)	(6,358,242)
Net debt at 31 March	25c	(10,283,632)	(8,673,001)

15

SEVEN ARTS PICTURES PLC

Notes to the financial statements

for the year ended 31 March 2007

Accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards in the United Kingdom, and on the going concern basis.

Basis of consolidation

The group financial statements consolidate the financial statements of Seven Arts Pictures plc and its subsidiary undertakings. The results of subsidiaries acquired and sold are included in the profit and loss account from or up to the date control passes on the acquisition basis. Intra group sales and profits are eliminated on consolidation.

No company profit and loss account is presented in accordance with the exemptions provided by S230 of the Companies Act 1985. Of the consolidated profit for the year attributable to the shareholders of Seven Arts Pictures plc, a loss of £186,294 (2006: £143,789) has been included within the financial statements of the company.

Share based payments

The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options determined at the grant date, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. This estimate is revised at each balance sheet date and the difference is charged or credited to the profit and loss account. Proceeds received on exercise of options, not of any directly attributable transaction costs are credited to equity.

Turnover

Turnover represents the invoiced value, net of Value Added Tax, of goods sold and services provided to customers.

Licence fee revenue is recognised as and when the film in question is delivered to the respective territories. However, where an advance is paid upon the signing of an agreement, and this is non-refundable, it is recognised upon the signing of the agreement.

Revenue that equates to a share of gross receipts of films is recognised as income as and when the group is notified of the amounts that are due to them.

Goodwill

Purchased goodwill is capitalised in the year in which it arises.

In the opinion of the directors, the useful economic life of the purchased goodwill, which relates to a film library that was purchased, exceeds 20 years and cannot be specifically defined to be a set length of time. This is based on experience of how film revenues are earned and the knowledge that films often continue to earn revenue for a period of time that far exceeds 20 years. Therefore, goodwill is not amortised and is, instead, subject to an annual impairment review.

Goodwill is impaired should its recoverable amount fall below its carrying value. Its recoverable amount is defined as being the higher of its net realisable and value in use. There is considered to be one income-generating unit within the group and the value in use is calculated for this income-generating unit as a whole. Should any impairment be judged to be required in respect of the value of the business as a whole, this impairment would be allocated to goodwill in the first instance.

This accounting policy represents a departure from the requirements of Companies Act 1985, which requires goodwill to be amortised over a finite period, but the directors believe this departure is justified as being required for the over-riding purpose of providing a true and fair view.

16

Intangible fixed assets

Film investments comprise production costs, including financing costs and legal fees and development expenditure relating to films which are either in the process of being produced, or have been completed and are being exploited.

The film production costs are capitalised, as intangible fixed assets in accordance with SSAP13, where the directors are of the opinion that there is reasonable certainty that the film will be completed and that the aggregate of  production costs to date, any further production costs, and related production, selling and administration costs is expected to be exceeded by related future sales or other revenues.

Film production costs are amortised on an individual film basis in the proportion  that income for the accounting period bears to the directors’ forecast of total income to be received. If at any point in time the unamortised film costs exceeds anticipated future revenue streams, a provision for impairment is made.

Tangible fixed assets

Tangible fixed assets are stated at historical cost.

Depreciation is provided on all tangible fixed assets at rates calculated to write each asset down to its estimated residual value evenly over its expected useful life, as follows:-

Fixtures, fittings and equipment                            - straight line over 4 years

Fixed asset investments

Fixed asset investments are stated at cost, less provision for diminution in value.

Deferred taxation

Deferred tax is provided in respect of the tax effect of all timing differences that have originated but not reversed at the balance sheet date.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Foreign currency translation

Monetary assets and liabilities of the company that are denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction.  All differences are taken to the profit and loss account.

The subsidiary undertaking’s functional currency is primarily the US dollar and therefore it chooses to maintain all its accounting records in the US dollar. However, since the reporting currency of the group is sterling, the subsidiary undertaking’s financial statements have been translated into sterling. The closing rate method has been used to translate the subsidiary undertaking’s financial statements.  This results in any non-monetary assets and liabilities being recorded at their historical cost expressed in sterling, whilst monetary assets and liabilities are stated at the closing exchange rate.  All profit and loss items have been translated into sterling using the weighted average exchange rates.  Differences on translation are taken directly to reserves.

Where the subsidiary undertaking has undertaken transactions in a currency other than the US dollar, these have been recorded in the accounting records at the rate ruling at the date of the transaction. All such differences on translation are taken to the profit and loss account.

17

Interest capitalised

Directly attributable interest is capitalised as part of intangible fixed assets and is based on interest charged as a result of obtaining bank and other borrowings to finance these assets. Interest is only capitalised whilst production is in progress thereafter interest charged is expensed to the profit and loss account.

Financial instruments

When appropriate, the group uses financial instruments to manage exposure to fluctuations in interest rates.

Financial assets are recognised in the balance sheet at the lower of cost and net realisable value. Provision is made for diminution in value when appropriate. Interest receivable is accrued and credited to the profit and loss account in the period to which it relates.

Financial liabilities that represent bank and other production loans are, upon issue, recognised in the balance sheet at the amount of net proceeds. The finance costs of the debt are charged to the profit and loss account at a constant rate on the carrying amount.

18

SEVEN ARTS PICTURES PLC

Notes to the financial statements

for the year ended 31 March 2007

1.         Basis of preparation

These financial statements have been prepared on the going concern basis.

2.         Turnover and profit on ordinary activities before taxation

Sales were made within the following geographical markets:

	2007	2006
		As restated
	£	£

Continuing operations:

Europe	3,372,198	2,249,769
North America	1,134,054	1,821,061
South America	235,106	314,446
Africa and Middle East	865,667	224,098
Asia	118,152	1,597,596
Australia	154,112	1,384,397
	5,879,289	7,591,367

The profit before taxation relates to the above geographical  markets in the same proportion as does turnover.

All of the turnover and profit on ordinary activities from continuing operations has arisen from film exploitation and distribution.

All of the net assets of the group are based in the United States of America.

3.         Other operating expenses

	2007	2006
	£	£

Administration expenses	1,218,531	989,375

4.         Net interest payable

	2007	2006
	£	£

Loan interest payable	388,021	75,249
Bank interest receivable	(33,857)	(1,322)
Net interest payable	354,164	73,927

19

5.         Profit on ordinary activities before taxation

	2007	2006
	£	£

Profit on ordinary activities before taxation is stated after charging/(crediting):

Depreciation of tangible fixed assets	6,488	6,054
Amortisation of intangible fixed assets	1,711,509	1,964,647
Finance costs incurred on bank and other production loans	388,021	75,249
Auditors’ remuneration for audit services	65,000	45,000
Auditors’ remuneration for non-audit services – taxation	7,000	5,000
Auditors’ remuneration for non-audit services – corporate finance	10,000	—
Profit on foreign exchange transactions	(28,330)	(71,843)
Exceptional item – profit on the settlement of the Apollo loan	(912,715)	—
Exceptional item – loans written back as no longer payable	(1,282,522)	—

The first exceptional item relates to the fact that Seven Arts Pictures Inc took over the liability of a loan made by Apollo Media to Seven Arts Filmed Entertainment Limited. More information regarding this issue is given in note 26.

The second exceptional item relates to equity investments made in two films, Stander and Pool Hall Prophets, which are now no longer considered to be payable since the films will not generate enough cash for Seven Arts Filmed Entertainment Limited to have any liability to the parties who made these investments.

6.         Employees

	2007	2006
	No.	No.

The average monthly number of persons (including executive directors) employed by the group during the year was:

Office and management	10	6

Staff costs for the above persons:

Wages and salaries	387,780	390,780
Social security costs	3,315	5,104
	391,095	395,884

7.         Directors’ remuneration

	2007	2006
	£	£

Emoluments	281,404	306,714

Emoluments disclosed above include the following amounts paid to the highest paid director:

Emoluments	262,274	291,133

This director is not one to whom share options were granted during the year ended 31 March 2007.

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8.         Taxation

	2007	2006
		As restated
	£	£
Current tax charge	250,000	—
Deferred tax charge/(credit)	325,744	355,842
	575,744	355,842
Factors affecting tax charge for the year:
Profit on ordinary activities before taxation	1,542,874	472,654
Profit on ordinary activities before tax multiplied by the standard rate of UK corporation tax of 30% (2006: 30%)	462,862	141,796
Effects of:
Non deductible expenses	20,497	20,664
Depreciation and amortisation	515,399	1,816
Capital allowances	(482,953)	(2,165)
Tax losses carried forward	—	43,136
Tax losses utilised	(265,805)	(204,851)
Effect of 0% band	—	(396)
Current tax charge	250,000	—

The company has tax losses of approximately £239,000 (2006: £239,000) to carry forward against future profits.

The company has capital losses of approximately £3,434,000 (2006: £3,434,000) to carry forward against capital profits.

A deferred tax asset has not been recognised in respect of the timing losses relating to these losses of the company, only those of the subsidiary undertaking, as there is insufficient evidence that the asset will be able to be recovered. The amount of the asset not recognised is approximately £1,102,000 (2006: £1,102,000). This asset would only be able to be recovered if the company itself were to make sufficient taxable profits

9.         Earnings per share

The basic and diluted earnings per share figures are calculated using the following profit for the year:

	2007	2006
	£	As restated
		£
Group profit	967,130	116,812

The basic earnings per ordinary share are calculated based on the weighted average number of shares in issue of 13,474,411 (2006: 13,184,000). The weighted average number of shares in issue is calculated by time-apportioning the shares in issue during the year.

21

The diluted earnings per ordinary share are calculated based on the weighted average number of shares in issue plus the weighted average number of potential ordinary shares, which amounted to 37,270,575 (2006: 37,184,000):

	2007 No.	2006 No.

Weighted average number of ordinary shares for the purposes of basic earnings per share	13,474,411	13,184,000

Effect of dilutive potential ordinary shares:
- convertible preference shares	12,000,000	12,000,000
- convertible debt	11,767,671	12,000,000
- share options	28,493	—
Weighted average number of ordinary shares for the purposes of diluted earnings per share	37,270,575	37,184,000

As detailed in note 29, 2,670,000 ordinary shares have been issued post year end, which would act to increase both the weighted average number of shares and the weighted average number of potential ordinary shares had they been issued during the current year.

10.       Prior year adjustment

A prior year adjustment has been found to be necessary in respect of the year ended 31st March 2006 to correct the following fundamental errors that existed:

Revenue of £1,424,112 and related cost of sales of £920,811 associated with three films has been derecognised, since they had been recognised in error. The net effect of this has been to reduce gross profits for the year ended 31st March 2006 by £503,301.

The overall effect of this prior year adjustment has been to reduce the retained profit for the year ended 31st March 2006 by £503,301 and to reduce the shareholders’ funds by £503,301.

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11.       Intangible fixed assets

Group	Goodwill	Film assets	Total
	£	£	£

Cost
1 April 2006	5,017,582	10,516,902	15,534,484
Exchange differences	(580,193)	(1,216,085)	(1,796,278)
Additions	—	6,298,874	6,298,874
31 March 2007	4,437,389	15,599,691	20,037,080

Amortisation
1 April 2006	2,015,390	5,566,581	7,581,971
Exchange differences	(233,043)	(691,667)	(924,710)
Charge for the year	—	1,711,509	1,711,509
31 March 2007	1,782,347	6,586,423	8,368,770

Net book value
31 March 2007	2,655,042	9,013,268	11,668,310
31 March 2006	3,002,192	4,950,321	7,952,513

Included within the cost of film assets is an amount of £770,082 (2006: £245,473) relating to capitalised finance costs incurred as a result of obtaining bank and other production loans (notes 15 and 16).

12.       Tangible fixed assets

Group	Fixtures, fittings and equipment
£

Cost
1 April 2006	28,832
Exchange differences	(3,334)
Additions	6,941
31 March 2007	32,439
Depreciation
1 April 2006	11,756
Exchange differences	(1,359)
Charge for the year	6,488
31 March 2007	16,885
Net book value
31 March 2007	15,554
31 March 2006	17,076

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13.       Fixed assets investments

Group	Unlisted investments
£
Cost
At 1 April 2006 and 31 March 2007	1,600,000
Provision for diminution in value
At 1 April 2006 and 31 March 2007	(800,000)
Net book value
31 March 2007	800,000
31 March 2006	800,000

Company	Shares in subsidiary undertaking	Unlisted investments	Total
	£	£	£

Cost
At 1 April 2006 and 31 March 2007	4,800,000	1,600,000	6,400,000
Provision for diminution in value
At 1 April 2006 and 31 March 2007	—	(800,000)	(800,000)
Net book value
31 March 2007	4,800,000	800,000	5,600,000
31 March 2006	4,800,000	800,000	5,600,000

The company’s principal subsidiary undertakings, all of which have been consolidated within these financial statements from the date of their acquisition, are as follows:

Name of undertaking	Principal activity	Interest in ordinary share capital at 31 March 2007

Seven Arts Filmed Entertainment Limited	Production and licensing of motion pictures	100%

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14.       Debtors

	Group 2007	Group 2006	Company 2007	Company 2006
		As restated
	£	£	£	£

Amounts falling due within one year:

Trade debtors	5,286,458	5,407,165	—	—
Other debtors	—	261,325	—	3,851
Prepayments and accrued income	737,188	354,180	—	2,083
Deferred tax asset (see note 17)	—	325,744	—	-
	6,023,646	6,348,414	—	5,934

Amounts falling due after more than one year:

Amounts due from parent undertaking	663,626	581,591	659,847	-
Amounts due from subsidiary undertakings	—	—	877,499	688,385
	663,626	581,591	1,537,346	688,385

15.       Creditors: amounts falling due within one year

	Group 2007	Group As restated	Company 2007	Company 2006
		2006
	£	£	£	£

Bank and other production loans	3,989,795	2,091,574	—	—
Trade creditors	3,483,966	3,897,284	42,530	35,649
Other taxation and social security	11,741	1,721	1,296	1,721
Corporation tax	250,000	—	—	—
Other creditors	1,069	1,657	1,069	1,657
Accruals and deferred income	575,882	285,382	34,750	26,900
	8,312,453	6,277,618	79,645	65,927

Bank and other production loans are secured on certain rights pertaining to the assets to which the loans relate.

A loan of £4,390,359 (2006: £4,424,651) from Seven Arts Future Flows LLC, a subsidiary of Seven Arts Pictures Inc, has been secured by a pledge of Seven Arts Filmed Entertainment Limited’s copyright or distribution rights in certain designated pictures for the period of the loan. Seven Arts Future Flows LLC, in turn, has secured a loan from Arrowhead Target Fund Limited by pledging on the company’s copyright or distribution rights over these designated pictures.

A further loan of £3,823,799 was taken out from Cheyne Speciality Finance Fund LLP. This loan is repayable by 31st December 2007. The loan is secured on all the income from the two films delivered by Seven Arts Film Entertainment Ltd on 31st March 2007, being Deal and Noise, Pool Hall Prophets and further first priority security provided over the following assets and property:

•        right, title and interest in distribution fees in connection with the films Boo, Broken and Mirror Wars

•        the Company’s film library subject and subordinate to the existing lien thereon in favour of Arrowhead Target

•        all of the Company’s right, title and interest in and to any film, scenario or screenplay upon which a film is based

•        8,100,000 shares in the Company owned by Seven Arts Pictures Inc

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16.       Creditors: amounts falling due after more than one year

	Group 2007	Group 2006	Company 2007	Company 2006
	£	£	£	£

Bank and other production loans	6,307,585	7,278,333	—	—
Loan maturity analysis
In more than 2 years, but not more than 5 years	6,307,585	7,278,333	—	—

17.       Deferred tax asset

The deferred tax asset (included in debtors, note14) is made up as follows:

	Group 2007	Group 2006
	£	£

Tax losses available in Seven Arts Filmed Entertainment Limited	—	325,744

18.       Derivatives and other financial instruments

Financial instruments

The group’s financial instruments comprise cash balances, items such as trade debtors and trade creditors that arise directly from its operations and convertible loan notes. Financial instruments such as investments in, and advances to, subsidiary undertakings and short-term debtors and creditors have been excluded from these disclosures.

The main risks arising from the group’s financial instruments are foreign currency risk and interest rate/liquidity risk.

Foreign currency risk

The group receives income from overseas, normally in US Dollars, and also maintains the major part of its cash in US Dollars. The group’s exposure to exchange rate fluctuations is currently low and, therefore, there is no policy to hedge against this risk.

Interest rate/liquidity risk

The group currently funds its operations from funds raised from the PLUS Market and, previously the Alternative Investment Market, as well using as cash retained from its operations and loans that are repayable as and when specific films generate revenue, and as such the directors regard the liquidity risk as low. The convertible loan stock bears no interest.

The total financial liabilities (being bank and other production loans) were £10,288,380 (2006: £9,369,907) and their fair value was the same as the carrying value. These amounts were all designated in US Dollars.

26

The analysis of financial liabilities is, as follows:

	2007	2006
	£	£

Fixed rate	8,227,202	4,514,542
Floating rate	—	877,505
Interest free	2,061,178	3,977,860
	10,288,380	9,369,907

The fixed rate financial liabilities have fixed interest rates for the entire term of each loan. The weighted average interest rate of these fixed rate liabilities is 16.4% (2006: 15.0%).

The benchmark rate used for determining the interest payments on the floating rate financial liabilities is LIBOR.

19.       Share capital

	2007	2006
	£	£
Authorised

6,000,000 £1 convertible, redeemable preference shares	6,000,000	6,000,000
513,184,000 (2006: 25,184,000) ordinary shares of £0.05 (2006: £0.50) each	25,659,200	12,592,000
13,184,000 (2006: nil) deferred shares of £0.45 each	5,932,800	—
	37,592,000	18,592,000

	2007	2006
	£	£
Allotted and called up

3,000,000 £1 convertible, redeemable preference shares	3,000,000	3,000,000
21,684,000 (2006:13,184,000) ordinary shares of £0.05 (2006: £0.50) each	1,084,200	6,592,000
13,184,000 (2006: nil) deferred shares of £0.45 each	5,932,800	—
	10,017,000	9,592,000

3,500,000 of the ordinary shares of £0.05 each in issue at 31 March 2007 were not paid up.

The terms attached to the convertible redeemable preference shares are:

•           The holders are not entitled to any dividends;

•           Holders are entitled to a share in the distribution of the assets on winding up in preference to holders of the ordinary shares;

•           Holders are entitled to convert each preference share into ordinary shares on a basis given in the subscription agreement; and

•           Holders may only redeem their shareholding if the company is found to be in default of certain events, as defined in the subscription agreement.

The terms attached to the deferred shares are:

•           The holders of the deferred shares shall not have the right to receive notice of any general meeting of the company nor the right to attend, speak or vote at any such general meeting.

27

•           The holders are not entitled to receive any dividend or other distribution.

•           On a return of capital on a winding-up, each holder of a deferred share shall be entitled to receive a sum equal to the nominal capital paid up or credited as paid up thereon but only after the holders of ordinary shares have received the aggregate amount paid up thereon plus £l million per ordinary share and the holders of the deferred shares shall not be entitled to any further participation in the assets or profits of the company.

•           The company shall have irrevocable authority to appoint any person to execute on behalf of the holders of the deferred shares a transfer/cancellation of the deferred shares and/or an agreement to transfer/cancel the same, without making any payment to the holders of the deferred shares to such person or persons as the company may determine as custodian thereof and pending such transfer and/or cancellation and/or purchase, to retain the certificate for such shares.

•           The company may, at its option and subject to compliance with the provisions of the Companies Acts, at any time purchase all or any of the deferred shares then in issue, at a price not exceeding one penny for all the deferred shares so purchased or may cancel such shares by way of reduction of capital for no consideration;

•           The company shall not be required to issue any certificates or other documents of title in respect of the deferred shares; and

•           The deferred shares may at any time be cancelled for no consideration by means of a reduction of capital effected in accordance with the Companies Act without sanction on the part of the holders of the deferred shares.

On 14th November 2006, the authorised share capital of the company was increased to £37,592,000 by the creation of 38,000,000 new ordinary shares of £0.50.

On 14th November 2006, the 3,000,000 un-issued convertible redeemable preference shares of £1 each were re-designated as 6,000,000 ordinary shares of £0.50 each.

On 15th November 2006, each of the 13,184,000 issued ordinary shares of £0.50 each were divided into one new ordinary share of £0.05 and one deferred share of £0.45.

On 15th March 2007, £1,250,000 of the convertible debt was converted into 5,000,000 ordinary shares of £0.05 each.

On 27th March 2007, 3,500,000 ordinary shares of £0.05 each were issued to Seven Arts Pictures Inc for consideration of $1,800,000. This consideration was unpaid as at 31 March 2007.

20.       Share based payments

On 7 February 2007 the Company issued 200,000 share options from its Unapproved Share Option Scheme. These options were granted to three directors and one senior employee. They may be exercised from 7th February 2007 and they expire on the fifth anniversary of the date of issue. The options have an exercise price of 29.5p.

Management has estimated the fair value of these options be 12.65p per option. The value of these options was determined using the Black-Scholes pricing model with assumptions of the risk-free rate of 5%, dividend yield of 0%, stock value at time of granting of 29.5p and volatility of 40%. A charge of £25,297 was recorded in the consolidated profit and loss account for the year ended 31st March 2007.

21.       Share premium

	2007	2006
	£	£

At 1 April 2006	65,818	65,818
Conversion of £1,250,000 of convertible loans to 5,000,000 ordinary shares of £0.05 each	1,000,000	—
Issue of 3,500,000 shares in settlement of the Apollo loan	772,368	—
	1,838,186	65,818

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22.       Convertible debt

	2007	2006
	£	£
Group and company

At 1 April 2006	3,000,000	3,000,000
Conversion of £1,250,000 of the convertible loans to 5,000,000 ordinary shares of £0.05 each	(1,250,000)	—
At 31 March 2007	1,750,000	3,000,000

The terms attached to the convertible loans are:

•        The holders are not entitled to any interest;

•        Holders are entitled to a share in the distribution of the assets on winding up in preference to holders of the ordinary shares:

•        Holders are entitled to convert each unit of debt into ordinary shares on a basis given in the subscription agreement; and

•        Holders may only redeem their debt if the company is found to be in default of certain events, as defined in the subscription agreement.

On 15th March 2007, £1,250,000 of the convertible loans were converted under the terms of the subscription agreement to 5,000,000 ordinary shares of £0.05 each.

23.       Profit and loss account

	Group	Company
	£	£

1 April 2006 as previously reported	(9,313,968)	(6,385,610)
Prior year adjustment	(503,301)	—
Balance at 1 April 2006 as restated	(9,817,269)	(6,385,610)
Profit/(loss) for the financial year	967,130	(186,294)
Exchange differences on translation of foreign operations	(224,498)	—
31 March 2007	(9,074,637)	(6,571,904)

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24.       Reconciliation of movement in shareholder’s funds

Group	2007	2006
		As restated
	£	£
Profit for the year	967,130	116,812
Nominal value of new share capital subscribed	425,000	—
Nominal value of convertible debt issued	(1,250,000)	—
Increase in the share premium reserve	1,772,368	—
Increase in share based transactions reserve	25,297	—
Exchange differences on translation of foreign operations	(224,498)	34,958
Net increase in shareholders’ funds	1,715,297	151,770
Opening shareholders’ funds (originally funds of £3,343,850 before deducting prior year adjustment of £503,301)	2,840,549	2,688,779

Closing shareholders’ funds	4,555,846	2,840,549

Company	2007	2006
	£	£
Loss for the year	(186,294)	(143,789)
Nominal value of new share capital subscribed	425,000	—
Nominal value of convertible debt issued	(1,250,000)	—
Increase in the share premium reserve	1,772,368	—
Increase in share based transactions reserve	25,297	—
Net increase in/(reduction in) shareholders’ funds	786,371	(143,789)
Opening shareholders’ funds	6,272,208	6,415,997
Closing shareholders’ funds	7,058,579	6,272,208

25.       Cash flows

a.          Reconciliation of operating profit to net cash flow from operating activities:

	2007	2006
		As restated
	£	£
Operating profit	1,897,038	546,581
Depreciation	6,488	6,054
Amortisation	1,711,509	1,964,647
Decrease/(increase) in debtors	433,557	(5,263,892)
Increase in creditors	444,327	3,490,124
Share based payments	25,297	—
Loans written back to the profit and loss account	(2,195,237)	—
Net cash flow from operating activities	2,322,979	743,514

30

b. Analysis of cash flows for headings netted in the cash flow:	2007	2006
	£	£

Returns on investments and servicing of finance
Interest receivable	33,857	1,322
Interest payable	(1,446,742)	(75,249)
Net cash outflow from returns on investments and servicing of finance	(1,412,885)	(73,927)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(6,941)	(6,154)
Additions to intangibles	(5,774,265)	(2,698,951)
Net cash outflow from capital expenditure and financial investment	(5,781,206)	(2,705,105)

Financing
New loans	4,871,161	4,828,202
Repayment of borrowings	(692,207)	(2,126,155)
Net cash inflow from financing	4,178,954	2,702,047

c.          Reconciliation of movement in net debt:

	At		Other non	At 31
	1 April		cash	March
	2006	Cash flow	changes	2007
	£	£	£	£

Cash at bank and in hand	696,906	(692,158)	—	4,748
Total	696,906	(692,158)	—	4,748
Debt due in less than one year	(2,091,574)	(2,936,049)	1,037,828	(3,989,795)
Debt due in more than one year	(7,278,333)	(1,242,905)	2,222,653	(6,298,585)
Net debt	(8,673,001)	(4,871,112)	3,260,481	(10,283,632)

d.         Major non-cash transactions:

The following major non-cash transactions took place during the year to 31st March 2007:

Financing:	£
• Loans converted to share capital	1,250,000
• Shares given as consideration for Seven Arts Pictures Inc taking over the liability of the Apollo Media loan	912,715
• Loans written back as no longer payable	1,282,522

31

26.       Related party transactions

Upon acquisition of control of the Company by Seven Arts Pictures Inc in September 2004, Seven Arts Pictures plc entered into an agreement with Seven Arts Pictures Inc under which Seven Arts Pictures Inc provided the services of Peter Hoffman for the amount of his contracted salary and the Los Angeles office and staff of Seven Arts Pictures Inc to the company for the direct costs thereof.

Pursuant to an intercompany agreement, Seven Arts Pictures Inc also, from time to time, holds ownership of limited liability corporations in the United States, with all distribution rights and profits thereof being due to Seven Arts Filmed Entertainment Limited. In addition, they also provide other services for Seven Arts Pictures plc and Seven Arts Filmed Entertainment Limited at no fee other than Mr. Hoffman’s salary and the direct third party costs of SAP’s Los Angeles office, all of which are reflected in financial statements of Seven Arts Filmed Entertainment Limited. These other services are any reasonable requests of the management of the Company including accounting services, audits of distribution statements, collection of accounts receivable, supervision of production of motion pictures and similar day-to-day aspects of the company’s business. Seven Arts Pictures Inc has, from time to time, made non-interest bearing advances to the Company and its subsidiary, when the Company has not been able to collect amounts due from third party debtors in time to meet payments required to creditors. Any such advances that have been made by Seven Arts Pictures Inc have been made solely for working capital purposes.

A loan of £4,424,651 was taken out by Seven Arts Filmed Entertainment Limited during the year ended 31 March 2006 from Seven Arts Future Flow I LLC, a Delaware Limited Liability Corporation that is owned by Seven Arts Pictures Inc., the parent undertaking of Seven Arts Pictures plc. The rate of interest that applies to this loan is 15% and the amount of interest payable in respect of the year was £634,752 (2006: £96,267). The balance that was due at the year end was the original loan principal of £4,231,671 (2006: £4,424,651) plus interest of £158,688 (2006: £89,891).

Seven Arts Pictures Inc has taken over the liability of a loan from Apollo Media to Seven Arts Filmed Entertainment Limited for $2,500,000 by the pledge of 3,500,000 new shares issued to them by Seven Arts Pictures plc. Seven Arts Pictures Inc further has guaranteed that any shares in excess of 2,000,000 needed by Apollo Media to settle their debt at the point of sale of the shares will be met by Seven Arts Pictures Inc. The remaining balance of shares will be sold and the proceeds remitted back to Seven Arts Pictures plc.

8,100,000 shares in Seven Arts Pictures plc owned by Seven Arts Pictures Inc have been used as security for the Cheyne loan (see note 15)

27.       Contingent liabilities

Seven Arts Pictures plc and Seven Arts Pictures Inc. are currently jointly in litigation with Fireworks Entertainment Inc. and CanWest Entertainment Inc., both companies registered in the United States of America, regarding the group’s title to certain pictures acquired from these entities.

The legal costs have been charged to administration expenses as incurred and no provision has been made for any ongoing services. Should the group not be successful in retaining it’s title to the picture library, the group could also be required to compensate the defendants for their costs. No provision has been made of this, as the cost of this is unknown at this time.

The Company, its subsidiary Seven Arts Filmed Entertainment Limited and Seven Arts Pictures Inc were the subject of an arbitration award of approximately $600,000 against them for legal fees relating to a dispute regarding a participation in the motion picture entitled 9 ½ Weeks II, even though the arbitration found no additional sums due to the complaining party, and potential loss of further distribution rights in this motion picture. The Federal District Court enforced this arbitration award and the Company is appealing that decision. The Company believes it has several meritorious defences to any enforcement of this award.

32

28.       Control

As of 15th August 2007, the previous parent company, Seven Arts Pictures Inc., a company incorporated in the United States of America now only controls 47.6% (see note 29 for further details).

29.       Post balance sheet events

On 25th May 2007, the entire issued share capital of 21,684,000 ordinary shares of £0.05 each was admitted to trading on PLUS.

On 28th June 2007, the company completed a private placing with Unique Fidelity Engineering Limited of 170,000 ordinary shares of 5p each at a price of 30p per share raising £51,000. The money raised was used for working capital. Following the placing, the company had 21,854,000 ordinary shares of £0.05p each in issue.

On 15th August 2007, the Company placed 2,500,000 ordinary shares in the company with Unique Fidelity Engineering Limited. The consideration for this subscription will be the issue of 300,000 shares in US Dry Cleaning Corporation (“USDC”), a US public company, which has recently carried out an IPO at US$2.50 per share. It is anticipated that the securities of USDC will be admitted to trading on OTC Bulletin Board on 31st August 2007.

Post year-end, the company has secured £1 million of debt financing (the “Loan”) from 120 dB Film Finance LLC for Knife Edge. As part of this financing package Blue Rider Entertainment, Inc (“Blue Rider”) has guaranteed certain distribution income up to £121,000 to 120dB Film Finance LLC. The company has agreed to repay that guarantee to Blue Rider, if it is called, in 14 months and in any event to pay them some legal fees of £21,153 in 30 days. In the event that these liabilities are not repaid on maturity, Blue Rider has been granted an option over sufficient ordinary shares in Seven Arts (up to a maximum of 1,000,000 shares), at the market price at the point at which the loan falls due, to cover the appropriate portion of the outstanding debt. If the liabilities are discharged in full, as is the company’s intention, then the option will lapse.

The company retained The Watley Group LLC, an independent financial consulting and corporate finance advisory firm, to carry out a valuation on US Dry Cleaning Corporation. The Watley Group LLC estimates that the value of the shares of common stock of USDC is in a range between $2.50 and $3.25 per share. US Dry Cleaning Corporation is a consolidator of dry cleaning businesses in the United States where, according to its website, there are an estimated 27,000 dry cleaners in a market estimated at between US$8 — 10 billion per year.

It is intended that Seven Arts Pictures plc will dispose of its investment in US Dry Cleaning Corporation for cash in the very near future, as part of the financing strategy of the company referred to on admission to PLUS. The proceeds will be used for general working capital purposes, and the company’s ongoing investment in new projects. Shareholders will be updated as appropriate. Following this share issue, Seven Arts Pictures Inc’s investment in Seven Arts Pictures plc has been diluted down to 47.6% of the issued ordinary share capital.

33

Seven Arts Pictures plc

Report and Financial Statements

31 March 2006

Company Registration No. 4276617

SEVEN ARTS PICTURES PLC

Report and financial statements for the year ended 31 March 2006

Contents

Directors, officers and advisers

Chairman’s statement

Directors’ report

Corporate governance

Statement of directors’ responsibilities

Independent auditors’ report

Consolidated profit and loss account

Consolidated statement of total recognised gains and losses

Balance sheets

Consolidated cash flow statement

Accounting policies

Notes to the financial statements

SEVEN ARTS PICTURES PLC

Directors, officers and advisers

Directors

Peter Hoffman	Chairman
Kenneth Bone	Finance Director
Rufus Pearl	Non-Executive Director

Secretary

John Bottomley

Registered office

30 Farringdon Street

London

EC4A 4HJ

Nominated advisor and brokers

Insinger de Beaufort

131 Finsbury Pavement

London

EC2A 1NT

Registrars

Share Registrars Limited

Craven House

West Street

Farnham

Surrey

GU9 7EN

Auditors

MRI Moores Rowland LLP

3 Sheldon Square

London

W2 6PS

1

SEVEN ARTS PICTURES PLC

Chairman’s statement

I am pleased to report that Seven Arts Pictures plc and its operating subsidiary (Seven Arts Filmed Entertainment Limited) have substantially increased gross revenues from £2,175,440 to £9,015,480 for the year ended 31 March 2006. In addition, the result before taxation and amortisation has substantially increased from a loss of £3,065,173 to a profit of £2,940,602 for the year ended 31 March 2006. The prior year saw a substantial loss reported, which reflected a provision of £800,000 against the company’s investment in Armadillo plc, impairment of goodwill and intangible film assets of £5,156,547, a loss on disposal of shares held in Armadillo plc and Langley Park Investments plc of £3,195,635 and an operating loss made by the former subsidiary undertakings of £61,509. For year ended 31 March 2006 the group has reported a profit before amortisation and tax of £2,743,180 and earnings of 3.66p per share.

The group has completed the production of “Noise”, starring Tim Robbins and William Hurt, and “Deal”, starring Burt Reynolds and Shannon Elisabeth, and has also acquired several completed films for distribution including “Drunkboat” (John Malkovich), “Firecracker”, “Mirror Wars”, and “Silent Partner”. The revenue from these films, as well as continuing revenue on the Company’s library of over 20 motion pictures, will be realized in the year ended 31 March 2007. Furthermore, the group expects to acquire all distribution rights to “Knife Edge” and “Nine Miles Down” which are currently in production and are due to be delivered on or shortly after 31 March 2007. The group is also in the process of acquiring several more completed motion pictures for distribution, to be delivered in the year ended 31 March 2007. The directors believe that gross revenues and earnings in the current year will reflect the group’s continued increase in activities.

The group has entered into important production and distribution agreements with Paul Verhoeven, Alan Marshall and Thomas Hedman for Mr. Verhoeven’s next production which he will also direct, currently titled “The Winter Queen”, at an estimated cost of approximately $30,000,000. The group has also entered into an agreement with Milla Jovovich for the principal female role and the picture is expected to start principal photography in April 2007. In addition, the group has entered into a two picture production agreement with Warren Zide, the producer of the “American Pie” and “Final Destination” series, for new motion pictures titled “Pool Boy” (in the “American Pie” teen comedy genre) and “Autopsy” (in the “Final Destination” teen horror genre), both of which are expected to commence principal photography before 31 December 2006.

The group expects to shortly enter into an increased credit facility with certain institutional investors to support its increased production and distribution activities. I look forward to a very positive audience reaction to Noise and Deal in the year ended 31 March 2007, which will further establish the group’s reputation as one of only a few reliable and experienced producers of independently produced theatrical motion pictures.

Peter Hoffman

Chairman

2

SEVEN ARTS PICTURES PLC

Directors’ report

The directors submit their report and the financial statements of Seven Arts Pictures plc for the year ended 31 March 2006.

Principal activities

The principal activity of the company during the year was to act as a holding company for its subsidiary company that is engaged in the production and licensing of motion pictures in the United Kingdom and overseas.

Review of business and future developments

The chairman’s statement provides details on the performance during the year and future prospects of the group and should be read as part of this report.

The directors consider turnover and the gross profit margin to be the key performance indicators of the group and, as discussed in the chairman’s statement, both of these key performance indicators have shown considerable increases in the current year.

The group’s operations expose it to a variety of financial risks that include the effects of changes in foreign currency risk, interest rate risk and liquidity risk.

The group has in place a risk management programme that seeks to limit the possible adverse effects on the financial performance of the group by monitoring levels of cash and performing a thorough appraisal of any debt and new finance opportunities before they are entered into.

Given the size of the group, the directors have not delegated the responsibility of monitoring financial risk management to a sub-committee of the board. The group’s finance department implements the policies set by the board of directors.

Further details of the risks faced by the group are given in note 18 to the accounts.

Results and dividends

The consolidated profit and loss account for the year is set out on page 8. The directors do not recommend payment of a dividend.

Directors

The following directors have held office since 1 April 2005:

Kenneth Bone

Rufus Pearl

Peter Hoffman

In accordance with the company’s Articles of Association, Kenneth Bone retires by rotation and, being eligible, offers himself for re-election.

3

Directors’ interests in shares

Directors’ interests in the shares of the company, including family interests, were as follows:

	Ordinary Shares of £0.50 each 31.3.2006	Ordinary Shares of £0.05 each 31.03.2005

Kenneth Bone	2,000	2,000
Rufus Pearl	2,000	2,000
Peter Hoffman	9,600,000	9,600,000

There have been no changes to the above since the year end.

The directors have no rights to subscribe for shares in Seven Arts Pictures plc or any company within the group.

Peter Hoffman’s shareholding is held via Seven Arts Pictures Inc., a company in which he is the major shareholder.

Substantial shareholdings

As at 8 September 2006 the directors had been notified that the following had an interest amounting to 3% or more of the issued voting share capital of the company:

	Ordinary Shares of £0.50 each as at 8 September 2006	Percentage of issued shares as at 8 September 2006

Seven Arts Pictures Inc.	9,600,000	73%
Julie Wing	1,280,000	10%
Jubilee Investment Trust plc	900,000	7%

Fixed assets

The movements in fixed assets during the period are set out in notes 10-12 to the financial statements.

Payment policy

The group does not follow a standard code for dealing specifically with the payment of creditors. Payment terms are negotiated with creditors and payments generally made within these agreed terms. Trade creditor days for the group as at 31 March 2006 were 35 days (2005: 20 days).

By order of the Board

John Bottomley

Secretary

4

SEVEN ARTS PICTURES PLC

Corporate governance

Compliance with the Combined Code

Under the rules of the Alternative Investment Market (AIM) the company is not required to comply with the Combined Code. However, the company has taken steps to comply with the Combined Code in so far as it can be applied practically, given the size of the company and the nature of its operations.

During the year under review the board of directors has complied with the provisions set out in Section 1 of the Combined Code as annexed to the Listing Rules of the London Stock Exchange with the exception of the following items:

•                  Non-executive directors are not appointed for specific terms although they are subject to re-election to the board under the terms of the company’s Articles of Association.

•                  There is no formal schedule of matters specifically reserved for decision by the board.

The group has adopted the transitional approach to the internal control element of the Combined Code as set out in the letter from the London Stock Exchange to listed companies in September 1999. Throughout the period the group has operated within the spirit of the code for a group of its size.

The directors consider that the group is not sufficiently large to warrant the need for certain requirements of the Combined Code, and therefore the following additional exceptions arise: the company has not created a separate nominations committee; an internal audit function has not been established; and there is no formal programme of training for the executive directors.

Board of directors

The board of directors, comprising two executive directors and one non-executive director, meets on a quarterly basis throughout the year. The following committees deal with the important aspects of the group’s affairs and provide independent, objective advice.

Audit committee

The board’s policy is for the non-executive director to meet with the company’s auditors once a year separately from the executive directors. The purpose of the committee is to ensure the preservation of good financial practices throughout the group; to monitor that controls are in force to ensure the integrity of financial information; to review the annual financial statements; and to provide, by way of planned meetings, a line of communication between the board and the external auditors.

Remuneration committee

The non-executive director is responsible for the executive directors’ remuneration, other benefits and terms of employment, including performance related bonuses and share options.

Internal control

The board is ultimately responsible for the group’s system of internal control and for reviewing its effectiveness, which is reviewed annually by the directors.

The Combined Code introduced a requirement that the directors review the effectiveness of the group’s system of internal controls. Following the publication in September 1999 of Internal Control: Guidance for Directors on the Combined Code (‘The Turnbull Report’) this requirement has been extended to cover all controls including financial, operational, compliance and risk management.

The group has adopted the transitional approach and has ensured that procedures were in place at the year end for implementing these controls.

A comprehensive budgetary process is completed once a year and is reviewed and approved by the board. The group’s results as compared to the budget and prior period are reported to the board on a monthly basis. Revenue is re-forecast on a monthly basis.

5

SEVEN ARTS PICTURES PLC

Statement of directors’ responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

a.                                      select suitable accounting policies and then apply them consistently;

b.                                     make judgements and estimates that are reasonable and prudent;

c.                                      state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

d.                                     prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the requirements of the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are also responsible for the maintenance and integrity of the Seven Arts website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Seven Arts Pictures plc accepts no responsibility for any information on other websites that may be accessed from the Seven Arts website by hyperlinks.

Statement of disclosure to auditor

a.                                      so far as the directors are aware, there is no relevant audit information of which the company’s auditors are unaware, and;

b.                                     they have taken all the steps that they ought to have taken as the directors in order to make themselves aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

Disclaimer: Except where you are a shareholder, this material is provided for information purposes only and is not, in particular, intended to confer any legal rights on you.

These financial statements do not constitute an invitation to invest in the company’s shares. Any decision you make to rely on this information is solely your responsibility.

The information is given as of the dates specified, is not updated, and any forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the group. They are not historical facts, nor are they guarantees of future performance.

6

SEVEN ARTS PICTURES PLC

Independent auditors’ report to the members of Seven Arts Pictures plc

We have audited the consolidated financial statements of Seven Arts Pictures plc on pages 8 to 31 for the year ended 31 March 2006. These financial statements have been prepared under the historical cost convention and the accounting policies set out therein.

This report is made solely to the company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of the directors and auditors

As described in the statement of directors’ responsibilities on page 6 the company’s directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice). Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions with the company are not disclosed.

We read the directors’ report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Going concern

In forming our opinion, we have considered the adequacy of the disclosures made in the accounting policies of the financial statements concerning the uncertainty as to the continuing availability of the financial support provided by the majority shareholder. In view of the significance of this uncertainty we consider that it should be drawn to your attention but our opinion is not qualified in this respect.

Opinion

In our opinion

•                  the consolidated financial statements give a true and fair view in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the affairs of the company and of the group as at 31 March 2006 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985; and

•                  the information given in the directors’ report is consistent with the consolidated financial statements.

MRI Moores Rowland LLP

Chartered Accountants

Registered Auditor

3 Sheldon Square

London W2 6PS

Note: The maintenance and integrity of the Seven Arts website is the responsibility of the directors; the work carried out by the auditors does not involve any consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website.

7

SEVEN ARTS PICTURES PLC

Consolidated profit and loss account for the year ended 31 March 2006

	Note		2006		2005
					as restated
		£	£	£	£

Turnover	2
Continuing operations		9,015,480		2,175,440
Discontinued activities		—		100,430
			9,015,480		2,275,870
Cost of sales
Continuing operations:
- Cost of sales		(5,011,576)		(199,200)
- Amortisation of intangible assets		(1,964,647)		(5,156,547)
Discontinued activities		—		(75,827)
			(6,976,223)		(5,431,574)

Gross profit/(loss)			2,039,257		(3,155,704)

Other operating expenses	3
Continuing operations		(989,375)		(1,801,641)
Discontinued activities		—		(86,112)
			(989,375)		(1,887,753)
Operating profit/(loss)
Continuing operations		1,049,882		(4,981,948)
Discontinued activities		—		(61,509)
			1,049,882		(5,043,457)

Profit on disposal of subsidiaries	13		—		109,541
Loss on sale of investments	5		—		(3,195,635)
Net interest payable	4		(73,927)		(92,169)

Profit/(loss) on ordinary activities before taxation	5		975,955		(8,221,720)

Taxation	8		(355,842)		681,586

Retained profit/(loss) for the year	22		620,113		(7,540,134)

Earnings/(loss) per share in pence	9		4.70		(84.11)
Diluted earnings/(loss) per share in pence	9		1.67		(84.11)

Continuing operations
Earnings/(loss) per share in pence	9		4.70		(84.64)
Diluted earnings/(loss) per share in pence	9		1.67		(84.64)

Discontinued activities
Earnings per share in pence	9		—		0.54
Diluted earnings per share in pence	9		—		0.23

8

SEVEN ARTS PICTURES PLC

Consolidated statement of total recognised gains and losses for the year ended 31 March 2006

	2006	2005
		as restated
	£	£

Profit/(loss) for the year	620,113	(7,540,134)

Exchange differences on translation of foreign operations	34,958	(230,249)

Total recognised gains and losses relating to the year	655,071	(7,770,383)

Prior year adjustment	(3,103,084)	—

Total gains and losses recognised since last financial statements	(2,448,013)	(7,770,383)

9

SEVEN ARTS PICTURES PLC

Balance sheets As at 31 March 2006

			Group		Company
	Notes	2006	2005	2006	2005
			as restated		as restated
		£	£	£	£

Fixed assets
Intangible assets	10	7,952,513	6,626,115	—	—
Tangible assets	11	17,076	15,584	—	—
Investments	12	800,000	800,000	5,600,000	5,600,000

		8,769,589	7,441,699	5,600,000	5,600,000

Current assets
Debtors: amounts falling due within one year	14	7,772,527	1,827,017	5,934	7,756
Debtors: amounts falling due after more than one year	14	581,591	244,938	688,385	812,105
Cash at bank and in hand		696,906	30,377	43,816	27,731

		9,051,024	2,102,332	738,135	847,592

Creditors: amounts falling due within one year	15	(7,198,430)	(4,606,099)	(65,927)	(31,595)

Net current assets/(liabilities)		1,852,594	(2,503,767)	672,208	815,997

Total assets less current liabilities		10,622,183	4,937,932	6,272,208	6,415,997

Creditors: amounts falling due after more than one year	16	(7,278,333)	(2,249,153)	—	—

Total assets less current liabilities		3,343,850	2,688,779	6,272,208	6,415,997

Capital and reserves
Called up share capital	19	9,592,000	9,592,000	9,592,000	9,592,000
Share premium account	20	65,818	65,818	65,818	65,818
Convertible debt	21	3,000,000	3,000,000	3,000,000	3,000,000
Profit and loss account	22	(9,313,968)	(9,969,039)	(6,385,610)	(6,241,821)

Shareholders’ funds/(debt)	23	3,343,850	2,688,779	6,272,208	6,415,997

Equity		(2,656,150)	(3,311,221)	272,208	415,997
Non-equity		6,000,000	6,000,000	6,000,000	6,000,000

		3,343,850	2,688,779	6,272,208	6,415,997

These financial statements were approved by the board on 15 September 2006.

Peter Hoffman

Director

10

SEVEN ARTS PICTURES PLC

Consolidated cash flow statement for the year ended 31 March 2006

	Notes	2006	2005
			as restated
		£	£

Cash flow from operating activities	24a	743,514	1,502,788

Returns on investments and servicing of finance	24b	(73,927)	(92,169)

Capital expenditure and financial investment	24b	(2,705,105)	(1,342,307)

Acquisitions and disposals	24b	—	1,722,734

Cash (outflow)/inflow before financing		(2,035,518)	1,791,046

Financing	24b	2,702,047	(1,752,180)

Increase in cash in the year		666,529	38,866

Reconciliation of net cash flow to movement in net debt

		2006	2005
			as restated
		£	£

Increase in cash in the year		666,529	38,866

New loan funding		(4,828,202)	—

Loan repayments		2,126,155	(1,522,310)

Non-cash changes	24e	(279,241)	(7,590,599)

Movement in net debt in year		(2,314,759)	(9,074,043)

Net debt at 1 April	24c	(9,358,242)	(284,199)

Net debt at 31 March	24c	(11,673,001)	(9,358,242)

11

SEVEN ARTS PICTURES PLC

Accounting policies for the year ended 31 March 2006

Basis of accounting

The financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards in the United Kingdom, and on the going concern basis. Due to the financial position of this company, the validity of this basis is conditional upon the continued support of the company’s majority shareholder.

The directors of the company have received assurances from the majority shareholder that it will continue to support the company and its subsidiary undertaking to enable them to meet their liabilities as they fall due for at least the next twelve months from the date of approval of these accounts. The majority shareholder is however not bound by these assurances.

Should the company be unable to continue trading as a result of the withdrawal of support of the majority shareholder, adjustments would have to be made to reduce the value of assets to their recoverable amount, to provide for any further liabilities which might arise, and to reclassify fixed assets and long term liabilities as current assets and liabilities.

Basis of consolidation

The group financial statements consolidate the financial statements of Seven Arts Pictures plc and its subsidiary undertakings. The results of subsidiaries acquired and sold are included in the profit and loss account from or up to the date control passes on the acquisition basis. Intra group sales and profits are eliminated on consolidation.

No company profit and loss account is presented in accordance with the exemptions provided by S230 of the Companies Act 1985. Of the consolidated profit and loss for the year attributable to the shareholders of Seven Arts Pictures plc, a loss of £143,789 (2005: £4,354,133) has been included within the financial statements of the company.

Turnover

Turnover represents the invoiced value, net of Value Added Tax, of goods sold and services provided to customers.

Licence fee revenue is recognised as and when the film in question is delivered to the respective territories. However, where an advance is paid upon the signing of an agreement, and this is non-refundable, it is recognised upon the signing of the agreement.

Revenue that equates to a share of gross receipts of films is recognised as income as and when the group is notified of the amounts that are due to them.

Goodwill

Purchased goodwill is capitalised in the year in which it arises.

In the opinion of the directors, the useful economic life of the purchase goodwill, which relates to a film library that was purchased, exceeds 20 years and cannot be specifically defined to be a set length of time. This is based on experience of how film revenues are earned and the knowledge that films often continue to earn revenue for a period of time that far exceeds 20 years. Therefore, goodwill is not amortised and is, instead, subject to an annual impairment review.

This accounting policy represents a departure from the requirements of Companies Act 1985, which requires goodwill to be amortised over a finite period, but the directors believe this departure is justified as being required for the over-riding purpose of providing a true and fair view.

Intangible film assets

Films produced for exploitation or distribution are stated in the balance sheet at cost less amortisation and impairment to date. Amortisation is charged to write down the cost of such assets over their useful lives.

12

Tangible fixed assets

Tangible fixed assets are stated at historical cost.

Depreciation is provided on all tangible fixed assets at rates calculated to write each asset down to its estimated residual value evenly over its expected useful life, as follows:-

Fixtures, fittings and equipment                                                                                        - straight line over 4 years

Fixed asset investments

Fixed asset investments are stated at cost, less provision for diminution in value.

Deferred taxation

Deferred tax is provided in respect of the tax effect of all timing differences that have originated but not reversed at the balance sheet date.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Foreign currency translation

Monetary assets and liabilities of the company that are denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to the profit and loss account.

The subsidiary undertaking’s functional currency is primarily the US dollar and therefore it chooses to maintain all its accounting records in the US dollar. However, since the reporting currency of the group is sterling, the subsidiary undertaking’s financial statements have been translated into sterling. The closing rate method has been used to translate the subsidiary undertaking’s financial statements. This results in any non-monetary assets and liabilities being recorded at their historical cost expressed in sterling, whilst monetary assets and liabilities are stated at the closing exchange rate. All profit and loss items have been translated into sterling using the weighted average exchange rates. Differences on translation are taken directly to reserves.

Where the subsidiary undertaking has undertaken transactions in a currency other than the US dollar, these have been recorded in the accounting records at the rate ruling at the date of the transaction. All such differences on translation are taken to the profit and loss account.

Interest capitalised

Directly attributable interest is capitalised as part of intangible fixed assets and is based on interest charged as a result of obtaining bank and other borrowings to finance these assets.

Financial instruments

When appropriate, the group uses financial instruments to manage exposure to fluctuations in interest rates.

Financial assets are recognised in the balance sheet at the lower of cost and net realisable value. Provision is made for diminution in value when appropriate. Interest receivable is accrued and credited to the profit and loss account in the period to which it relates.

Financial liabilities that represent bank and other production loans are, upon issue, recognised in the balance sheet at the amount of net proceeds. The finance costs of the debt are charged to the profit and loss account at a constant rate on the carrying amount.

13

Prior year adjustment

A prior year adjustment has been found necessary in respect of the period ended 31 March 2005 to correct the following fundamental errors that existed:

1. The cost of intangible assets of £1,723,774 that were classified within goodwill that should have been classified within intangible film assets.

2. An impairment of goodwill by £1,485,893 that came to light as a result of a valuation of the film library that was completed after the period ended 31 March 2005 accounts were approved.

3. Further amortisation of intangible film assets by £2,595,347.

4. The reversal of the corporation tax liability of £296,570 that had been provided for in respect of the period ended 31 March 2005.

5. The recognition of a deferred tax asset of £681,586 in respect of the taxable losses that were carried forward at 31 March 2005 since the directors consider it likely that these tax losses will be used in future years.

In addition, a prior year adjustment has been found to be necessary due to Financial Reporting Standard 25 coming into effect in respect of year ended 31 March 2006 and restatement of the comparatives being required. The effect of the change in accounting policy that Financial Reporting Standard 25 has implemented is that £3,000,000 of convertible debt that was previously classified as a financial liability has now been classified as an equity instrument. This has resulted in shareholders’ funds at 31 March 2005 increasing by £3,000,000.

14

SEVEN ARTS PICTURES PLC

Notes to the financial statements for the year ended 31 March 2006

1.                 Basis of preparation

These financial statements have been prepared on the going concern basis.

2.                 Turnover and loss on ordinary activities before taxation

Sales were made within the following geographical markets:

	2006	2005
		as restated
	£	£
Continuing operations:

Europe	3,467,341	757,041
North America	1,821,061	546,122
South America	321,364	70,121
Africa and Middle East	299,197	27,476
Asia	1,606,819	774,680
Australia	1,499,698	—

	9,015,480	2,175,440
Discontinued activities:

United Kingdom	—	100,430

Total turnover	9,015,480	2,275,870

All of the turnover and profit/(loss) on ordinary activities from continuing operations has arisen from film exploitation and distribution.

All of the turnover and loss on ordinary activities from discontinued activities has arisen from the sale of high quality costume jewellery.

All of the net assets of the group are based in the United States of America.

3.                 Other operating expenses (net)

	2006	2005
		as restated
	£	£

Administration expenses	989,375	1,887,753

As further explained in note 5, administration expenses (continuing) includes a provision of £nil (2005: £800,000) made against the group’s investment in Armadillo Investments plc.

15

4.                 Net interest payable

	2006	2005
		as restated
	£	£

Loan interest payable	75,249	92,759
Bank interest receivable	(1,322)	(590)

Net interest payable	73,927	92,169

5.                 Profit/(loss) on ordinary activities before taxation

	2006	2005
		as restated
	£	£
Profit/(loss) on ordinary activities before taxation is stated after charging:

Depreciation of tangible fixed assets	6,054	5,235
Amortisation of intangible fixed assets	1,964,647	5,156,547
Profit on disposal of subsidiary undertakings	—	109,541
Provision for diminution in value of unlisted investments	—	800,000
Finance costs incurred on bank and other production loans	73,927	92,696
Auditors’ remuneration for audit services	45,000	20,000
Auditors’ remuneration for non-audit services	5,000	16,250
(Profit)/loss on foreign exchange transactions	(71,843)	58,130

The exceptional item recognised in year ended 31 March 2005 in respect of loss on sale of investments comprises £703,665 on the sale of half of the group’s holding in Armadillo Investments plc and £2,491,970 in respect of the disposal of its entire holding in Langley Park Investments plc.

6.                 Employees

	2006	2005
	No.	No.

The average monthly number of persons (including executive directors) employed by the group during the period was:

Office and management	6	8

16

	2006	2005
	£	£
Staff costs for the above persons:

Wages and salaries	246,655	283,278
Social security costs	5,104	1,480

	251,759	284,758

7.                 Directors’ remuneration

	2006	2005
	£	£

Emoluments	162,589	233,192

	162,589	233,192

Emoluments disclosed above include the following amounts paid to the highest paid director:

Emoluments	147,008	221,211

17

8.                 Taxation

	2006	2005
		as restated
	£	£

Current tax charge	—	—
Deferred tax charge/(credit)	355,842	(681,586)

Factors affecting tax charge for the year:

Profit/(loss) on ordinary activities before taxation	975,955	(8,221,720)

Profit/(loss) on ordinary activities before tax multiplied by the standard rate of UK corporation tax of 30% (2005: 30%)	292,787	(2,466,517)

Effects of:
Non deductible expenses	20,664	1,200,574
Depreciation and amortisation	1,816	556,592
Capital allowances	(2,165)	(903)
Tax losses carried forward	43,136	710,254
Tax losses utilised	(355,842)	—
Effect of 0% band	(396)	—

Current tax charge	—	—

The company has losses of approximately £239,000 (2005 - £96,000) to carry forward against future profits.

The company has losses of approximately £3,434,000 (2005: £3,434,000) to carry forward against capital profits.

A deferred tax asset has not been recognised in respect of the timing losses relating to these losses of the company, only those of the subsidiary undertaking, as there is insufficient evidence that the asset will be able to be recovered. The amount of the asset not recognised is approximately £1,102,000 (2005 - £1,059,000). This asset would only be able to be recovered is the company itself were to make sufficient profits

18

9.                 Earnings/(loss) per share

The basic and diluted earnings per share figures are calculated using the following profit/(loss) for the year:

	2006	2005
		as restated
	£	£

Profit/(loss) from continuing operations	620,113	(7,588,166)

Profit from discontinued activities	—	48,032

Group profit/(loss)	620,113	(7,540,134)

The basic earnings/(loss) per ordinary share are calculated based on the weighted average number of shares in issue of 13,184,000 (2005: 8,964,822). The weighted average number of shares in issue is calculated by time-apportioning the shares in issue during the year.

The diluted earnings per ordinary share are calculated based on the weighted average number of shares in issue plus the weighted average number of potential ordinary shares, which amounted to 37,184,000 (2005: 21,194,959):

	2006	2005
		as restated
	No.	No.

Weighted average number of ordinary shares for the purposes of basic earnings per share	13,184,000	8,964,822

Effect of dilutive potential ordinary shares:
- convertible preference shares	12,000,000	6,936,986
- convertible debt	12,000,000	5,293,151

Weighted average number of ordinary shares for the purposes of diluted earnings per share	37,184,000	21,194,959

The convertible preference shares and convertible debt in issue are anti-dilutive where a loss has arisen in the year.

19

10.          Intangible fixed assets

		Film
Group	Goodwill	assets	Total
	£	£	£

Cost
1 April 2005 (as restated)	4,606,001	7,176,661	11,782,662
Exchange differences	411,581	641,290	1,052,871
Additions	—	2,698,951	2,698,951

31 March 2006	5,017,582	10,516,902	15,534,484

Amortisation
1 April 2005 (as restated)	1,850,072	3,306,475	5,156,547
Exchange differences	165,318	295,459	460,777
Charge for the year	—	1,964,647	1,964,647

31 March 2006	2,015,390	5,566,581	7,581,971

Net book value
31 March 2006	3,002,192	4,950,321	7,952,513

31 March 2005 (as restated)	2,755,929	3,870,186	6,626,115

Included within the cost of film assets is an amount of £245,473 (2005 - £293,839) relating to capitalised finance costs incurred as a result of obtaining bank and other production loans (note 15).

20

11.          Tangible fixed assets

Group	Fixtures, fittings and equipment
£
Cost
1 April 2005	20,818
Exchange differences	1,860
Additions	6,154

31 March 2005	28,832

Depreciation
1 April 2005	5,234
Exchange differences	468
Charge for the year	6,054

31 March 2006	11,756

Net book value
31 March 2006	17,076

31 March 2005	15,584

12.          Fixed assets investments

Group	Unlisted investments
£

Cost
At 1 April 2005 and 31 March 2006	1,600,000

Provision for diminution in value
At 1 April 2005 and 31 March 2006	(800,000)

Net book value
31 March 2006	800,000

31 March 2005	800,000

21

Company	Shares in subsidiary undertaking	Unlisted investments	Total
	£	£	£

Cost
At 1 April 2005 and 31 March 2006	4,800,000	1,600,000	6,400,000

Provision for diminution in value
At 1 April 2005 and 31 March 2006	—	(800,000)	(800,000)

Net book value
31 March 2006	4,800,000	800,000	5,600,000

31 March 2005	4,800,000	800,000	5,600,000

The company’s principal subsidiary undertakings, all of which have been consolidated within these financial statements from the date of their acquisition, are as follows:

		Interest in ordinary
		share capital at
Name of undertaking	Principal activity and date of acquisition	31 March 2006

Seven Arts Filmed Entertainment Limited	Production and licensing of motion pictures	100%

Purchase of subsidiaries

During the prior year, on 2 September 2004, the company acquired the entire issued share capital of Seven Arts Filmed Entertainment Limited. An analysis of this acquisition is provided below:

	Book value	Fair value adjustments	Fair value
	£	£	£

Net book value of fixed assets	26,280	(5,462)	20,818
Intangibles (as restated)	9,728,912	(3,375,149)	6,353,763
Debtors	1,230,369	530,581	1,760,950
Creditors	(7,403,575)	(537,957)	(7,941,532)

Net assets acquired	3,581,986	(3,387,987)	193,999
Goodwill (as restated)			4,606,001

			4,800,000
Satisfied by:
Issue of new ordinary shares			4,800,000

22

13.          Disposal of subsidiary undertakings

During the prior year, on 2 September 2004, the group discontinued its costume jewellery selling operation at the time of the disposal of its subsidiaries, Cabouchon International Limited, The Cabouchon Collection plc and The Costume Jewellery Co. Limited.

The profit on disposal of the subsidiary companies has been calculated as follows:

Cabouchon International Limited

£

Cash proceeds	—

Net assets disposed of:
Fixed asset investments	20,771
Stock	10,000
Cash	166
Creditors	(1,047,259)

(1,016,322)
Add: inter company balance eliminated on disposal	905,918

Profit on disposal	(110,404)

The Cabouchon Collection plc

The company had no assets on the date of disposal or as at 31 March 2004.

The Costume Jewellery Co. Limited

£

Net assets disposed of:
Cash	874
Creditors	(24,697)

(23,823)
Add: inter company balance eliminated on disposal	24,686

Loss on disposal	863

23

14.          Debtors

Amounts falling due within one year:	Group 2006	Group 2005	Company 2006	Company 2005
		as restated
	£	£	£	£

Trade debtors	6,831,278	1,137,675	—	—
Other debtors	261,325	5,673	3,851	5,673
Prepayments and accrued income	354,180	2,083	2,083	2,083
Deferred tax asset (see note 17)	325,744	681,586	—	—

	7,772,527	1,827,017	5,934	7,756

Amounts falling due after more than one year:	Group 2006	Group 2005	Company 2006	Company 2005
	£	as restated £	£	£

Amounts due from parent undertaking	581,591	244,938	—	—
Amounts due from subsidiary undertakings	—	—	688,385	812,105

	581,591	244,938	688,385	812,105

15.          Creditors: amounts falling due within one year

	Group 2006	Group 2005	Company 2006	Company 2005
	£	as restated £	£	£

Bank and other production loans	2,091,574	4,139,466	—	—
Trade creditors	4,818,096	377,333	35,649	18,295
Other taxation and social security	1,721	—	1,721	—
Other creditors	1,657	—	1,657	—
Accruals and deferred income	285,382	89,300	26,900	13,300

	7,198,430	4,606,099	65,927	31,595

Bank and other production loans are secured on certain rights pertaining to the assets to which the loans relate. Seven Arts Filmed Entertainment Limited and Seven Arts Future Flows I LLC, a related party, have granted to Arrowhead Target Fund Limited, the lender of a production loan, all rights, title and interest in all copyrights owned or hereafter created or acquired.

24

16.          Creditors: amounts falling due after more than one year

	Group 2006	Group 2005	Company 2006	Company 2005
	£	as restated £	£	as restated £

Bank and other production loans	7,278,333	2,249,153	—	—

Loan maturity analysis

In more than 2 years, but not more than 5 years	7,278,333	2,249,153	—	—

17.          Deferred tax asset

The deferred tax asset (included in debtors, note 14) is made up as follows:

	Group 2006	Group 2005
	£	as restated £

Tax losses available in Seven Arts Filmed Entertainment Limited	325,744	681,586

18.          Derivatives and other financial instruments

Financial instruments

The group’s financial instruments comprise cash balances, items such as trade debtors and trade creditors that arise directly from its operations and convertible loan notes. Financial instruments such as investments in, and advances to, subsidiary undertakings and short-term debtors and creditors have been excluded from these disclosures.

The main risks arising from the group’s financial instruments are foreign currency risk and interest rate/liquidity risk.

Foreign currency risk

The group receives income from overseas, normally in US Dollars, and also maintains the major part of its cash in US Dollars. The group’s exposure to exchange rate fluctuations is currently low and as therefore there is no policy to hedge against this risk.

Interest rate/liquidity risk

The group currently funds its operations from funds raised from the Alternative Investment Market, as well using as cash retained from its operations and loans that are repayable as and when specific films generate revenue, and as such the directors regard the liquidity risk as low. The convertible loan stock bears no interest.

The total financial liabilities (being bank and other production loans) were £9,369,907 (2005: £6,388,619) and their fair value was the same as the carrying value. These amounts were all designated in US Dollars.

25

The analysis of financial liabilities is, as follows:

	2006	2005
	£	£

Fixed rate	4,514,542	1,994,549
Floating rate	877,505	1,269,070
Interest free	3,977,860	3,125,000

	9,369,907	6,388,619

The fixed rate financial liabilities have fixed interest rates for the entire term of each loan. The weighted average interest rate of these fixed rate liabilities is 15% (2005 – 18%).

The benchmark rate used for determining the interest payments on the floating rate financial liabilities is LIBOR.

19.          Share capital

	2006	2005
	£	£
Authorised

6,000,000 £1 convertible, redeemable preference shares	6,000,000	6,000,000
25,184,000 ordinary shares of £0.5 each	12,592,000	12,592,000

	18,592,000	18,592,000

	2006	2005
	£	£
Allotted, called up and fully paid

3,000,000 £1 convertible, redeemable preference shares	3,000,000	3,000,000
13,184,000 ordinary shares of £0.5 each	6,592,000	6,592,000

At 30 June 2006	9,592,000	9,592,000

On 2 September 2004, a resolution was passed consolidating the ordinary shares to create 1 ordinary share of £0.50 for each 10 ordinary shares of £0.05 previously existing.

On 2 September 2004, a resolution was passed increasing the authorised ordinary share capital from 10,000,000 to 18,000,000 ordinary shares of £0.50 each.

26

On 2 September 2004, the company issued 3,000,000 convertible redeemable preference shares of £1 each. The terms attached to these preference shares are:

•               The holders are not entitled to any dividends;

•               Holders are entitled to a share in the distribution of the assets on winding up in preference to holders of the ordinary shares;

•               Holders are entitled to convert each preference share into ordinary shares on a basis given in the subscription agreement; and

•             Holders may only redeem their shareholding if the company is found to be in default of certain events, as defined in the subscription agreement.

On 22 October 2004, a resolution was passed increasing the authorised ordinary share capital from 18,000,000 to 25,184,000 ordinary shares of £0.50 each and authorising the creation of a further 3,000,000 convertible redeemable preference shares of £1 each.

On 2 September 2004, 9,600,000 ordinary shares of £0.50 each were issued to Seven Arts Pictures Inc. in exchange for its 100% shareholding in Seven Arts Filmed Entertainment Limited.

On 2 September 2004, 200,000 ordinary shares of £0.50 each were issued at nominal value to each of Julie Wing and David Pearl, former directors of the company, as repayment of the loans made by them to the company.

20.          Share premium

	2006	2005
	£	£

At 1 April 2005 and 31 March 2006	65,818	65,818

21.          Convertible debt

Group and company	2006	2005
		as restated
	£	£

At 1 April 2005 and 31 March 2006	3,000,000	3,000,000

On 22 October 2004, the company issued convertible loans of £3,000,000. The terms attached to these convertible loans are:

•                  The holders are not entitled to any interest;

•                  Holders are entitled to a share in the distribution of the assets on winding up in preference to holders of the ordinary shares:

•                  Holders are entitled to convert each unit of debt into ordinary shares on a basis given in the subscription agreement; and

•                  Holders may only redeem their debt if the company is found to be in default of certain events, as defined in the subscription agreement.

27

22.          Profit and loss account

	Group 2006	Company 2006
	£	£

1 April 2005 as previously reported	(6,865,955)	(6,241,821)
Prior year adjustment	(3,103,084)	—

Balance at 1 April 2005 as restated	(9,969,039)	(6,241,821)

Profit/(loss) for the financial year	620,113	(143,789)
Exchange differences on translation of foreign operations	34,958	—

31 March 2006	(9,313,968)	(6,385,610)

23.          Reconciliation of movement in shareholder’s funds

Group	2006	2005
		as restated
	£	£

Profit/(loss) for the year	620,113	(7,540,134)
Nominal value of new share capital subscribed	—	5,000,000
Nominal value of convertible redeemable preference shares issued	—	3,000,000
Nominal value of convertible debt issued	—	3,000,000
Costs written off to the share premium reserve	—	(229,870)
Exchange differences on translation of foreign operations	34,958	(230,249)

Net increase in/(reduction in) shareholders’ funds/(deficit)	655,071	2,999,747
Opening shareholders’ funds/(deficit) (originally funds of £2,791,863 before deducting prior year adjustment of £103,084)	2,688,779	(310,968)

Closing shareholders’ funds	3,343,850	2,688,779

Company	2006	2005
		as restated
	£	£

Loss for the year	(143,789)	(4,354,133)
Nominal value of new share capital subscribed	—	5,000,000
Nominal value of convertible redeemable preference shares issued	—	3,000,000
Nominal value of convertible debt issued	—	3,000,000
Costs written off to the share premium reserve	—	(229,870)

Net (reduction in)/increase in shareholders’ funds	(143,789)	6,415,997
Opening shareholders’ funds	6,415,997	—

Closing shareholders’ funds	6,272,208	6,415,997

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24.          Cash flows

a.                  Reconciliation of operating loss to net cash flow from operating activities:

	2006	2005
		as restated
	£	£

Operating profit/(loss)	1,049,882	(5,043,457)
Depreciation	6,054	8,634
Amortisation	1,964,647	3,306,475
Impairment of goodwill	—	1,850,072
Provision for diminution in value of unlisted investments	—	800,000
Increase in stocks	—	37,509
(Increase)/decrease in debtors	(6,688,005)	396,558
Increase in creditors	4,410,936	146,997

Net cash flow from operating activities	743,514	1,502,788

b.                 Analysis of cash flows for headings netted in the cash flow:

	2006	2005
	£	£

Returns on investments and servicing of finance
Interest receivable	1,322	590
Interest payable	(75,249)	(92,759)

Net cash outflow from returns on investments and servicing of finance	(73,927)	(92,169)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(6,154)	—
Additions to intangibles	(2,698,951)	(2,546,672)
Disposal of current asset investments	—	1,204,365

Net cash inflow from capital expenditure and financial investment	(2,705,105)	(1,342,307)

Acquisitions and disposals
Net cash disposed of with subsidiary undertakings	—	(1,040)
Net assets from acquisition of subsidiary	—	1,723,774

Net cash outflow from acquisitions and disposals	—	1,722,734

Financing
New loans	4,828,202	—
Repayment of borrowings	(2,126,155)	(1,522,310)
Reverse takeover costs written off to share premium account	—	(229,870)

Net cash inflow/(outflow) from financing	2,702,047	(1,752,180)

29

c.                  Reconciliation of movement in net (debt)/funds:

	At		Other non	At 31
	1 April		cash	March
	2005	Cash flow	changes	2006
	£	£	£	£

Cash at bank and in hand	30,377	666,529	—	696,906
Total	30,377	666,529	—	696,906

Debt due in less than one year	(4,139,466)	2,126,155	(78,263)	(2,091,574)
Debt due in more than one year	(5,249,153)	(4,828,202)	(200,978)	(10,278,333)

	(9,358,242)	(2,035,518)	(279,241)	(11,673,001)

d.                 Acquisition of subsidiaries:

For details of the net assets acquired and the make up of consideration paid for the acquisition of subsidiaries please see note 12 to these financial statements. Discontinued activities did not have a material effect on the cash flows of the group in the year ended 31 March 2005.

e.                  Major non-cash transactions:

The following major non-cash transactions took place during the year to 31 March 2005:

Financing:		£

•	Loans converted to share capital	200,000
•	Shares given as consideration for acquisition of subsidiaries	4,800,000
•	Convertible debt issued in consideration of listed investments	3,000,000
•	Convertible redeemable preference shares issued in consideration of unlisted investments	3,000,000

25.          Related party transactions

During the year ended 31 March 2005, Seven Arts Pictures plc issued 3,000,000 convertible redeemable preference shares of £1 each to Armadillo Investments plc, a company in which Rufus Pearl was, at that time, a director, in exchange for an equity interest in the that company.

A loan of £4,514,542 was taken out by Seven Arts Filmed Entertainment Limited during the year from a company, Seven Arts Future Flow I LLC, a Delaware Limited Liability Corporation that is owned by Seven Arts Pictures Inc., the parent undertaking of Seven Arts Pictures plc. The rate of interest that applies to this loan is 15% and the amount of interest payable in respect of the year ended 31 March 2006 is £96,267. The balance that was due at 31 March 2006 was the original loan principal of £4,514,542.

30

26.          Contingent liabilities

Seven Arts Pictures plc and Seven Arts Pictures Inc. are currently jointly in litigation with Fireworks Entertainment Inc. and CanWest Entertainment Inc., both companies registered in the United States of America, regarding the group’s title to certain pictures acquired from these entities.

The legal costs have been charged to administration expenses as incurred and no provision has been made for any ongoing services. Should the group not be successful in retaining it’s title to the picture library, the group could also be required to compensate the defendants for their costs. No provision has been made of this, as the cost of this is unknown at this time.

Two claims have been made against the group in relation to the amount of interest due on loans that the group has taken out for the purposes of funding two of their productions. At present, the directors are unable to quantify the amount of any future settlement that may arise and are of the opinion that these claims are unlikely to be successful.

A further claim has also been made against the company for alleged breach of contract and an arbitration case has been heard that has said that Seven Arts Filmed Entertainment Limited should reimburse legal costs (with interest) incurred by other parties of up to approximately $450,000. The directors are, however, of the opinion that this claim is unlikely to be successful.

27.          Control

The parent company is Seven Arts Pictures Inc., a company incorporated in the United States of America.

The ultimate controlling party is Peter Hoffman by virtue of his majority beneficial shareholding in Seven Arts Pictures Inc.

31

Seven Arts Pictures plc

(Formerly Cabouchon plc)

Report and Financial Statements

31 March 2005

Company Registration No. 4276617

SEVEN ARTS PICTURES PLC (FORMERLY CABOUCHON PLC)

Report and financial statements for the year ended

31 March 2005

Contents

Directors, officers and advisers

Chairman’s statement

Directors’ report

Corporate governance

Statement of directors’ responsibilities

Auditors’ report

Consolidated profit and loss account

Consolidated statement of total recognised gains and losses

Balance sheets

Consolidated cash flow statement

Accounting policies

Notes to the financial statements

SEVEN ARTS PICTURES PLC (FORMERLY CABOUCHON PLC)

Directors, officers and advisers

Directors

Peter Hoffman	Chairman
Kenneth Bone	Finance Director
Rufus Pearl	Non-Executive Director

Secretary

John Bottomley

Registered office

30 Farringdon Street

London

EC4A 4HJ

Nominated advisor and brokers

Insinger de Beaufort

131 Finsbury Pavement

London

EC2A 1NT

Registrars

Share Registrars Limited

Craven House

West Street

Farnham

Surrey

GU9 7EN

Auditors

MRI Moores Rowland LLP

3 Sheldon Square

London

W2 6PS

1

SEVEN ARTS PICTURES PLC (FORMERLY CABOUCHON PLC)

Chairman’s statement

The Board of Seven Arts Pictures plc is pleased to provide to you our first annual audited accounts since the “reverse takeover” of Cabouchon plc in September 2004.  These accounts reflect the business of Seven Arts for the period 30 September 2004 to 31 March 2005 and the results of the discontinued business of Cabouchon from 1 April 2004 to 30 September 2004.  However, the accounts indicate the results for the year that are attributable to the on-going business of the Group and indicate that the Group now has a solid basis from which to grow and to become profitable in future periods. The Group recorded an operating profit of £263,472 on continuing operations before a provision of £800,000 against the company’s investment in Armadillo Investments plc and amortisation of goodwill of £364,179. The group recorded an operating loss of £962,216 for the year (of which £61,509 related to discontinued activities), before suffering a loss on disposal of shares held in Armadillo Investments plc and Langley Park Investments plc of £3,195,635 in total, and recording a profit on the disposal of former subsidiary undertakings of £109,541. As a result, we announce a net loss for the year of £4,437,050 (2004: £615,607) or 46.24p (2004: 1.94p) per share (excluding shares to be used on conversion of the Group’s preferred stock).

The Group has successfully completed its strategy of establishing DVD and video distribution agreements in the United States and six major international territories for its label, Seven Arts Video.  The Group expects Seven Arts Video to release through this distribution system six to eight films in the current financial year ended 31 March 2006 and increasing in later years.  These releases will include Boo, Popstar, Cemetery Gates, Red Riding Hood, Silent Partner and Back in the Day, all completed pictures now being delivered by the Group to its distributors.

The Group has also completed the United States release of its film Asylum and has arranged the domestic and international release of Supercross and Backspin, also completed pictures.  The results of Asylum are disappointing and the Group expects no gross profit contribution on this film for the next two financial years.  The Group has continued the international release of its films I’ll Sleep When I’m Dead and Stander, to reasonable, if modest results.

The Group has several productions now in planning and expects to commence principal photography on The Winter Queen, to be directed by the internationally acclaimed director Paul Verhoeven (Basic Instinct, Total Recall) in 2006 at an expected budget of $27,500,000.  The Group has high hopes for this important picture.  In addition to continuing acquisition of pictures for Seven Arts Video, the Group has arranged for production and acquisition of worldwide rights to Dog Soldiers II, the sequel to the “cult-hit” Dog Soldiers, due to commence production in March, 2006, and to Deal, starring Burt Reynolds, expected to commence production in the current financial year.

The Management is confident that its “video label” distribution strategy will continue to increase the Group’s revenues from film distribution in succeeding years.  The Group is also negotiating a refinancing of its funded debt to both lower its interest rate and to provide additional capital for acquisition of pictures for Seven Arts Video within the current financial year ended 31 March 2006.

Management offers its thanks for the support of its employees and shareholders and looks forward to a successful 2006.

Peter Hoffman

Chairman

2

SEVEN ARTS PICTURES PLC (FORMERLY CABOUCHON PLC)

Directors’ report

The directors submit their report and the financial statements of Seven Arts Pictures plc for the year ended 31 March 2005.

Principal activities

The principal activity of the company during the year was to act as a holding company for its subsidiary company that is engaged in the production and licensing of motion pictures in the United Kingdom and overseas.

Review of business and future developments

The chairman’s statement provides details on the performance during the year and future prospects of the group and should be read as part of this report.

The company changed its name from Cabouchon plc on 8 September 2004.

Results and dividends

The consolidated results for the year are set out on page 8. The directors do not recommend payment of a dividend (2004: £nil).

Directors

The following directors have held office since 1 April 2004:

Kenneth Bone

Rufus Pearl (appointed 2 September 2004)

Peter Hoffman (appointed 2 September 2004)

Jake Hughes (resigned 2 September 2004)

David Pearl (resigned 2 September 2004)

Julie Wing (resigned 2 September 2004)

In accordance with the company’s Articles of Association, Kenneth Bone retires by rotation and, being eligible, offers himself for re-election.

Directors’ interests in shares

Directors’ interests in the shares of the company, including family interests, were as follows:

	Ordinary Shares of £0.50 each 31.3.2005	Ordinary Shares of £0.05 each 31.03.2004

Kenneth Bone	2,000	20,000
Rufus Pearl	2,000	—
Peter Hoffman	9,600,000	—

There have been no changes to the above since the year end.

The directors have no rights to subscribe for shares in Seven Arts Pictures plc or any company within the group.

Peter Hoffman’s shareholding is held via Seven Arts Pictures Inc., a company in which he is the major shareholder.

3

Substantial shareholdings

As at 26 September 2005 the directors had been notified that the following had an interest amounting to 3% or more of the issued voting share capital of the company:

	Ordinary Shares of £0.50 each as at 26 September 2005	Percentage of issued shares as at 26 September 2005

Seven Arts Pictures Inc.	9,120,000	69%
Julie Wing	1,280,000	10%
Jubilee Investment Trust plc	900,000	7%

Fixed assets

The movements in fixed assets during the period are set out in notes 10-12 to the financial statements.

Payment policy

The group does not follow a standard code for dealing specifically with the payment of creditors. Payment terms are negotiated with creditors and payments generally made within these agreed terms. Trade creditor days for the group as at 31 March 2005 were 20 days.

By order of the Board

John Bottomley

Secretary

4

SEVEN ARTS PICTURES PLC (FORMERLY CABOUCHON PLC)

Corporate governance

Compliance with the Combined Code

Under the rules of the Alternative Investment Market (AIM) the company is not required to comply with the Combined Code. However, the company has taken steps to comply with the Combined Code in so far as it can be applied practically, given the size of the company and the nature of its operations.

During the year under review the board of directors has complied with the provisions set out in Section 1 of the Combined Code as annexed to the Listing Rules of the London Stock Exchange with the exception of the following items:

•                  Non-executive directors are not appointed for specific terms although they are subject to re-election to the board under the terms of the company’s Articles of Association.

•                  There is no formal schedule of matters specifically reserved for decision by the board.

The group has adopted the transitional approach to the internal control element of the Combined Code as set out in the letter from the London Stock Exchange to listed companies in September 1999. Throughout the period the group has operated within the spirit of the code for a group of its size.

The directors consider that the group is not sufficiently large to warrant the need for certain requirements of the Combined Code, and therefore the following additional exceptions arise: the company has not created a separate nominations committee; an internal audit function has not been established; and there is no formal programme of training for the executive directors.

Board of directors

The board of directors, comprising two executive directors and one non-executive director, meets on a quarterly basis throughout the year. The following committees deal with the important aspects of the group’s affairs and provide independent, objective advice.

Audit committee

The board’s policy is for the non-executive director to meet with the company’s auditors once a year separately from the executive directors. The purpose of the committee is to ensure the preservation of good financial practices throughout the group; to monitor that controls are in force to ensure the integrity of financial information; to review the annual financial statements; and to provide, by way of planned meetings, a line of communication between the board and the external auditors.

Remuneration committee

The non-executive director is responsible for the executive directors’ remuneration, other benefits and terms of employment, including performance related bonuses and share options.

Internal control

The board is ultimately responsible for the group’s system of internal control and for reviewing its effectiveness, which is reviewed annually by the directors.

The Combined Code introduced a requirement that the directors review the effectiveness of the group’s system of internal controls. Following the publication in September 1999 of Internal Control: Guidance for Directors on the Combined Code (‘The Turnbull Report’) this requirement has been extended to cover all controls including financial, operational, compliance and risk management.

The group has adopted the transitional approach and has ensured that procedures were in place at the year end for implementing these controls.

A comprehensive budgetary process is completed once a year and is reviewed and approved by the board. The group’s results as compared to the budget and prior period are reported to the board on a monthly basis.  Revenue is re-forecast on a monthly basis.

5

SEVEN ARTS PICTURES PLC (FORMERLY CABOUCHON PLC)

Statement of directors’ responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.  In preparing those financial statements, the directors are required to:

a.                                      select suitable accounting policies and then apply them consistently;

b.                                     make judgements and estimates that are reasonable and prudent;

c.                                      state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

d.                                     prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the requirements of the Companies Act 1985.  They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are also responsible for the maintenance and integrity of the Seven Arts website.  Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.  Seven Arts Pictures plc accepts no responsibility for any information on other websites that may be accessed from the Seven Arts website by hyperlinks.

Disclaimer: Except where you are a shareholder, this material is provided for information purposes only and is not, in particular, intended to confer any legal rights on you.

These financial statements do not constitute an invitation to invest in the company’s shares.  Any decision you make to rely on this information is solely your responsibility.

The information is given as of the dates specified, is not updated, and any forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the group.  They are not historical facts, nor are they guarantees of future performance.

6

SEVEN ARTS PICTURES PLC (FORMERLY CABOUCHON PLC)

Independent auditors’ report to the members of Seven Arts Pictures plc

We have audited the consolidated financial statements of Seven Arts Pictures plc on pages 8 to 29 for the year ended 31 March 2005. These financial statements have been prepared under the historical cost convention and the accounting policies set out therein.

This report is made solely to the company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of the directors and auditors

As described in the statement of directors’ responsibilities on page 7 the company’s directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the company is not disclosed.

We read the directors’ report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Going concern

In forming our opinion, we have considered the adequacy of the disclosures made in the accounting policies of the financial statements concerning the uncertainty as to the continuing availability of the financial support provided by the majority shareholder. In view of the significance of this uncertainty we consider that it should be drawn to your attention but our opinion is not qualified in this respect.

Opinion

In our opinion the consolidated financial statements give a true and fair view of the state of the affairs of the company and of the group as at 31 March 2005 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

MRI Moores Rowland LLP	29 September 2005
Chartered Accountants
Registered Auditor	3 Sheldon Square
London W2 6PS

Note: The maintenance and integrity of the Seven Arts website is the responsibility of the directors; the work carried out by the auditors does not involve any consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website.

7

SEVEN ARTS PICTURES PLC (FORMERLY CABOUCHON PLC)

Consolidated profit and loss account

for the year ended 31 March 2005

	Note	2005		2004
		£	£	£	£

Turnover	2
Continuing operations (acquisitions)		2,206,466		—
Discontinued activities		100,430		141,518

			2,306,896		141,518
Cost of sales
Continuing operations (acquisitions)		(1,273,772)		—
Discontinued activities		(75,827)		(45,306)

			(1,349,599)		(45,306)

Gross profit			957,297		96,212

Other operating expenses (net)	3
Continuing operations (acquisitions)		(1,833,401)		—
Discontinued activities		(86,112)		(711,164)

			(1,919,513)		(711,164)
Operating loss
Continuing operations (acquisitions)		(900,707)		—
Discontinued activities		(61,509)		(614,952)

			(962,216)		(614,952)

Profit/(loss) on disposal of subsidiaries	13		109,541		—
Loss on sale of investments	5		(3,195,635)		(655)
Net interest payable	4		(92,169)		—

Loss on ordinary activities
before taxation	5		(4,140,479)		(615,607)

Taxation	8		(296,571)		—

Retained loss for the year	21		(4,437,050)		(615,607)

Loss per share in pence	9		(46.24)		(1.94)
Diluted loss per share in pence	9		(46.24)		(1.94)

8

SEVEN ARTS PICTURES PLC (FORMERLY CABOUCHON PLC)

Consolidated statement of total recognised gains and losses

for the year ended 31 March 2005

	2005	2004
	£	£

Loss for the year	(4,437,050)	(615,607)

Gain on lapsed share warrants	—	72,238

Exchange differences on translation of foreign operations	(230,249)	—

Total recognised gains and losses relating to the year	(4,667,299)	(543,369)

9

SEVEN ARTS PICTURES PLC (FORMERLY CABOUCHON PLC)

Balance sheets

As at 31 March 2005

		Group		Company
	Notes	31.3.2005	31.3.2004	31.3.2005	31.3.2004
		£	£	£	£

Fixed assets
Intangible assets	10	10,707,355	—	—	—
Tangible assets	11	15,584	24,171	—	—
Investments	12	800,000	—	5,600,000	—

		11,522,939	24,171	5,600,000	—

Current assets
Stock	14	—	47,509	—	—
Debtors	15	1,390,370	28,757	819,861	—
Cash at bank and in hand		30,377	1,253	27,731	—

		1,420,747	77,519	847,592	—
Creditors: amounts falling due within
one year	16	(7,151,823)	(408,158)	(31,595)	—

Net current (liabilities)/assets		(5,731,076)	(330,639)	815,997	—

Total assets less current liabilities		5,791,863	(306,468)	6,415,997	—

Creditors: amounts falling due after more
than one year	17	(3,000,000)	(4,500)	(3,000,000)	—

Total assets less current liabilities		2,791,863	(310,968)	3,415,997	—

Capital and reserves
Called up share capital	19	9,592,000	1,592,000	9,592,000	1,592,000
Share premium account	20	65,818	295,688	65,818	295,688
Profit and loss account	21	(6,865,955)	(2,198,656)	(6,241,821)	(1,887,688)

Shareholders’ funds	22	2,791,863	(310,968)	3,415,997	—

Equity		(208,137)	(310,968)	415,997	—
Non-equity		3,000,000	—	3,000,000	—

		2,791,863	(310,968)	3,415,997	—

These financial statements were approved by the board on 29 September 2005.

Peter Hoffman

Director

10

SEVEN ARTS PICTURES PLC (FORMERLY CABOUCHON PLC)

Consolidated cash flow statement

for the year ended 31 March 2005

	Notes	2005	2004
		£	£

Cash flow from operating activities	23a	1,502,788	(386,502)

Returns on investments and servicing of finance	23b	(92,169)	—

Capital expenditure and financial investment	23b	381,467	95,352

Acquisitions and disposals	23b	(1,040)	—

Cash inflow/(outflow) before financing		1,791,046	(291,150)

Financing	23b	(1,752,180)	285,829

Increase/(decrease) in cash in the year		38,866	(5,321)

		2005	2004
		£	£
Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash in the year		38,866	(5,321)

New loan funding		—	(189,210)

Loan repayments		(1,522,310)	—

Non-cash changes	23e	(7,590,597)	—

Movement in net debt in year		(9,074,041)	(194,531)

Net debt at 1 April 2004	23c	(284,199)	(89,668)

Net debt at 31 March 2005	23c	(9,358,240)	(284,199)

11

SEVEN ARTS PICTURES PLC (FORMERLY CABOUCHON PLC)

Accounting policies

for the year ended 31 March 2005

Basis of accounting

The financial statements have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the United Kingdom, and on the going concern basis. Due to the financial position of this company, the validity of this basis is conditional upon the continued support of the company’s majority shareholder.

The directors of the company have received assurances from the majority shareholder that it will continue to support the company and its subsidiary undertaking to enable them to meet their liabilities as they fall due for at least the next twelve months from the date of approval of these accounts. The majority shareholder is however not bound by these assurances.

Should the company be unable to continue trading as a result of the withdrawal of support of the majority shareholder, adjustments would have to be made to reduce the value of assets to their recoverable amount, to provide for any further liabilities which might arise, and to reclassify fixed assets and long term liabilities as current assets and liabilities.

Tangible fixed assets

Tangible fixed assets are stated at historical cost.

Depreciation is provided on all tangible fixed assets at rates calculated to write each asset down to its estimated residual value evenly over its expected useful life, as follows:-

Fixtures, fittings and equipment	- straight line over 5 years

Fixed asset investments

Fixed asset investments are stated at cost, less provision for diminution in value.

Basis of consolidation

The group financial statements consolidate the financial statements of Seven Arts Pictures plc and its subsidiary undertakings at 31 March 2005. The results of subsidiaries acquired and sold are included in the profit and loss account from or up to the date control passes on the acquisition basis. Intra group sales and profits are eliminated on consolidation.

No company profit and loss account is presented in accordance with the exemptions provided by S230 of the Companies Act 1985. Of the consolidated profit and loss for the year attributable to the shareholders of Seven Arts Pictures plc, a loss of £4,354,133 (2004: £294,494) has been included within the financial statements of the company.

Goodwill

Purchased goodwill is capitalised in the year in which it arises and amortised over its estimated useful life of 10 years.  In the opinion of the directors, 10 years is a reasonable maximum period for the estimated useful life of goodwill since it is difficult to make projections exceeding this period.

Directors make an annual review of the carrying value of goodwill to determine whether a provision for permanent diminution in value is necessary.

Intangible fixed assets

Films produced for exploitation or distribution are stated in the balance sheet at cost less amortisation and impairment to date. Amortisation is charged to write down the cost of such assets over their useful lives.

12

Deferred taxation

Deferred tax is provided in respect of the tax effect of all timing differences that have originated but not reversed at the balance sheet date.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Leased assets and obligations

Annual rentals under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Turnover

Turnover represents the invoiced value, net of Value Added Tax, of goods sold and services provided to customers.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction.  All differences are taken to the profit and loss account.

Stock

Stock is stated at the lower of cost and net realisable value.

Financial instruments

When appropriate, the group uses financial instruments to manage exposure to fluctuations in interest rates.

Financial assets are recognised in the balance sheet at the lower of cost and net realisable value. Provision is made for diminution in value when appropriate.

Interest receivable and payable is accrued and credited/charged to the profit and loss account in the period to which it relates.

Interest capitalised

Directly attributable interest is capitalised as part of intangible fixed assets and is based on interest charged as a result of obtaining bank and other borrowings to finance these assets.

13

SEVEN ARTS PICTURES PLC (FORMERLY CABOUCHON PLC)

Notes to the financial statements

for the year ended 31 March 2005

1.                 Basis of preparation

These financial statements have been prepared on the going concern basis.

2.                 Turnover and loss on ordinary activities before taxation

Sales were made within the following geographical markets:

	2005	2004
	£	£

Contixnuing operations (acquisitions):

Europe	788,067	—
North America	546,122	—
South America	70,121	—
Africa and Middle East	27,476	—
Asia	774,680	—

	2,206,466	—

Discontinued activities:

United Kingdom	100,430	141,518

Total turnover	2,306,896	141,518

All of the turnover and loss on ordinary activities from continuing operations has arisen from film exploitation and distribution.

All of the turnover and loss on ordinary activities from discontinued activities has arisen from the sale of high quality costume jewellery.

All of the net assets of the group are based in the United States of America.

3.                 Other operating expenses (net)

	2005	2004
	£	£

Administration expenses	1,919,513	711,164

As further explained in note 5, administration expenses (continuing) includes a provision of £800,000 made against the group’s investment in Armadillo Investments plc.

14

4.                 Net interest payable

	2005	2004
	£	£

Loan interest payable	92,759	—
Bank interest receivable	(590)	—

Net interest payable	92,169	—

5.                 Loss on ordinary activities before taxation

	2005	2004
	£	£

Loss on ordinary activities before taxation is stated after charging:

Amortisation of goodwill arising on acquisition of subsidiaries	—	98,310
Depreciation of tangible fixed assets	8,634	7,957
Impairment of goodwill arising on acquisition of subsidiaries	—	201,691
Amortisation of intangible fixed assets	1,075,307	—
Profit on disposal of subsidiary undertakings	109,541	—
Provision for diminution in value of unlisted investments	800,000	—
Finance costs incurred on bank and other production loans	92,696	—
Operating lease rentals of land and buildings	—	22,934
Auditors’ remuneration for audit services	20,000	10,000
Auditors’ remuneration for non-audit services	16,250	21,900

The exceptional item in respect of loss on sale of investments comprises £703,665 on the sale of half of the group’s holding in Armadillo Investments plc and £2,491,970 in respect of the disposal of its entire holding in Langley Park Investments plc.

6.                 Employees

	2005 No.	2004 No.

The average monthly number of persons (including executive directors) employed by the group during the period was:

Office and management	8	7

15

	2005	2004
	£	£

Staff costs for the above persons:

Wages and salaries	298,975	142,915
Social security costs	1,362	13,575

	300,337	156,490

7.                 Directors’ remuneration

	2005	2004
	£	£

Emoluments	243,711	85,000
Amounts paid to money purchase pension schemes	—	—

	243,711	85,000

Emoluments disclosed above include the following amounts paid to the highest paid director:

Emoluments	221,211	75,000

16

8.                 Taxation

	2005	2004
	£	£

Current tax charge	296,571	—

Factors affecting tax charge for the year

Loss on ordinary activities before taxation	(4,140,479)	(615,607)

Loss on ordinary activities before tax multiplied by the standard rate of UK corporation tax of 30% (2004: 19%)	(1,242,144)	(116,965)

Effects of:
Non deductible expenses	1,166,525	56,132
Depreciation and amortisation	361,100	—
Capital allowances	(903)	(133)
Tax losses carried forward	11,993	—
Tax losses utilised	—	60,966

Current tax charge	296,571	—

The company has losses of approximately £40,000 (2004 - £nil) to carry forward against future profits.

The company has losses of approximately £3,434,000 (2004: £240,000) to carry forward against capital profits.

A deferred tax asset has not been recognised in respect of timing differences relating to these losses not utilised and carried forward at the period end as there is insufficient evidence that the asset will be recovered.  The amount of the asset not recognised is £1,042,000 (2004: £193,000).  The asset would be recovered if the company were to be profit making in future years.

17

9.                 Loss per share

Basic and diluted loss per ordinary share of 46.24 pence (2004: 1.94 pence) are calculated using the group loss for the year after taxation of £4,437,050 (2004: £615,607) and the weighted average number of shares in issue of  9,596,055 (2004: 31,699,167).

The weighted average number of shares is calculated by time-apportioning each share in issue during the year.

The options, convertible preference shares and convertible debt in issue are anti-dilutive.

10.          Intangible fixed assets

Group	Film assets	Goodwill	Total
	£	£	£

Cost
1 April 2004	—	983,093	983,093
Additions	822,898	—	822,898
Acquired with subsidiary undertaking (note 12)	4,629,989	6,329,775	10,959,764
Eliminated on disposal of subsidiary	—	(983,093)	(983,093)

31 March 2005	5,452,887	6,329,775	11,782,662

Amortisation
1 April 2004	—	983,093	983,093
Charge for the year	711,128	364,179	1,075,307
Eliminated on disposal of subsidiary	—	(983,093)	(983,093)

31 March 2005	711,128	364,179	1,075,307

Net book value
31 March 2005	4,741,759	5,965,596	10,707,355

31 March 2004	—	—	—

Goodwill as at 1 April 2004 arose on consolidation of the company’s subsidiary undertaking, Cabouchon International Limited on 5 November 2001. The company was disposed of during the year and the attributed goodwill has therefore been eliminated.

The addition to film assets and goodwill arose following Seven Arts Filmed Entertainment Limited’s acquisition of the net assets of Seven Arts Pictures Inc. and Seven Arts Pictures Limited.

Included within film asset additions of £822,898 are amounts of £293,839 relating to capitalised finance costs incurred as a result of obtaining bank and other production loans (note 16).

18

11.          Tangible fixed assets

Group	Fixtures, fittings and equipment
£
Cost
1 April 2004	39,783
Acquired with subsidiary undertaking (note 12)	20,818
Disposed of with subsidiary undertakings	(39,783)

31 March 2005	20,818

Depreciation
1 April 2004	15,612
Charge for the year	8,634
Disposed of with subsidiary undertakings	(19,012)

31 March 2005	5,234

Net book value
31 March 2005	15,584

31 March 2004	24,171

12.          Fixed assets investments

Group	Listed investments	Unlisted investments	Total
	£	£	£

Cost
At 1 April 2004	—	—	—
Additions	3,000,000	3,000,000	6,000,000
Disposals	(3,000,000)	(1,400,000)	(4,400,000)

At 31 March 2005	—	1,600,000	1,600,000

Provision for diminution in value
At 1 April 2004	—	—	—
Provision in the year	—	(800,000)	(800,000)

At 31 March 2005	—	(800,000)	(800,000)

Net book value
31 March 2005	—	800,000	800,000

31 March 2004	—	—	—

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Company	Shares in subsidiary undertaking	Listed investments	Unlisted investments	Total
	£	£	£	£
Cost
At 1 April 2004	940,000	—	—	940,000
Additions	4,800,000	3,000,000	3,000,000	10,800,000
Disposals	(940,000)	(3,000,000)	(1,400,000)	(5,340,000)

At 31 March 2005	4,800,000	—	1,600,000	6,400,000

Provision for diminution in value
At 1 April 2004	940,000	—	—	940,000
Provision in the year	—	—	(800,000)	(800,000)
Provision reversed on disposal	(940,000)	—	—	(940,000)

At 31 March 2005	—	—	(800,000)	(800,000)

Net book value
31 March 2005	4,800,000	—	800,000	5,600,000

31 March 2004	—	—	—	—

The company’s principal subsidiary undertakings, all of which have been consolidated within these financial statements from the date of their acquisition, are as follows:

		Interest in ordinary
		share capital at
Name of undertaking	Principal activity and date of acquisition	31 March 2005

Seven Arts Filmed Entertainment Limited	Production and licensing of motion pictures	100%

The 100% shareholdings in Cabouchon International Limited, The Costume Jewellery Company Limited and The Cabouchon Collection plc were sold on 2 September 2004.

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Purchase of subsidiaries

During the year, the company acquired the entire issued share capital of Seven Arts Filmed Entertainment Limited.  An analysis of this acquisition is provided below:

	Book value	Fair value adjustments	Fair value
	£	£	£

Net book value of fixed assets	26,280	(5,462)	20,818
Intangibles	9,728,912	(5,098,923)	4,629,989
Debtors	1,230,369	530,581	1,760,950
Creditors	(7,403,575)	(537,957)	(7,941,532)

Net assets acquired	3,581,986	(5,111,761)	(1,529,775)
Goodwill			6,329,775
			4,800,000

Satisfied by:
Issue of new ordinary shares			4,800,000

13.          Disposal of subsidiary undertakings

On 2 September 2004, the group discontinued its costume jewellery selling operation at the time of the disposal of its subsidiaries, Cabouchon International Limited, The Cabouchon Collection plc and The Costume Jewellery Co. Limited.

The profit on disposal of the subsidiary companies has been calculated as follows:

Cabouchon International Limited	£

Cash proceeds	—

Net assets disposed of:
Fixed asset investments	20,771
Stock	10,000
Cash	166
Creditors	(1,047,259)

(1,016,322)
Add: inter company balance eliminated on disposal	905,918

Profit on disposal	(110,404)

21

The Cabouchon Collection plc

The company had no assets on the date of disposal or as at 31 March 2004.

The Costume Jewellery Co. Limited

£

Net assets disposed of:
Cash	874
Creditors	(24,697)

(23,823)
Add: inter company balance eliminated on disposal	24,686

Loss on disposal	863

14.          Stock

Group	2005	2004
	£	£

Finished goods and goods for resale (jewellery)	—	47,509

15.          Debtors

	Group 2005	Group 2004	Company 2005	Company 2004
	£	£	£	£

Trade debtors	1,137,675	—	—	—
Amounts due from parent undertaking	244,938	—	—	—
Amounts due from group undertakings	—	—	812,105	—
Other debtors	5,674	28,757	5,673	—
Prepayments and accrued income	2,083	—	2,083	—

	1,390,370	28,757	819,861	—

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16.          Creditors: amounts falling due within one year

	Group 2005	Group 2004	Company 2005	Company 2004
	£	£	£	£

Bank overdrafts	—	9,742	—	—
Bank and other production loans	6,388,617	—	—	—
Trade creditors	377,333	72,011	18,295	—
Corporation tax	296,571	—	—	—
Other taxation and social security	—	30,295	—	—
Other creditors	—	271,210	—	—
Accruals and deferred income	89,302	24,900	13,300	—

	7,151,823	408,158	31,595	—

Bank and other production loans are secured on certain rights pertaining to the assets to which the loans relate.

17.          Creditors: amounts falling due after more than one year

	Group 2005	Group 2004	Company 2005	Company 2004
	£	£	£	£

Other creditors	—	4,500	—	—
Convertible loans	3,000,000	—	3,000,000	—

	3,000,000	4,500	3,000,000	—

On 22 October 2004, the company issued convertible loans of £3,000,000. The terms attached to these convertible loans are:

•                  The holders are not entitled to any interest;

•                  Holders are entitled to a share in the distribution of the assets on winding up in preference to holders of the ordinary shares;

•                  Holders are entitled to convert each unit of debt into ordinary shares on a basis given in the subscription agreement; and

•                  Holders may only redeem their interest if the company is found to be in default of certain events, as defined in the subscription agreement.

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18.          Derivatives and other financial instruments

Financial instruments

The group’s financial instruments comprise cash balances, items such as trade debtors and trade creditors that arise directly from its operations and convertible loan notes. Financial instruments such as investments in, and advances to, subsidiary undertakings and short-term debtors and creditors have been excluded from these disclosures.

The main risks arising from the group’s financial instruments are foreign currency risk and interest rate/liquidity risk.

Foreign currency risk

The group receives income from overseas, normally in US Dollars, and also maintains the major part of its cash in US Dollars. The group’s exposure to exchange rate fluctuations is currently low and as therefore there is no policy to hedge against this risk.

Interest rate/liquidity risk

The group currently funds its operations from funds raised from the Alternative Investment Market, as well using as cash retained from its operations, and as such the directors regard the liquidity risk as low. The convertible loan stock bears no interest.

The total financial liabilities (being bank and other production loans) were £6,388,617 (2004: £nil) and their fair value was the same as the carrying value. These amounts were all designated in US Dollars.

The analysis of financial liabilities is, as follows:

	2005	2004
	£	£

Fixed rate	1,994,547	—
Floating rate	1,269,070	—
Interest free	3,125,000	—

	6,388,617	—

The fixed rate financial liabilities have fixed interest rates for the entire term of each loan. The weighted average interest rate of these fixed rate liabilities is 18%.

The benchmark rate used for determining the interest payments on the floating rate financial liabilities is LIBOR.

19.          Share capital

	2005	2004
	£	£

Authorised

6,000,000 £1 convertible, redeemable preference shares	6,000,000	—
25,184,000 ordinary shares of £0.5 each	12,592,000	—
100,000,000 ordinary shares of £0.05 each	—	5,000,000

	18,592,000	5,000,000

24

	2005	2004
	£	£

Allotted, called up and fully paid

3,000,000 £1 convertible, redeemable preference shares	3,000,000	—
13,184,000 ordinary shares of £0.5 each	6,592,000	—
31,840,000 ordinary shares of £0.05 each	—	1,592,000

At 30 June 2005	9,592,000	1,592,000

On 2 September 2004, a resolution was passed consolidating the ordinary shares to create 1 ordinary share of £0.50 for each 10 ordinary shares of £0.05 previously existing.

On 2 September 2004, a resolution was passed increasing the authorised ordinary share capital from 10,000,000 to 18,000,000 ordinary shares of £0.50 each.

On 2 September 2004, the company issued 3,000,000 convertible redeemable preference shares of £1 each. The terms attached to these preference shares are:

•                  The holders are not entitled to any interest;

•                  Holders are entitled to a share in the distribution of the assets on winding up in preference to holders of the ordinary shares;

•                  Holders are entitled to convert each unit of debt into ordinary shares on a basis given in the subscription agreement; and

•                  Holders may only redeem their holding if the company is found to be in default of certain events, as defined in the subscription agreement.

On 22 October 2004, a resolution was passed increasing the authorised ordinary share capital from 18,000,000 to 25,184,000 ordinary shares of £0.50 each and authorising the creation of a further 3,000,000 convertible redeemable preference shares of £1 each.

On 2 September 2004, 9,600,000 ordinary shares of £0.50 each were issued to Seven Arts Pictures Inc. in exchange for its 100% shareholding in Seven Arts Filmed Entertainment Limited.

On 2 September 2004, 200,000 ordinary shares of £0.50 each were issued at nominal value to each of Julie Wing and David Pearl, former directors of the company, as repayment of the loans made by them to the company.

20.          Share premium

Group and company	2005	2004
	£	£

At 1 April 2004	295,688	333,307
Share issue costs written off to share premium account	—	(37,619)
Reverse takeover costs written off to share premium account	(229,870)	—

At 31 March 2005	65,818	295,688

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21.          Profit and loss account

	Group 2005	Group 2004	Company 2005	Company 2004
	£	£	£	£

1 April 2004	(2,198,656)	(1,655,287)	(1,887,688)	(1,665,432)
Loss for the financial year	(4,437,050)	(615,607)	(4,354,133)	(294,494)
Gain on lapsed share warrants	—	72,238	—	72,238
Exchange differences on translation of foreign operations	(230,249)	—	—	—

31 March 2005	(6,865,955)	(2,198,656)	(6,241,821)	(1,887,688)

22.          Reconciliation of movement in shareholder’s funds

Group	2005	2004
	£	£

Loss for the year	(4,437,050)	(615,607)
Nominal value of new share capital subscribed	5,000,000	62,000
Nominal value of convertible redeemable preference shares issued	3,000,000	—
Gain on lapsed share warrants	—	72,238
Costs written off to the share premium reserve	(229,870)	(37,619)
Exchange differences on translation of foreign operations	(230,249)	—

Net increase to shareholders’ funds	3,102,831	(518,988)
Opening shareholders’ funds	(310,968)	208,020

Closing shareholders’ funds	2,791,863	(310,968)

23.          Cash flows

a.                 Reconciliation of operating loss to net cash flow from operating activities:

	2005	2004
	£	£
Operating loss	(962,216)	(614,952)
Depreciation	8,634	7,957
Amortisation	1,075,307	98,310
Impairment of goodwill	—	201,690
Provision for diminution in value of unlisted investments	800,000	—
Increase in stocks	37,509	(6,092)
Decrease/(increase) in debtors	396,557	(28,757)
Increase/(decrease) in creditors	146,997	(44,658)

Net cash flow from operating activities	1,502,788	(386,502)

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b.                 Analysis of cash flows for headings netted in the cash flow:.

	2005	2004
	£	£
Returns on investments and servicing of finance
Interest receivable	590	—
Interest payable	(92,759)	—

Net cash outflow from returns on investments and servicing of finance	(92,169)	—

Capital expenditure and financial investment
Purchase of tangible fixed assets	—	(1,868)
Additions to intangibles	(822,898)	—
Disposal of current asset investments	1,204,365	97,220

Net cash inflow from capital expenditure and financial investment	381,467	95,352

Acquisitions and disposals
Net cash disposed of with subsidiary undertakings	(1,040)	—

Net cash outflow from acquisitions and disposals	(1,040)	—

Financing
New loans	—	189,210
Repayment of borrowings	(1,522,310)	—
Issue of share capital	—	62,000
Reverse takeover costs written off to share premium account	(229,870)	—
Expenses paid in connection with share issue	—	(37,619)
Proceeds from issue of warrants	—	116,000
Expenses paid in connection with warrant issue	—	(43,762)

Net cash (outflow)/inflow from financing	(1,752,180)	285,829

c.                  Reconciliation of movement in net (debt)/funds:

	At 1 April 2004	Cash flow	Other non Cash changes	At 31 March 2005
	£	£	£	£

Cash at bank and in hand	1,253	29,124	—	30,377
Bank overdraft	(9,742)	9,742	—	—

Total	(8,489)	38,866	—	30,377
Debt due in less than one year	(271,210)	(1,522,310)	(4,595,097)	(6,388,617)
Debt due in more than one year	(4,500)	—	(2,995,500)	(3,000,000)

	(284,199)	(1,483,444)	(7,590,597)	(9,358,240)

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d.                 Acquisition of subsidiaries:

For details of the net assets acquired and the make up of consideration paid for the acquisition of subsidiaries please see note 12 to these financial statements. Discontinued activities did not have a material effect on the cash flows of the group in the year ended 31 March 2005.

e.                  Major non-cash transactions:

The following major non-cash transactions have taken place during the year to 31 March 2005:

Financing:		£

•	Loans converted to share capital	200,000
•	Shares given as consideration for acquisition of subsidiaries	4,800,000
•	Convertible debt issued in consideration of listed investments	3,000,000
•	Convertible redeemable preference shares issued in consideration of unlisted investments	3,000,000

24.          Commitments under operating leases

At 31 March 2005, the group had annual commitments under non—cancellable operating leases as follows:

	2005	2004
	£	£
Land and buildings:

Expiring in the first year	—	—
Expiring in the second to fifth year	—	—
In five years or more	—	22,000

	—	22,000

Following the disposal of subsidiary undertakings detailed at note 13 the group no longer has annual commitments under operating leases.

25.          Transactions with directors

At 31 March 2004, the following amounts, included within other creditors, were owed to the directors by the group: Julie Wing £141,210 and David Pearl £134,500. These loans were unsecured and no interest was charged.

The balance that was still due to the directors on 2 September 2004 was £100,000 and £100,000 respectively. These debts were settled by the issue of 200,000 ordinary shares of £0.5 each to Julie Wing and 200,000 ordinary shares of £0.5 each to David Pearl.

26.          Related party transactions

During the year Seven Arts Pictures plc issued 3,000,000 convertible redeemable preference shares of £1 each to Armadillo Investments plc, a company in which Rufus Pearl is a director, in exchange for an equity interest in the that company.

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27.          Contingent liabilities

Seven Arts Pictures plc and Seven Arts Pictures Inc. are currently jointly in litigation with Fireworks Entertainment Inc. and CanWest Entertainment Inc., both companies registered in the United States of America, regarding the company’s title to certain pictures acquired from these entities.

The legal costs have been charged to administration expenses as incurred and no provision has been made for any ongoing services. Should the company not be successful in retaining it’s title to the picture library, the company could also be required to compensate the defendants for their costs. No provision has been made of this, as the cost of this is unknown at the time.

28.          Control

There was no ultimate parent undertaking or controlling part as at 31 March 2004.

Following the reverse takeover of the company in September 2004, the immediate and ultimate parent company is Seven Arts Pictures Inc., a company incorporated in the United States of America.

The ultimate controlling party became Peter Hoffman by virtue of his majority beneficial shareholding in the company.

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SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Seven Arts Pictures PLC

/s/Peter Hoffman
Name: Peter Hoffman
Title: Chief Executive Officer